As confidentially submitted to the Securities and Exchange Commission on July 2, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

LYCIA THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2836	84-3860514
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
400 East Jamie Court, Suite 200
South San Francisco, California 94080
(650) 392-3357
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aetna Wun Trombley, Ph.D.
President and Chief Executive Officer
400 East Jamie Court, Suite 200
South San Francisco, California 94080
(650) 392-3357
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Effie Toshav, Esq. Amanda Rose, Esq. Chelsea Anderson, Esq. Fenwick & West LLP One Front Street 33rd Floor San Francisco, California 94111 (415) 875-2300	Charles S. Kim, Esq. Denny Won, Esq. Kristin VanderPas, Esq. Dave Peinsipp Cooley LLP 10265 Science Center Drive San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements as of March 31, 2026 and for the three months ended March 31, 2025 and 2026 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the prospectus to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED        , 2026
PRELIMINARY PROSPECTUS
               Shares
Common Stock
We are offering         shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $        and $        per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “LYCA,” and this offering is contingent upon obtaining approval of such listing.
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future reports after the closing of this offering. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Lycia Therapeutics, Inc., Before Expenses.	$	$

(1)See the section titled “Underwriting” for additional information regarding underwriting compensation.
Delivery of the shares of common stock is expected to be made on or about        , 2026.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional        shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $       and the total proceeds to us, before expenses, will be $       .

Joint Book-Running Managers

Jefferies	TD Cowen	Evercore ISI	Guggenheim Securities
Passive Book-Running Manager

LifeSci Capital

Prospectus dated       , 2026

Through and including        , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
i

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information. Unless the context otherwise requires, we use the terms “Lycia Therapeutics, Inc.,” “Lycia,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Lycia Therapeutics, Inc.
Overview
We are a clinical-stage biotechnology company focused on the discovery and development of novel therapeutics designed to degrade disease-causing extracellular proteins, with an initial focus on addressing autoimmune, inflammatory and allergic diseases. By leveraging our proprietary LYTAC (Lysosomal Targeting Chimera) platform, we have developed a pipeline of therapeutic candidates with the potential to provide deep and durable elimination of extracellular proteins that are inadequately addressed by currently available therapies. We aim to efficiently advance these therapeutic candidates through a streamlined clinical development strategy designed to generate early proof of concept, including Phase 1 pharmacodynamic and biomarker data, to assess target modulation and inform progression into later-stage clinical development. Our IgE portfolio consists of LCA-0061 and LCA-0062, which are both designed to efficiently degrade IgE for the treatment of allergic diseases, including food allergy. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including patients with food allergy, and we expect initial data in              . LCA-0062, our fast-follower IgE program, is currently in Investigational New Drug (IND)-enabling activities, and we intend to initiate a Phase 1 clinical trial following regulatory clearance in            . We are also advancing our Graves’ disease program, LCA-0321, which is designed to selectively degrade thyroid-stimulating hormone receptor (TSHR) autoantibodies (also known as thyrotropin receptor antibodies or TRAbs), the pathogenic drivers of Graves’ disease. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in                   .
The following chart summarizes our current LYTAC programs:
Our Pipeline Programs
We leverage our LYTAC platform to efficiently generate and optimize degrader programs tailored to the biology of each target and disease. We prioritize targets and indications with a clear path to early proof of concept, including the ability to generate pharmacodynamic and biomarker data in Phase 1 clinical trials to assess target modulation and inform further development. Our initial focus is on autoimmune, inflammatory and allergic diseases that are characterized by large patient populations, significant unmet need and well-validated disease biology that support clear applications for our LYTAC technology.
Our IgE Portfolio for Food Allergy and Other Allergic Diseases
We are advancing a portfolio of IgE-targeted cataLYTAC degraders to evaluate complementary approaches to achieving deep and durable elimination of IgE for patients with allergic diseases, including food allergy. Food allergy is estimated to affect more than 33 million people in the United States, with more than 40% of children and 50% of adults experiencing a severe reaction such as anaphylaxis. This translates to a large patient population, for many of whom the condition remains inadequately controlled by existing treatment options. Current IgE therapies, including IgE blockers such as omalizumab (Xolair), provide clinical benefit but remain constrained by weight-based and often cumbersome dosing schedules as well as limitations in patients with high circulating IgE levels. Despite these limitations, Xolair has seen rapid adoption after its 2024 U.S. Food and Drug Administration (FDA) approval for the treatment of IgE-mediated food allergy. By 2025, over 100,000 food allergy patients in the United States were prescribed Xolair, contributing to U.S. annual sales of over $4 billion. Worldwide product sales for the treatment of food allergies are projected to grow beyond $15 billion in the coming decade.
We are initially progressing LCA-0061 into clinical development to establish first-in-human proof of concept for cataLYTAC-mediated degradation of IgE. We are also advancing LCA-0062, a fast-follower IgE-targeted cataLYTAC degrader, with the potential to offer additional flexibility in dosing and duration of response. We intend to use clinical data to inform further advancement in food allergy as well as for other IgE-mediated diseases. We believe developing a portfolio of IgE-targeted degraders can provide multiple avenues to enhance clinical and commercial potential across allergic diseases.
■LCA-0061 is an antibody-small molecule conjugate cataLYTAC degrader designed to target and degrade IgE, a known driver of multiple allergic diseases, including food allergy, allergic asthma, allergic rhinitis, chronic spontaneous urticaria and chronic rhinosinusitis with nasal polyps. Current IgE-blocking approaches (e.g., Xolair) inhibit but do not remove IgE, require weight-based dosing and may have limited utility in patients with high baseline IgE levels, including key food allergy populations. LCA-0061 is designed to eliminate total and free IgE by targeting extracellular IgE for lysosomal degradation. As a cataLYTAC degrader, LCA-0061 can cycle in and out of the cell repeatedly to bind and eliminate multiple IgE molecules per LYTAC degrader. This unique mechanism can enable deep and durable depletion of IgE, which we believe could support use in patients with high baseline IgE levels. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including food allergy patients, and we expect initial data in                 .
■LCA-0062 is a fast-follower, bispecific antibody cataLYTAC degrader designed to target and degrade IgE. Like LCA-0061, it is capable of degrading multiple copies of IgE per LYTAC degrader and has the potential to offer additional flexibility in dosing and duration of response. We believe these unique properties could translate to differentiated activity in food allergy or support expansion into other IgE-mediated diseases. We are currently conducting IND-enabling activities of LCA-0062 and intend to initiate a Phase 1 clinical trial following regulatory clearance in                                       .
Our Graves’ Disease Program
LCA-0321 is a protein-small molecule conjugate classic LYTAC degrader that selectively degrades TRAbs, the pathogenic drivers of Graves’ disease. TRAbs bind to and activate TSHR expressed on the thyroid gland, resulting in an overactive thyroid (hyperthyroidism). Graves' disease is the most common cause of hyperthyroidism globally and is estimated to affect 2% of women and 0.2% of men, which is approximately 3 million adults in the United States. Anti-thyroid drugs (ATDs), one of the most common treatments for Graves’ disease, are only effective in achieving remission in approximately 45% of patients and the relapse rate is high—up to 52% in one meta-analysis—suggesting that alternative treatment options to improve the management of Graves’ disease are needed. Current treatment options for Graves’ disease primarily focus on managing symptoms rather than addressing the underlying autoimmune pathology. This translates to a large, underserved patient population in Graves’ disease. According to Evaluate Pharma, worldwide product sales for the treatment of Graves’ disease and its extrathyroidal manifestations are expected to grow to approximately $7 billion by 2032. Emerging approaches (e.g., neonatal Fc receptor or FcRn inhibitors) aim to reduce overall IgG levels, which include non‑selective depletion of both pathogenic TRAbs and non‑pathogenic antibodies. In contrast, LCA-0321 is designed to selectively eliminate the pathogenic autoantibodies that drive Graves’ disease, enabling a targeted, immune-sparing approach that has the potential to restore normal thyroid function without broad immunosuppression. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in                  .
Our Other Preclinical Programs
Our LYTAC platform enables us to efficiently generate high-quality therapeutic candidates across multiple disease areas. We have multiple preclinical programs focused on developing cataLYTAC degraders to durably deplete specific drivers of autoimmune, inflammatory and allergic diseases.
Our LYTAC Platform
We are developing a novel therapeutic modality based on our LYTAC technology, designed to overcome limitations of traditional target inhibition approaches. Inhibition-based approaches are limited by target tractability and functional constraints, as many proteins lack accessible binding sites or have complex or non-enzymatic functions, including extracellular targets such as TRAbs in Graves’ disease. In addition, inhibition requires sustained target engagement and may not fully suppress disease-driving activity, particularly for proteins with high expression or rapid resynthesis rates, as observed with IgE in allergic diseases.
In contrast to inhibition, degradation eliminates the target protein itself. Existing approaches to targeted protein degradation, including proteolysis targeting chimeras (PROTACs) and molecular glue degraders, are generally limited to degrading intracellular proteins. Based on foundational work from Nobel laureate Dr. Carolyn Bertozzi that extended the universe of protein degradation to include extracellular targets, LYTAC degraders are able to shuttle extracellular target proteins to the lysosome, where they are degraded, using the cell’s natural machinery. Building on Dr. Bertozzi’s work as the foundation, we have refined and expanded the LYTAC platform to serve as our drug discovery engine.
The extracellular and membrane-bound proteome consists of thousands of proteins with significant variability, including concentrations ranging over 10 orders of magnitude and half-lives ranging from minutes to weeks. As a result, we believe multiple approaches are required to effectively and efficiently target the various disease-causing proteins that exist outside the cell. Accordingly, we designed our platform to be modular and flexible. LYTAC degraders can use small molecule, antibody and other modalities to target the specific proteins implicated in particular diseases. These modalities can be used to create two distinct categories of LYTAC degraders, each designed to address different characteristics of disease-causing proteins.
■Classic LYTAC degraders: These degraders shuttle target proteins to the lysosome, where both the target and the classic LYTAC degrader are broken down. Classic LYTAC degraders are designed for targets that have low concentrations or slow resynthesis rates, or for situations where intermittent depletion is preferred.
■CataLYTAC degraders: By repeatedly cycling into and out of a cell, cataLYTAC degraders enable the degradation of multiple copies of a pathogenic protein for each cataLYTAC degrader, thereby expanding the scope of extracellular degraders. This cycling mechanism increases durability of action and is particularly effective for target proteins that are present in high concentrations or have a fast resynthesis rate.
Additionally, the modularity of our LYTAC platform is designed to support the rapid identification of new drug candidates. Because both classic LYTAC degraders and cataLYTAC degraders share a common two-part design, our library of proprietary internalizing receptor binders can be redeployed across programs and combined with new target binders to generate degraders against additional disease-causing proteins. We believe this approach will enable us to develop and advance new candidates in an efficient manner in multiple diseases with significant unmet needs, while building on the knowledge generated by each successive program.

Our Strategy
We are leveraging our differentiated LYTAC platform to build a pipeline of therapeutics designed to eliminate disease-causing extracellular proteins across autoimmune, inflammatory and allergic diseases. Through execution across our clinical programs and continued platform innovation, our goal is to establish LYTAC degraders as a new therapeutic modality with broad clinical utility.
To achieve this, we plan to:
■Advance our IgE portfolio (LCA-0061 and LCA-0062) to establish a differentiated approach in food allergy.
■Advance LCA-0321 to establish a targeted, disease-modifying approach in Graves’ disease.
■Expand our IgE portfolio into other allergic disease indications.
■Advance and expand our pipeline by applying our modular LYTAC platform to new targets.
■Continue to advance and enhance the LYTAC platform.
■Selectively explore strategic collaborations to maximize the value of our programs.
Our Foundation and Team
Lycia was founded on the transformational work of Carolyn Bertozzi, Ph.D., who was awarded the Nobel Prize in Chemistry in 2022 for foundational work in the field of bioorthogonal chemistry. Dr. Bertozzi and her team at Stanford University discovered and characterized LYTACs, a novel class of molecules capable of selectively targeting extracellular proteins for lysosomal degradation.
We have assembled a team of seasoned biotechnology leaders with deep experience in discovery and development of novel medicines to translate Dr. Bertozzi’s groundbreaking science into life-changing therapeutics. Our senior leadership team includes:
■Aetna Wun Trombley, Ph.D., our President and Chief Executive Officer, brings extensive leadership experience, including as former President and Chief Operating Officer of NGM Biopharmaceuticals, where she helped drive strategic partnerships and a successful initial public offering, as well as prior roles at Novartis and McKinsey & Company.
■Amy Bachrodt, our Chief Financial Officer, has over 18 years of finance experience across biopharmaceutical and biotechnology companies, including Maze Therapeutics, Myovant Sciences and Genentech.
■Chin Lee, M.D., our Chief Medical Officer, has over 20 years of drug development experience in immunology, including leadership roles at Allakos, Connect Biopharma, Theravance Biopharma, Genentech, Eli Lilly and Abbott.
■Steve Staben, Ph.D., our Chief Scientific Officer, previously spent over 14 years at Genentech leading drug discovery programs in oncology, immunology and novel modalities.
■Sofia Touami, Ph.D., our Chief Business Officer, has over 20 years of experience in business development and company building across biotechnology companies, including Hexagon Bio, Frontier Medicines and NGM Biopharmaceuticals.
Since our inception to June 30, 2026, we have raised approximately $266.6 million from a syndicate of leading life sciences investors. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering.

Summary Risk Factors
Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
■We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for investors to evaluate our business, likelihood of success and viability.
■We have incurred significant operating losses since our inception and have not generated any revenue from product sales. We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.
■Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or development programs, any future commercialization efforts or other operations.
■We are substantially dependent on the success of our LYTAC platform to advance clinical development of our IgE portfolio consisting of LCA-0061 and LCA-0062, and our Graves’ disease program, LCA-0321. Any setback to our platform or core technology could adversely affect all of our therapeutic candidates and our ability to build out our pipeline. If we are unable to advance the development of, receive regulatory approval for, and ultimately successfully commercialize any of these therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.
■Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our therapeutic candidates and any future therapeutic candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.
■We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
■Our future performance is dependent on our ability to retain key employees and to attract, retain and motivate qualified personnel and manage our human capital.
■We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain marketing authorization, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.
■The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize our therapeutic candidates and any future therapeutic candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.
■If we are unable to obtain and maintain patent protection or other necessary rights for any of our current or future therapeutic candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under our patents are not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

■We rely on third parties to manufacture our therapeutic candidates and clinical product supplies, and we may not be able to obtain adequate supplies at a reasonable cost or in a timely way.
The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our financial statements and the related notes. The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.
Corporate and Other Information
We were incorporated under the laws of the State of Delaware on October 24, 2019, under the name Lycia Therapeutics, Inc.
Our principal executive offices are located at 400 East Jamie Court, Suite 200, South San Francisco, California 94080, and our telephone number is (650) 392-3357. Our website address is https://www.lyciatx.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website in this prospectus solely as a textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.
The marks “Lycia,” “Lycia Therapeutics,” the Lycia logo, “LYTAC,” “cataLYTAC,” and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are valuable company assets and are the exclusive property of Lycia. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus appear without the ® and ™ symbols, but this should not be interpreted as a waiver of any rights, and we fully reserve the right to assert and protect our intellectual property rights concerning our marks in accordance with applicable laws.
All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Our use of third-party trade names, trademarks or service marks in this prospectus does not imply any affiliation with, endorsement by, or sponsorship by us of those companies.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:
■being permitted to present only two years of financial statements and only two years of reduced related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
■not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), on the effectiveness of our internal controls over financial reporting;
■reduced disclosure obligations regarding executive compensation arrangements; and
■exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations for emerging growth companies in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended (Securities Act), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
We are also a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended (Exchange Act), meaning that (i) the aggregate number of shares of our common equity held by non-affiliates before the effectiveness of the registration statement of which this prospectus is a part, plus the number of such shares offered hereby to non-affiliates, multiplied by the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is less than $700.0 million, and (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our capital stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our capital stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	shares.

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to advance the clinical development of our IgE portfolio consisting of LCA-0061 and LCA-0062, to advance clinical development of our Graves’ disease program, LCA‑0321, and to advance our other research and development activities; as well as for working capital and for other general corporate purposes.

See the section titled “Use of Proceeds” for additional information.

Risk factors
Investing in our common stock involves a high degree of risk. You should read the section titled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“LYCA”

The number of shares of our common stock to be outstanding after this offering is based on (i)            shares of our common stock outstanding as of          , 2026, including            shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding convertible preferred stock as of           , 2026 into an aggregate of            shares of our common stock in connection with the completion of this offering, and excludes:
■          shares of our common stock issuable upon the exercise of stock options outstanding as of          , 2026 under our 2020 Equity Incentive Plan (2020 Plan), with a weighted-average exercise price of $      per share;
■           shares of our common stock issuable upon the exercise of stock options granted after           , 2026 under our 2020 Plan, with a weighted-average exercise price of $      per share;
■          shares of our common stock reserved for future issuance under our 2026 Equity Incentive Plan (2026 Plan), which will become effective in connection with this offering (including          shares reserved for issuance under our 2020 Plan, which shares will be added to the 2026 Plan upon its effectiveness); and

■           shares of our common stock to be reserved for future issuance under our 2026 Employee Stock Purchase Plan (ESPP), which will become effective in connection with this offering.
Our 2026 Plan and our ESPP provide for automatic annual increases in the number of shares of our common stock reserved thereunder. For additional information regarding our 2020 Plan, 2026 Plan and ESPP, see the section titled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans.”
Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:
■the automatic conversion of all shares of our convertible preferred stock outstanding as of           , 2026 into an aggregate of       shares of our common stock in connection with the completion of this offering;
■a       -for-       reverse stock split of our outstanding common stock, which was effected on      , 2026;
■the adoption, filing, and effectiveness of our restated certificate of incorporation and restated bylaws, each of which will occur immediately prior to the completion of this offering;
■no exercise of outstanding options described above; and
■no exercise by the underwriters of their option to purchase additional shares.

Summary Financial Data
The following tables set forth our summary statements of operations and comprehensive loss and balance sheet data as of the dates indicated. The summary statements of operations and comprehensive loss data for the years ended December 31, 2024 and 2025 and the summary balance sheet data as of           , 2026 are derived from our audited financial statements included elsewhere in this prospectus. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary financial data in this section are not intended to replace our financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,
	2024	2025
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Collaboration revenue	$14,936	$6,741
Operating expenses:
Research and development	41,069	40,507
General and administrative	6,400	6,112
Restructuring and impairment charges	—	1,528
Total operating expenses	47,469	48,147
Loss from operations	(32,533)	(41,406)
Other income, net:
Interest income	6,193	4,830
Interest expense	(39)	(31)
Other expense, net	(117)	(102)
Total other income, net	6,037	4,697
Loss before income taxes	(26,496)	(36,709)
Provision for (benefit from) income tax	7	(249)
Net loss	$(26,503)	$(36,460)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.98)	$(2.59)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	13,396,320	14,095,819
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$
Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(2)

(1)See Note 2 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders.
(2)The calculations for the pro forma net loss per share attributable to common stockholders, basic and diluted, give effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2025 into an aggregate of               shares of our common stock as if it occurred on January 1, 2025.

AS OF , 2026
	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)(3)
(unaudited) (in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$	$	$
Working capital(4)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity
(1)Pro forma amounts give effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of       , 2026 into an aggregate of      shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering.
(2)The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale of       shares of common stock in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ deficit by approximately $       million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ deficit by approximately $        million, assuming the assumed initial public offering price remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering.
(4)We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our financial statements and the related notes included elsewhere in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.
Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital
We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for investors to evaluate our business, likelihood of success and viability.
We are a clinical-stage biotechnology company with a limited operating history. We commenced operations in 2019, have no products approved for commercial sale and have never generated any revenue from sales of our therapeutic candidates. Drug development is a highly speculative undertaking and involves a substantial degree of risk. It entails substantial upfront capital expenditures and significant risk that any therapeutic candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. To date, we have devoted substantially all of our resources to developing our LYTAC platform, our IgE portfolio, including LCA-0061 and LCA-0062, our Graves’ disease program, LCA-0321, our preclinical therapeutic candidates and our earlier-stage programs; building our pipeline; conducting preclinical studies and early-stage clinical trials; organizing and staffing our company; business planning; establishing and maintaining our intellectual property portfolio; establishing arrangements with third parties for the development and the manufacture of our therapeutic candidates; raising capital; and providing general and administrative support for these operations.
To date, we have funded our operations primarily with proceeds from sales of our convertible preferred stock. From inception through December 31, 2025, we received an aggregate of $190.9 million in net proceeds from sales of our convertible preferred stock and an aggregate of $1.1 million in net proceeds from sales of our common stock and stock option exercises.
We have not yet demonstrated an ability to successfully complete any clinical trials, including for LCA-0061, LCA-0062 and LCA-0321, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.
In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biotechnology companies developing therapeutics capable of eliminating disease-causing extracellular proteins for autoimmune, inflammatory and allergic diseases. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant operating losses since our inception and have not generated any revenue from product sales. We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.
We have incurred significant operating losses in each reporting period since our inception, have not generated any revenue from the sale of our therapeutic candidates to date and have financed our operations principally through private placements of our convertible preferred stock. For the years ended December 31, 2024 and 2025, we reported a net loss of $26.5 million and $36.5 million, respectively. We had an accumulated deficit of $117.6 million as of December 31, 2025. There is no assurance that we will obtain financing from other sources, or that we will be able to obtain such financing on favorable terms, if at all. Substantially all of our losses have resulted from expenses incurred in connection with the development and in-licensing of intellectual property related to our pipeline of LYTAC therapeutics, the research and development of LCA-0061, LCA-0062 and LCA-0321 and our preclinical therapeutic candidates, and from general and administrative costs associated with our operations. We expect to incur increasing levels of operating losses for the foreseeable future, particularly as we advance our clinical and preclinical programs through development. Our prior losses have had, and combined with expected future losses will continue to have, an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our planned clinical trials for LCA-0061 and LCA-0321, and in connection with IND-enabling activities and potential future clinical development of LCA-0062 and our other preclinical therapeutic candidates. In addition, if we obtain regulatory approval for any of our therapeutic candidates, we will incur significant sales, marketing, manufacturing and distribution expenses in connection with the commercialization of such therapeutic candidates. We may never succeed in these activities and, even if we do, we may never generate any revenue from product sales or revenue that is significant enough to achieve profitability.
As a result, we expect to continue to incur significant and increasing net losses for the foreseeable future.  We may not generate revenues from product sales for many years, if ever. Because of the numerous risks and uncertainties associated with developing therapeutic products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To become and remain profitable, we must succeed in discovering, developing, obtaining regulatory approvals for, and eventually commercializing, products that generate significant revenue. We are only in the preliminary stages of these activities.
Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis. In addition, we expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely on the results of any quarterly or annual periods as indications of future operating performance. If we fail to become and remain profitable, there may be an adverse effect on the value of our company, which could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our therapeutic candidate pipeline, achieve our strategic objectives or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or development programs, any future commercialization efforts or other operations.
Developing therapeutic products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance LCA-0061 and LCA-0321 through clinical development and LCA-0062 through IND-enabling activities and any future therapeutic candidates through preclinical and clinical development. We expect increased expenses as we continue our research and development, continue our ongoing clinical trials, initiate additional clinical trials, seek to expand our product pipeline and clinical applications, seek regulatory approval for our current and future therapeutic candidates and invest in our organization. In addition, if we obtain regulatory approval for any of our therapeutic candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company that we did not incur as a private company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.
We had $91.2 million in cash, cash equivalents and marketable securities as of December 31, 2025. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient for us to fund our operations        . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changes beyond our control may occur that would cause us to use our available capital before that time, including changes in and progress of our drug development activities and changes in regulation. Our future capital requirements will be dependent on many factors, including:
■the progress, timing and results of preclinical studies and clinical trials for any of our current or future therapeutic candidates;
■the number, scope and duration of clinical trials required for regulatory approval of our current or future therapeutic candidates;
■further development of our LYTAC platform;
■the extent to which we develop, in-license, out-license or acquire any future therapeutic candidates or technologies;
■the number and development requirements of any future therapeutic candidates that we may pursue, and other indications for our current therapeutic candidates that we may pursue;
■the costs, timing and outcome of obtaining regulatory approvals of our current or future therapeutic candidates;
■the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current or future therapeutic candidates;
■the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future therapeutic candidates;
■the costs associated with commercializing any approved therapeutic candidates, including establishing manufacturing, sales, marketing, market access and distribution capabilities;
■to the extent we pursue strategic collaborations, including collaborations to commercialize our therapeutic candidates or any future therapeutic candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses;
■the costs associated with completing any post-marketing studies or trials required by the U.S. Food and Drug Administration (FDA), or other comparable foreign regulatory authorities;
■the revenue, if any, received from commercial sales of our therapeutic candidates or any future therapeutic candidates, if any are approved;
■our implementation of various computerized informational systems and efforts to enhance operational systems;
■expenses incurred to attract, hire and retain skilled personnel;

■our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors, and adequate market share and revenue for any approved products;
■the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation;
■the extent to which we acquire or invest in businesses, or acquire, in-license or out-license other therapeutic candidates and technologies;
■the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;
■our efforts to enhance operational systems and hire additional personnel and consultants to satisfy our obligations as a public company; and
■the impact of global economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.
Even if this offering is successful, we will require additional capital to complete our planned preclinical studies and clinical trials for our current therapeutic candidates to obtain regulatory approval, and we anticipate needing to raise additional capital to complete the development of, and eventually commercialize, our therapeutic candidates, if approved. Adequate additional financing may not be available to us on favorable terms, or at all. Our ability to raise additional funds will be dependent on financial, economic and market conditions, geopolitical issues and other factors, over which we may have limited or no control. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization, if approved, of all or part of our research programs or therapeutic candidates or we may be unable to take advantage of future business opportunities, including pursuing new in-licenses and acquisitions. Furthermore, any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and any future therapeutic candidates, if approved. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.
We will be required to obtain further funding through public or private equity financings, debt financings, collaboration agreements, licensing arrangements or other sources of financing, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, each investor’s ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect each investor’s rights as a stockholder. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our therapeutic candidates or grant licenses on terms that are not favorable to us.
Our failure to raise capital as and when needed or on acceptable terms could significantly harm our business, financial condition, results of operations and prospects and cause the price of our common stock to decline, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research or drug development programs, preclinical studies, clinical trials or future commercialization efforts.

Risks Related to Research, Discovery, Development and Commercialization of Our Therapeutic Candidates
We are substantially dependent on the success of our LYTAC platform to advance clinical development of our IgE portfolio consisting of LCA-0061 and LCA-0062, and our Graves’ disease program, LCA-0321. Any setback to our platform or core technology could adversely affect all of our therapeutic candidates and our ability to build out our pipeline. If we are unable to advance the development of, receive regulatory approval for, and ultimately successfully commercialize any of these therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.
Our future success is highly dependent on our ability to timely complete successful clinical trials, obtain regulatory approval for and then successfully commercialize our therapeutic candidates, which may never occur. All of our current therapeutic candidates are built on the LYTAC platform, and no LYTAC-based therapy has been approved by the FDA or any other regulatory authority. Although other companies are also developing therapeutics based on targeted degradation of extracellular proteins, no regulatory authority has granted approval for any such therapeutic. We are early in our Phase 1 clinical development efforts with respect to LCA-0061 and LCA-0321. Our other potential therapeutic candidates, including LCA-0062, are in earlier stages of development. We currently have no products that are approved for sale in any jurisdiction. We have invested substantially all of our efforts and financial resources in our LYTAC platform and our therapeutic candidates. There can be no assurance that our current therapeutic candidates or any future therapeutic candidates we develop will achieve success in their clinical trials or obtain regulatory approval. Because our therapeutic candidates are all dependent on our LYTAC platform, any setback to the LYTAC platform could adversely affect the development of multiple therapeutic candidates across our entire pipeline. For example, if preclinical studies or clinical trials reveal that our LYTAC platform is associated with unexpected safety concerns, we could be required to halt or delay the development of our therapeutic candidates that rely on the platform or technology. In the future, we may also become dependent on other therapeutic candidates that we may develop or acquire; however, given our early stage of development, it may be several years, if at all, before we have demonstrated the safety and efficacy of a treatment sufficient to warrant approval for commercialization.
Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will be heavily dependent on the successful development and eventual commercialization of LCA-0061, LCA-0062 and LCA-0321, and any other current or future therapeutic candidates developed on our LYTAC platform. The success of LCA-0061, LCA-0062, LCA-0321 and any additional therapeutic candidates will be dependent on several factors, including the following:
■timely completion of successful current and future preclinical studies and clinical trials resulting in attractive, competitive target product profiles;
■clearance of IND applications by the FDA or other similar clinical trial applications from comparable foreign regulatory authorities for our future clinical trials for our pipeline therapeutic candidates;
■timely and successful enrollment of patients in, and timely and successful completion of, clinical trials with favorable results, including in compliance with the FDA’s good clinical practices (GCPs) and any additional regulatory requirements from comparable foreign regulatory authorities;
■our ability to enroll adequate subjects to allow the results to be generalizable to the U.S. population;
■the frequency and severity of adverse events in clinical trials;
■approval of BLAs by the FDA or other similar regulatory authorities;
■ability to complete any post-marketing commitments or post-marketing requirements;
■raising additional funds necessary to complete clinical development of and commercialize our current or future therapeutic candidates;

■obtaining, maintaining, expanding and protecting our patent, trade secret and other intellectual property and regulatory exclusivity for our current and future therapeutic candidates;
■making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current and future therapeutic candidates and ensuring a resilient, effective supply chain that produces supply that outpaces demand;
■developing and implementing marketing and reimbursement strategies, and creating adequate demand forecasts for supply and sales planning;
■establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
■demonstrating safety, purity and potency, and acceptable risk-benefit profiles of our therapeutic candidates to the satisfaction of the FDA and comparable foreign regulatory authorities and attractive to physicians, patients, advocates, payors and caregivers;
■acceptance of our products, if and when approved, by patients, the medical community and third-party payors underpinned by adequate health economic data and a meaningful value proposition;
■effectively competing with existing and future therapies;
■obtaining and maintaining third-party payor coverage and adequate reimbursement in both public and private payor spaces;
■obtaining appropriate support from patient advocacy organizations;
■addressing any delays in our clinical trials resulting from any major natural disasters, regional and global geopolitical conflicts, supply chain issues, health pandemics or significant political events; and
■maintaining a continued acceptable safety and efficacy profile of the products following approval.
Many of these factors are beyond our control, and it is possible that none of our therapeutic candidates will ever obtain regulatory approval even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our therapeutic candidates, which would materially harm our business. For example, our business could be harmed if results of our ongoing clinical trials of LCA-0061 and LCA-0321 show unexpected adverse events or a lack of efficacy in the indications we intend to treat, do not meet the clinical endpoints or if we experience other regulatory or developmental issues.
Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our therapeutic candidates and any future therapeutic candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.
The risk of failure is high for preclinical and early clinical-stage therapeutic candidates. LCA-0061 and LCA-0321 are in Phase 1 clinical development, and other therapeutic candidates are in preclinical development. We will need to submit an IND, or foreign equivalent, for LCA-0062 and our other preclinical therapeutic candidates prior to conducting any clinical trials for these therapeutic candidates. It is impossible to predict when or if LCA-0061, LCA-0062, LCA-0321 or any future therapeutic candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any therapeutic candidate, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our therapeutic candidates are safe, pure and potent, which includes clinical effectiveness, in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our therapeutic candidates or any future therapeutic candidates, or a competitor’s therapeutic candidate in the same class, may not be predictive of the results of later-stage clinical trials. In addition, results of early, smaller-scale studies and clinical trials with a single or few clinical trial sites may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials across multiple clinical trial sites. Interim, topline or preliminary results of a clinical trial are not necessarily indicative of final results. We may be unable to establish benefit on endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design and patient characteristics between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their therapeutic candidates performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same therapeutic candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or to unfavorable safety profiles, notwithstanding promising results in earlier trials. There is typically a high rate of failure of therapeutic candidates proceeding through clinical trials, particularly in the earlier stages of development. Most therapeutic candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support clinical development of LCA-0061, LCA-0062, LCA-0321 or any future therapeutic candidates.
Additionally, some of our planned clinical trials utilize, or may utilize, an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational therapeutic candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational therapeutic candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our therapeutic candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.
We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive regulatory approval or commercialize our therapeutic candidates or any future therapeutic candidates, including:
■regulatory authorities, institutional review boards (IRBs) or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may halt or suspend an ongoing clinical trial;
■inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials;
■we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
■clinical trial sites deviating from the trial protocol or dropping out of a trial;

■clinical trials of any therapeutic candidates may fail to show safety or efficacy, produce negative or inconclusive results and we may decide, or regulatory authorities may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;
■the number of subjects required for clinical trials of any therapeutic candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
■our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;
■we may elect, or regulatory authorities, IRBs or ethics committees may require, that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks;
■the cost of clinical trials of any of our therapeutic candidates or any future therapeutic candidates may be greater than we anticipate, and we may not have sufficient funds to complete such trials;
■the quality of our therapeutic candidates or any future therapeutic candidates or other materials necessary to conduct clinical trials of our therapeutic candidates or any future therapeutic candidates may be inadequate to initiate or complete a given clinical trial;
■our inability to manufacture sufficient quantities of our therapeutic candidates or any future therapeutic candidates for use in clinical trials;
■our inability to meet drug specifications suitable for use in clinical trials and commercial applications;
■reports from clinical testing of other therapies may raise safety or efficacy concerns about our therapeutic candidates or any future therapeutic candidates;
■the receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;
■the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial or require additional clinical data before initiating a particular cohort or portion of clinical study; and
■global health crises or regional or global geopolitical conflicts may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials.
We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs overseeing the institutions in which such trials are being conducted or the FDA or other comparable regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board (DSMB), or equivalent review committee, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including the FDA’s GCP regulations, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our therapeutic candidates or any future therapeutic candidates. Further, the FDA or other comparable foreign regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.
We cannot predict with any certainty the schedule for commencement and completion of future clinical trials. Further, conducting clinical trials in foreign countries, as we are doing and may do in the future for our therapeutic candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
If we are required to conduct additional clinical trials or other testing of our current or future therapeutic candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our current or future therapeutic candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining regulatory approval, if we receive such approval at all, receive more limited or restrictive regulatory approval, be subject to additional post-marketing testing requirements or have the product removed from the market after obtaining regulatory approval.
Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events (SAEs) associated with our therapeutic candidates, we may:
■be delayed in obtaining regulatory approval, if at all;
■obtain approval for indications or patient populations that are not as broad as intended or desired or may have restricted duration expectations or guidance;
■obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
■be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
■have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy (REMS);
■be subject to the addition of labeling statements, such as warnings or contraindications;
■be sued; or
■experience damage to our reputation.
Our drug development costs will also increase if we experience delays in testing or obtaining regulatory approvals. Also, delays in obtaining regulatory approval may increase commercialization costs if the competitive environment becomes more intense prior to market entry. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.
Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of our therapeutic candidates.
We may make formulation or manufacturing changes to our therapeutic candidates, in which case we may need to conduct additional preclinical or clinical studies to bridge our modified therapeutic candidates to earlier versions. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our current or any future therapeutic candidates could be negatively impacted, and our ability to generate revenues from our current or future therapeutic candidates may be delayed or eliminated entirely.
If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the number and location of clinical sites we enroll, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the inability to obtain and maintain patient consents, the risk that enrolled participants will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the therapeutic candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics, including those being developed by our competitors, that may be approved for the indications being investigated by us, and patients’ inability to complete treatment due to illness or other events. In addition, some of our competitors currently have ongoing clinical trials for therapeutic candidates that would treat the same patients as our therapeutic candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ therapeutic candidates. Because we are developing LCA-0061 and LCA-0062 for overlapping indications, these programs may compete with each other for patient enrollment. If LCA-0061 and LCA-0062 are conducting clinical trials concurrently, patients who would otherwise be eligible for one trial may enroll in the other, which could delay enrollment and impede our ability to advance both programs simultaneously. Furthermore, we expect to rely on our CROs and clinical trial sites to ensure the proper and timely conduct of our future clinical trials, including the patient enrollment process, and we have limited influence over their performance. Additionally, we could encounter delays if treating physicians face unresolved ethical issues associated with enrolling patients in future clinical trials of our therapeutic candidates or any future therapeutic candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.
We may not be able to initiate or continue our ongoing or planned clinical trials for our current or future therapeutic candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. We cannot be certain (i) how many patients will meet our criteria for inclusion in our clinical trials, (ii) that the number of patients enrolled in each program will suffice for marketing authorization or (iii) whether the indication targeted will be included in the approved product labeling. If our strategies for patient identification and enrollment prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our therapeutic candidates. Patient enrollment is also affected by other factors, including:
■severity of the disease under investigation;
■our ability to recruit clinical trial investigators of appropriate competencies and experience;
■the incidence and prevalence of our target indications;
■clinicians’ and patients’ awareness of, and perceptions as to, the potential advantages and risks of our therapeutic candidates in relation to other available therapies, including any new products that may be approved for the indications we are investigating;
■the availability, expertise, dedication and selection of CROs to manage operations related to clinical trial enrollment;

■competing studies or trials with similar eligibility criteria;
■invasive procedures required to enroll patients and to obtain evidence of the therapeutic candidate’s performance during the clinical trial;
■availability and efficacy of approved medications for the disease under investigation;
■eligibility criteria defined in the protocol for the trial in question;
■the size and nature of the patient population required for analysis of the trial’s primary and secondary endpoints;
■efforts to facilitate timely enrollment in clinical trials;
■whether we are subject to a partial or full clinical hold on any of our clinical trials;
■reluctance of physicians or patient advocacy organizations to encourage patient participation in clinical trials;
■the ability to monitor patients adequately during and after treatment;
■our ability to obtain and maintain patient consents; and
■proximity and availability of clinical trial sites for prospective patients.
If we are unable to enroll a sufficient number of patients for our clinical trials, it would result in significant delays or might require us to abandon one or more clinical trials altogether. Even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty retaining patients in our clinical trials. Many of the patients who end up receiving placebo may perceive that they are not receiving the therapeutic candidate being tested, and they may decide to withdraw from our clinical trials to pursue other alternative therapies rather than continue the trial with the perception that they are receiving placebo. Enrollment delays in our clinical trials may result in increased development costs for our therapeutic candidates or any future therapeutic candidates, slow down or halt our therapeutic candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and to generate revenue, which would cause our stock price to decline and limit our ability to obtain additional financing, if needed.
Adverse side effects or other safety risks associated with our therapeutic candidates or any future therapeutic candidates we may develop could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon further development, limit the commercial profile of an approved product or result in significant negative consequences following regulatory approval, if any.
There may be treatment-related SAEs or unexpected serious adverse reactions suspected to be associated with the use of our therapeutic candidates or any future therapeutic candidates. Our clinical trials may reveal significant adverse events not seen in our preclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of our therapeutic candidates or any future therapeutic candidates. Undesirable or clinically unmanageable side effects observed in our clinical trials for our therapeutic candidates could cause us or regulatory authorities to interrupt, delay or halt our clinical trials and could result in more restrictive labeling than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If additional adverse events, SAEs or other side effects are observed in any of our clinical trials that are atypical of, or more severe than, the known side effects of the respective class of agents of which each of our therapeutic candidates is a part, or other products in development for the same indications, we may have difficulty recruiting participants to our clinical trials, participants may drop out of our trials or we may be required to abandon those trials or our development efforts of one or more therapeutic candidates altogether. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our therapeutic candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. Undesirable or clinically unmanageable side effects observed in our clinical trials for our therapeutic candidates could also occur following discontinuation of our therapeutic candidates or any future therapeutic candidates with sufficient recovery periods, and we will need to monitor the severity and duration of side effects in our clinical trials. If such effects are more severe, less reversible than we expect or not reversible at all, we may decide or be required to perform additional studies or to halt or delay further clinical or preclinical development of our therapeutic candidates, as applicable, or any future therapeutic candidates, which could result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Adverse events and SAEs that emerge during clinical investigation of or treatment with our therapeutic candidates or any future therapeutic candidates may be deemed to be related to our therapeutic candidates. Moreover, if our therapeutic candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for our therapeutic candidates, if approved. This may require longer and more extensive clinical development, or regulatory authorities may increase the amount of data and information required to approve, market or maintain approval for our therapeutic candidates or future therapeutic candidates and could result in warnings and precautions in our product labeling or a restrictive REMS. This may also result in an inability to obtain approval of our therapeutic candidates or future therapeutic candidates. We, the FDA or other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a therapeutic candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude a therapeutic candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of such approved product due to its safety or tolerability versus other therapies. Further, it is possible that, as we test our therapeutic candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of our therapeutic candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Any of these developments could materially harm our business, financial condition, results of operations and prospects.
Preliminary, topline or interim data from our clinical trials that we announce or publish from time to time may change as more patient data become available and/or are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary, topline or interim data from our clinical trials, such as preliminary, topline or interim data analysis from our ongoing Phase 1 clinical trials for LCA-0061 and LCA-0321. These data and related findings and conclusions may only reflect certain endpoints rather than all endpoints and are subject to change. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.
Preliminary or topline data also remain subject to review and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, preliminary and topline data should be viewed with caution until the final data are available. In addition, we may report preliminary data or interim analyses of the clinical trials we may conduct and complete, which are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary or interim data and final data could significantly harm our business and prospects. Further, additional disclosure of preliminary or interim data by us, including, for example, preliminary or interim data that become available to us from our ongoing Phase 1 clinical trials for LCA-0061 and LCA-0321 or by our competitors in the future could result in volatility in the price of our common stock.
Further, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, therapeutic candidate or our business. If the preliminary, topline or interim data that we report differ from later, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our therapeutic candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.
The incidence and prevalence for target patient populations of one or more of our current therapeutic candidates have not been established with precision. If the market opportunities for our current or future therapeutic candidates are smaller than we estimate or if any approval that we may obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.
Our projections of the number of people who have allergic diseases, including food allergy, or Graves’ disease, as well as other autoimmune and inflammatory diseases we are targeting, and who have the potential to benefit from treatment with our therapeutic candidates or any future therapeutic candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the indications that we are targeting. The potentially addressable patient population for our therapeutic candidates or any future therapeutic candidates may be more limited than we currently estimate or may not be amenable to treatment with such therapeutic candidates.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.
Our estimates and forecasts relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.
Our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.
Although we intend to explore other therapeutic opportunities in addition to the therapeutic candidates that we are currently developing, we may fail to identify viable new therapeutic candidates for clinical development for a number of reasons. If we fail to identify additional potential therapeutic candidates, our business could be materially harmed.
We may expend our limited resources to pursue a particular therapeutic candidate in specific indications and fail to capitalize on therapeutic candidates or indications that may be more profitable or for which there is a greater likelihood of success. Because we have limited financial and managerial resources, we focus our development efforts on certain selected therapeutic candidates in certain selected indications. For example, we are initially focused on LCA-0061 and LCA-0062 as potential treatments for allergic diseases, including food allergy, and LCA-0321 as a potential treatment for Graves’ disease. We are also advancing earlier-stage programs targeting additional autoimmune conditions. As a result of our focused development efforts on selected therapeutic candidates, we may forgo or delay pursuit of opportunities with other therapeutic candidates, or other indications for our current or any future therapeutic candidates, that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and therapeutic candidates for specific indications may not yield any commercially viable therapeutic candidates. We may also spend time and resources advancing more than one therapeutic candidate for a particular indication, such as we are with LCA-0061 and LCA-0062, and only one or neither may ultimately be commercially viable. Furthermore, if both LCA-0061 and LCA-0062 were to receive regulatory approval for the same indication, they could compete with each other for market share, which could limit the commercial opportunity of each product and reduce our future revenue. In such circumstances, the commercial success of one therapeutic candidate could come at the expense of the other, limiting the overall return on our investment in developing both programs. If we do not accurately evaluate the commercial potential or target market for a particular therapeutic candidate, we may not realize the benefits of our efforts and resources expended into a particular therapeutic candidate or we may relinquish valuable rights to that therapeutic candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such therapeutic candidate.
We are conducting, and may in the future conduct, clinical trials for current or future therapeutic candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
We are conducting, and may in the future conduct, clinical trials for current or future therapeutic candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. We expect to continue conducting clinical trials internationally in the future. The acceptance of data from clinical trials conducted outside the United States by the FDA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations, and the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data from a foreign clinical study not conducted under an IND as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an on-site inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with foreign exchange fluctuations, compliance with foreign manufacturing, customs, shipment and storage requirements, cultural differences in medical practice and clinical research and diminished protection of intellectual property in some countries.
There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. For example, for FDA acceptance, we will have to demonstrate that the foreign data are applicable to the U.S. population and U.S. medical practice. If the FDA or other comparable foreign regulatory authorities do not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future therapeutic candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.
If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product we may develop, we may not be successful in commercializing those products if they are approved.
We do not have a sales or marketing infrastructure and have no experience in the sales, marketing or distribution of any current or future therapeutic candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future and if any of our therapeutic candidates are approved, we may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with collaborators for some of our current or future therapeutic candidates.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, factors that may inhibit our efforts to commercialize any approved therapeutic candidates include:
■the inability to recruit and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;
■the inability of sales personnel to obtain access to or educate adequate numbers of decision makers of the utility of future approved therapeutic candidates;
■the inability to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;
■the inability to price any of our current or future therapeutic candidates at a sufficient price point to ensure an adequate and attractive level of profitability;
■restricted or closed distribution channels that make it difficult to distribute our current or future therapeutic candidates to segments of the patient population;
■the lack of complementary therapeutic candidates available, which may put us at a competitive disadvantage relative to companies with more extensive therapeutic candidate lines; and
■unforeseen costs and expenses associated with creating an independent commercialization organization.
If the commercial launch of a therapeutic candidate, if approved, for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.
If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, our sales revenue or the profitability of sales revenue may be lower than if we were to do so ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our therapeutic candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our therapeutic candidates effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our therapeutic candidates, if approved.
Our current or future therapeutic candidates may not achieve adequate market acceptance among physicians, patients or their families, healthcare payors and others in the medical community necessary for commercial success.
Even if our current or future therapeutic candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients or their families, third-party payors and others in the medical community. The degree of market acceptance of any of our approved therapeutic candidates will be dependent on a number of factors, including:
■the efficacy, durability and safety profile as demonstrated in clinical trials compared to alternative treatments;
■the timing of market introduction of the therapeutic candidate as well as competitive products;
■the clinical indications for which a therapeutic candidate is approved;

■restrictions on the use of therapeutic candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;
■the terms of any approvals and the countries in which approvals are obtained;
■the potential and perceived advantages of our current or future therapeutic candidates over alternative treatments;
■the cost of treatment in relation to alternative treatments and the cost/benefit ratios of each;
■the availability of coverage and adequate reimbursement by third-party payors, including government authorities, and timing of relevant formulary decision-making resulting in this coverage and reimbursement;
■the availability of an approved therapeutic candidate for use as a combination therapy;
■relative convenience and ease of administration in relation to competition;
■the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
■the effectiveness of sales, marketing efforts and market access;
■publicity relating to our therapeutic candidates or those of our competitors;
■potential product liability claims; and
■the approval of new therapies for the same indications.
If any of our current or future therapeutic candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that therapeutic candidate and our financial results could be negatively impacted. Our efforts to educate the medical community and third-party payors regarding the benefits of our products, if and when approved, may require significant resources and may never be successful.
If our therapeutic candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such therapeutic candidates may be delayed, and our business will be harmed.
We have estimated, and may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones have and may include our expectations regarding the commencement or completion of preclinical studies and clinical trials, data readouts, the submission of regulatory filings, the receipt of marketing approval or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the expected timeframes, the commercialization of the therapeutic candidates may be delayed, our credibility may be undermined, our business and results of operations may be harmed and the trading price of our common stock may decline.

Risks Related to Our Business and Operations
Our future performance is dependent on our ability to retain key employees and to attract, retain and motivate qualified personnel and manage our human capital.
Our ability to compete in the highly competitive biotechnology and biopharmaceutical industries is largely dependent on our ability to attract, retain and motivate highly qualified managerial, clinical, quality control, scientific and medical personnel. We are highly dependent on the development and management expertise of our executive officer team. We currently do not maintain “key person” life insurance on these individuals or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects. We are dependent on the continued service of our technical personnel, because of the highly technical nature of our therapeutic candidates and technologies, and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty.
In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.
We primarily conduct our in-person operations at our corporate headquarters in South San Francisco, California. This region is headquarters to many other biopharmaceutical companies and academic and research institutions. Competition for skilled personnel in our market, and nationally, is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We also face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Our industry has experienced a high rate of turnover of management personnel in recent years. Our future performance will be dependent in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop therapeutic candidates will be limited, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Our future growth may be dependent, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future growth may be dependent, in part, on our ability to develop and commercialize LCA-0061, LCA-0062 and LCA-0321, if approved, and any future therapeutic candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote our therapeutic candidates or any future therapeutic candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market and may never receive such regulatory approval for our therapeutic candidates or any future therapeutic candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our therapeutic candidates or any future therapeutic candidates, and we cannot predict success in these jurisdictions. If we fail to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our therapeutic candidates or any future therapeutic candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of our therapeutic candidates or any future therapeutic candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that therapeutic candidate and our business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, even if we obtain approval of our clinical-stage therapeutic candidates or any future therapeutic candidates and ultimately commercialize any of our therapeutic candidates or future therapeutic candidates in foreign markets, we would be subject to additional risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.
We expect to expand our development, clinical and regulatory capabilities and operations as we grow, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
As of December 31, 2025, we had 29 full-time employees. We expect to increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, clinical operations, manufacturing, quality, regulatory affairs, finance, accounting, management information systems, business operations, public company compliance and other corporate development functions, and, if our current or any future therapeutic candidates receive regulatory approval, sales, marketing and distribution capabilities. If we acquire additional therapeutic candidates or enter into future collaborations, we may have to further expand our employee base beyond our current projections, which may include further preclinical research and development or later-stage regulatory operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. As our operations expand, we also expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. The expansion of our operations may lead to significant costs and may divert our management and business development resources.
If we are not able to effectively manage growth and expand our operations, we may not be able to successfully implement the tasks necessary to further develop and commercialize, if approved, our therapeutic candidates or any future therapeutic candidates and, accordingly, we may not achieve our research, development and commercialization goals.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
Our current therapeutic candidates, LCA-0061 and LCA-0062, initially under development for the treatment of allergic diseases, including food allergy, and LCA-0321, under development for the treatment of Graves’ disease, if approved, would face competition from approved treatments, some of which have achieved commercial success. In each of our target indications, we face competition from well-funded companies developing both conventional and novel therapeutic approaches, including anti-IgE therapies in food allergy and FcRn inhibitors, TSHR-blocking monoclonal antibodies and small molecules and TRAb-targeted therapies in Graves’ disease.
Our therapeutic candidates are based on our proprietary LYTAC platform, which is designed to degrade disease-causing extracellular proteins rather than merely inhibit them. To compete successfully, we need to differentiate our therapeutic candidates from currently marketed and investigational drugs, meaning that we will have to demonstrate that the relative cost, method of administration, safety, tolerability or efficacy of our therapeutic candidates, including the depth and durability of target protein elimination, provides a better alternative to existing and new therapies. Our commercial opportunity and likelihood of success will be reduced or eliminated if our therapeutic candidates are not ultimately demonstrated to be safer, more effective, more conveniently administered or less expensive than the current standards of care. Furthermore, even if our therapeutic candidates are able to achieve these attributes, acceptance of our products, if and when approved, may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than us. If we obtain regulatory approval for any therapeutic candidate, we will face competition based on many different factors, including the safety and effectiveness of our current or any future therapeutic candidates, the ease with which our current or any future therapeutic candidates can be administered and the extent to which participants accept relatively new routes of administration, the timing and scope of regulatory approvals for these therapeutic candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our current or any future therapeutic candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. In addition, any collaborators may decide to market and sell products that compete with the therapeutic candidates that we have agreed to license to them, and any competition by our collaborators could also have a material adverse effect on our future business, financial condition and results of operations. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified management and other personnel and establishing clinical trial sites and participant registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
We depend on the efficient and uninterrupted availability and use of our data, the uninterrupted operation of our information technology systems and the information technology systems of the third-party vendors, contractors, consultants and other partners (collectively, third parties) with whom we work, which may fail or suffer security incidents, cyberattacks, loss of data and other disruptions. If such systems or our data are or were compromised, we may experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other impacts to our business.
We are increasingly dependent on information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we, and the third parties with whom we work, collect, process, store, generate, transfer and transmit (collectively, process) a significant amount of personal information and other sensitive information, including our proprietary and confidential business data, trade secrets, employee data, intellectual property, data we collect about trial participants in connection with clinical trials and other sensitive third-party data (collectively, sensitive data). It is important that we do so in a manner designed to maintain the availability, confidentiality and integrity of such data. We have also begun to adopt third-party artificial intelligence tools for limited internal business purposes, and use of these tools by our personnel could increase the risk that our sensitive data is inadvertently disclosed to, or processed in unintended ways by, these tools or their providers.
We and the third parties with whom we work may experience security incidents caused by our personnel, vendors or other external actors, including cyber-attacks, malicious internet-based activity, online and offline fraud, and other activities that could threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems and those of the third parties with whom we work. Such threats are prevalent, continue to rise, are increasingly difficult to detect and come from a variety of sources, including criminals, “hacktivists,” insiders and sophisticated nation state or state-supported actors. We and the third parties with whom we work are subject to evolving threats such as social-engineering attacks (including deep fakes and phishing), malicious code (such as viruses and worms), malware (including advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence and other similar threats.
It may be difficult or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to the same or other networks and systems after a compromise of our networks and systems or those of the third parties with whom we work.
Future business transactions (such as acquisitions) could expose us to additional security risks and vulnerabilities as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues not found during due diligence of such acquired or integrated entities or it may be difficult to integrate companies into our information technology environment and security program.
We also outsource certain elements of our information technology systems and operations to various third parties. Our ability to monitor these third parties’ security practices is limited, and these third parties may not have adequate security measures in place despite any applicable contractual representations and warranties to do so. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if such third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover any such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been or will not be compromised.
We, and the third parties with whom we work, take steps designed to detect, mitigate and remediate vulnerabilities in our information systems; however, we may not detect and remediate all such vulnerabilities on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Despite the implementation of security measures, any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of or access to our sensitive data, or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our or the third parties with whom we work’s ability to provide our services.
To try to protect our information technology systems and sensitive data, we have expended and may expend significant resources to implement and maintain specific security measures, industry standards, and reasonable security measures. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulatory authorities and investors, of security incidents, and we may also be required to publicly disclose material security incidents, which could exacerbate the adverse impact of such incidents. In addition, we may be required to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
The risk of a security incident or other disruption has generally increased as the number, intensity and the sophistication of attempted and successful attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor implement effective preventive measures against all such security threats. If we (or a third party with whom we work) experience or are perceived to have experienced a security incident involving sensitive data or information technology systems, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits or inspections); additional reporting requirements or oversight; restrictions on processing sensitive data; litigation (including possible class-action claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause medical practitioners to stop enrolling patients in our sponsored clinical trials or prescribing our products, deter new customers from doing so and negatively impact our ability to grow and operate our business. Furthermore, if the information technology systems of a third party with whom we work become subject to a security incident or other disruption, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
Significant disruptions of our information technology systems or those of the third parties with whom we work, or security incidents could result in the loss, misappropriation or unauthorized access, use or disclosure of, or the prevention of access to, sensitive data (including trade secrets or other intellectual property or proprietary business information) and claims by our counterparties that we have failed to comply with legal or contractual obligations, which could result in financial, legal, business and reputational harm to us.
There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate to protect us from liabilities, damages or claims related to our data privacy and security obligations. Relatedly, our contracts with third parties with whom we work may limit the types and/or amounts of damages that we can recover from those third parties, even where the third party is responsible for a privacy or security incident or violation. While we maintain cybersecurity insurance, we may not have adequate insurance coverage to cover all types of costs, expenses and losses we could incur with respect to our privacy and security practices. The successful assertion of one or more large claims against us that exceeds any available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on commercially reasonable terms or that our insurers will not deny coverage as to any future claim.
We and the third parties with whom we work, are, or may in the future become, subject to stringent and changing obligations related to data privacy and security. Our (or their) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class-action claims) or mass arbitration demands; fines or penalties; disruptions to our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.
The global data protection landscape is rapidly evolving and our data processing activities subject us to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations that govern the processing of sensitive data by us and on our behalf, and we may be subject to new or additional obligations related to data privacy and security and face increased scrutiny from regulatory authorities as our business grows. The legislative and regulatory landscape for data privacy and security continues to evolve worldwide, and there has been an increasing focus on these issues with the potential to adversely affect our business. Various global legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new ones or issue additional guidance regarding data privacy and security that could impact our business. We cannot yet determine the impact that future privacy and security obligations may have on our business since implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. This evolution creates uncertainty in our business and may affect our ability to operate in certain jurisdictions or to process sensitive data, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these obligations is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of sensitive data could result in negative publicity, government investigations or actions, claims by third parties or damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), comprehensive consumer privacy laws, sector-specific privacy laws, data breach notification laws, laws regarding marketing and other similar laws governing the processing of sensitive data that we are or may in the future be required to comply with. In addition, we obtain protected health information from third parties (including research institutions from which we obtain clinical trial data) that is subject to privacy and security requirements under the Health Insurance Portability and Accountability Act (HIPAA), which imposes among other things, certain requirements relating to the privacy, security, transmission and breach of protected health information. If we violate HIPAA, depending on the specific facts and circumstances, we could be subject to significant fines, penalties or regulatory inquiries or actions.
Numerous U.S. states have enacted comprehensive consumer privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. Certain states have also adopted specific privacy and security laws and regulations which govern the privacy, processing and protection of health-related personal information. Such laws and regulations will likely be subject to interpretation by various courts and other governmental authorities, creating potentially complex compliance issues for us and our future customers and strategic partners. In addition to government activity, privacy advocacy groups and technology and other industries continue to consider new or revised self-regulatory standards related to privacy and security that may place additional burdens on us.
Outside the United States, an increasing number of laws, regulations and industry standards govern data privacy and security and such laws, regulations, and industry standards may be stricter or differ from those we are subject to in the United States. For example, the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s GDPR (UK GDPR) (collectively, GDPR) and Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws.
Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework) which we currently utilize, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
Additionally, the U.S. Department of Justice issued a final rule, effective April 8, 2025, titled “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” which places additional restrictions on certain data transactions involving “countries of concern” (currently,

China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba and Venezuela) and “covered persons” (entities owned by, organized under the laws of, or operating in such countries, as well as certain individuals affiliated with those countries). The rule restricts or prohibits a range of business activities, such as vendor engagements, data brokerage transactions, employment of certain individuals and certain investor agreements, if they involve the transfer or access to “sensitive personal data” (such as precise geolocation data, biometric identifiers, personal health data, and personal financial data) above specific thresholds. Certain transactions may be permitted if specific security requirements are met or exemptions apply, but others may be outright prohibited. Violations of the rule could result in significant civil and criminal fines and penalties. Aside from certain narrow exemptions, the rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may present challenges for companies like ours and may impact our ability to engage in certain transactions or agreements with certain third parties in the future.
In addition to data privacy and security laws, we are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, we may be contractually required to indemnify and hold harmless third parties with whom we work from the costs or consequences of non-compliance with applicable laws, rules and regulations or other legal obligations relating to privacy or security or any inadvertent or unauthorized processing of sensitive data that we store or handle as part of operating our business. Any of these events could adversely affect our reputation, business or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations. We also publish privacy policies, marketing materials and other statements concerning data privacy and security. Regulatory authorities in the United States and other jurisdictions are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, deceptive, unfair or misleading, we would be subject to investigation, enforcement actions by regulatory authorities or other adverse consequences.
We cannot assure you that our CROs, contract development and manufacturing organizations (CDMOs) or other third parties with whom we work will not breach contractual obligations imposed by us, or that they will not experience security incidents or other interruptions, which could have a corresponding effect on our business, including under privacy laws and regulations or which could in turn adversely affect our business, financial condition, results of operations and prospects. Our contractual measures and our own privacy and security-related safeguards may not be sufficient to completely protect us from the risks associated with the third-party processing of sensitive data. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.
Complying with these complex and often evolving privacy- and security-related obligations can be expensive, difficult, time-consuming and subject to inconsistent application and interpretation. Any actual or perceived failure to comply with any such obligations, whether by us, or by our CROs, CDMOs, partners or other third parties with whom we work, could result in significant adverse consequences, including: investigation costs; material fines and penalties; compensatory, special, punitive, or statutory damages; litigation (including class-action claims) and mass arbitration demands; government enforcement actions; requirements to provide notices, credit monitoring or other services to impacted individuals; adverse actions against our licenses; bans or restrictions on processing personal data; required changes to our services, technologies, systems or practices (or those of our partners); reputational damage; imprisonment of company officials; and injunctive relief.
In addition, any actual, perceived or suspected failure to comply with applicable privacy and security obligations—regardless of whether it results in unauthorized or lawful processing of sensitive data—may lead to enforcement actions, private litigation, significant fines and penalties, regulatory investigations, adverse publicity, loss of customer trust and other consequences that could adversely affect our business, financial condition, results of operations and prospects.

If we, or any contract manufacturers or suppliers we engage, fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We and our third-party contractors are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance. We could also be held liable for unexpected safety events that could happen in our business offices.
In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing United States environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.
We could incur significant costs and liabilities, which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures or injunctions limiting or altering our operations.
Although we maintain liability insurance to cover us for costs and expenses that we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit, delay or cease commercialization of our products, if approved.
When we conduct clinical trials of our current and any future therapeutic candidates, we may be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action by U.S. or foreign regulatory authorities, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit, delay or cease the commercialization of our products. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize any products that we may develop and a decline in our stock price.

As a clinical-stage company, we currently hold product liability insurance coverage for our clinical trials. We may, however, need to obtain higher levels of insurance coverage for later stages of clinical development or marketing any of our therapeutic candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our therapeutic candidates. Although we expect to maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA regulations, provide true, complete and accurate information to the FDA or other comparable foreign regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain FDA approval of any of our current or future therapeutic candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly and our costs associated with compliance with these laws will likely increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or other comparable foreign regulatory authorities, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations or reputational harm.
Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flows, financial condition or results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (TCJA), enacted many significant changes to the U.S. tax laws. For our 2022 through 2024 tax years, the TCJA eliminated the option to immediately deduct research and development expenditures and required taxpayers to amortize domestic expenditures over five years and foreign expenditures over fifteen years. Beginning with our 2024 tax year, and with permitted retrospective application to amend the 2023 tax return, the One Big Beautiful Bill Act, or OBBBA, restored immediate deductibility of domestic expenditures, while foreign expenditures will continue to be capitalized and amortized over fifteen years. Future changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future tax expense. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.
Further, we are subject to U.S. federal, state and local income taxes and other taxes in the United States and will be subject to income taxes, withholding taxes, transaction taxes and other taxes in any foreign jurisdictions in which we currently do business or may do business in the future. Due to the expanding scale of our international business activities, we may become subject to taxation in additional foreign jurisdictions. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, as well as changes to the tax laws in the jurisdictions in which we do business, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under current law, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses for any year is limited to no more than 80% of the excess, if any, of current year taxable income (without regard to certain deductions). In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the Code), if we undergo, or have undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders or groups of stockholders over a three-year period. It is possible that we have undergone one or more “ownership changes” in the past. We may also undergo an ownership change as a result of the offering or other shifts in the ownership of our capital stock in the future, which may further limit our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.
Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.
We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:
■timing and variations in the level of expense related to the ongoing development of our therapeutic candidates or any future development programs;
■timing and results of preclinical studies, existing and future clinical trials, or the addition or termination of future preclinical studies and clinical trials or funding support by us, or existing or future collaborators or licensing partners;
■our ability to enroll patients in clinical trials and the timing and status of enrollment for our clinical trials;
■the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;
■competition from products that compete with our therapeutic candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

■our execution of any additional collaboration or licensing agreements with third parties or other strategic transactions, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;
■any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;
■additions and departures of key personnel;
■strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
■future accounting pronouncements or changes in our accounting policies;
■regulatory developments affecting our therapeutic candidates or any future therapeutic candidates or those of our competitors;
■the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with current or future collaborators;
■our ability to adequately support future growth;
■potential unforeseen business disruptions that increase our costs or expenses;
■effects of macro events, such as inflation, geopolitical conflicts, pandemics, natural disasters and supply chain issues, on our business and operations; and
■changes in general global market, political and economic conditions.
If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied on as an indication of our future performance.
Our current in-person operations are located in South San Francisco, California, and we or the third parties on whom we depend may be adversely affected by natural disasters, terrorist activity, pandemics, geopolitical actions in the United States and in foreign countries, and other events beyond our control, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Geopolitical actions could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors.
Our in-person operations are located in our corporate headquarters in South San Francisco, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, pandemic, medical epidemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our CDMOs, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If our facilities, or the manufacturing facilities of our CDMOs, are unable to operate because of an accident or incident or for any other reason, including an inability to use all or a significant portion of our headquarters, damages to critical infrastructure, such as our research facilities or the manufacturing facilities of our CDMOs, or other disruptions to operations, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Our employees often conduct business outside of any facilities leased by us. These locations may be subject to additional security and other risk factors due to the limited control of our employees. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses.
Risks Related to Intellectual Property
If we are unable to obtain and maintain patent protection or other necessary rights for any of our current or future therapeutic candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under our patents are not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.
Our success is dependent in part on our ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for our current therapeutic candidates or any future therapeutic candidates, as well as our core technologies, including our LYTAC platform, cataLYTAC degraders and manufacturing know-how. We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business by seeking, maintaining and defending our intellectual property, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of targeted protein degradation for autoimmune, inflammatory and allergic diseases.
The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our own or licensed patent applications will mature into issued patents, and cannot provide any assurances that any such patents, if issued, will include claims with a scope sufficient to protect our current and future therapeutic candidates or otherwise provide any competitive advantage, or that the patents issued will not be infringed, designed around or invalidated by third parties, including generics. Additionally, patents can be enforced only in those jurisdictions in which the patent has issued. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.
Our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our therapeutic candidates, including biosimilar and interchangeable versions of such products. In addition, the patent portfolio licensed to us is, or may be, licensed to third parties outside our licensed field, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.
Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. Publication of discoveries in the scientific literature lags behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether the inventors of our patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, we cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. For example, the sequences present in certain of our therapeutic candidates were derived from antibodies known prior to our development of the candidates, and there may be prior art related to these sequences of which we are not currently aware. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Even if patents do successfully issue and even if such patents cover a current or future therapeutic candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of our current or future therapeutic candidates that we may develop. Further, the scope and coverage of such patents may be so narrow that a third party could successfully design around our patents without materially impacting the therapeutic effectiveness of the resulting drug product. Further, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future therapeutic candidates.
In addition, the patent prosecution process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. In addition, the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We cannot provide any assurances that we will be able to pursue or obtain additional patent protection based on our research and development efforts, or that any such patents or other intellectual property we generate will provide any competitive advantage. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of our business.
Even if we acquire patent protection that we expect should enable us to maintain competitive advantage, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Third parties, including former employees, consultants, collaborators and competitors, may challenge the inventorship, scope, validity or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, our patents may be challenged in patent offices in the United States and abroad, or in court. For example, we may be subject to Post Grant Review or Inter Partes Review proceedings to the U.S. Patent Trial and Appeal Board (PTAB) challenging the validity of one or more claims of our patents, once issued. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our patent applications. We may become involved in opposition, reexamination, inter partes review, post-grant review, derivation or similar proceedings in the United States or abroad challenging the claims of our patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may have filed patent applications before the inventors of our patents did. A competitor may also claim that we are infringing its patents and that we therefore cannot practice our technology as claimed under our patent applications and patents, if issued. As a result, one or more claims of our patents may be narrowed or invalidated. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.
Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, even if we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention if the other party can show that they used the invention in commerce before our filing date or the other party benefits from an ex-U.S. compulsory license. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our therapeutic candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or future therapeutic candidates could be negatively affected, which would harm our business.
Certain regulatory exclusivities may be available. However, the scope of such regulatory exclusivities is subject to change, and may not provide us with adequate and continuing protection sufficient to exclude others from commercializing products similar to our current or future therapeutic candidates.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
In addition to patent protection, we rely on the protection of our trade secrets, unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that any party thereto will not breach the agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.
Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position could be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.
Because we expect to rely on third parties to manufacture our current or future therapeutic candidates, and we may collaborate with third parties on the continuing development of our current or future therapeutic candidates, we must, at times, share trade secrets with them. We also expect to conduct R&D programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including material transfer agreements, consulting agreements, manufacturing and supply agreements, confidentiality agreements or other similar agreements with our advisors, employees, contractors, CDMOs, CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could impair our competitive position and may have an adverse effect on our business and results of operations.
In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors, CDMOs, CROs, other service providers and consultants to publish data potentially relating to our trade secrets, although such agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover such trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets could impair our competitive position and have an adverse impact on our business.
Further, we may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources.
Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.
We may wish to acquire rights to future assets through in-licensing or may attempt to form collaborations in the future with respect to our current or future therapeutic candidates, but may not be able to do so, which may cause us to alter or delay our commercialization or development plans.
The commercialization of our current or future therapeutic candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of our current or future therapeutic candidates. We may face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our therapeutic candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our therapeutic candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the commercialization of our current or future therapeutic candidates, we can expect to relinquish some or all of the control over the future success of that therapeutic candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:
■the potential market for the product candidate;
■the costs and complexities of manufacturing and delivering such product candidate to patients;
■the design or results of clinical trials;
■the likelihood of approval by the FDA or comparable foreign regulatory authorities, such as the EMA or the UK Medicines and Healthcare products Regulatory Agency (MHRA);
■the potential of competing products;
■the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and
■industry and market conditions generally.

The collaborator may also consider alternative therapeutic candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our therapeutic candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such therapeutic candidate, reduce or delay one or more of our other development programs, delay the commercialization or reduce the scope of any planned sales or marketing activities for such therapeutic candidate or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our therapeutic candidates or bring them to market and generate product revenue.
Collaborations that we may enter in the future may not be successful, and any success will depend heavily on the efforts and activities of such collaborators. Collaborations pose a number of risks, including the following:
■collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;
■collaborators may not perform their obligations as expected;
■collaborators may not pursue development of our therapeutic candidates or may elect not to continue or renew development programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition or business combination, that divert resources or create competing priorities;
■collaborators may not pursue commercialization of therapeutic candidates that achieve marketing approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition or business combination, that may divert resources or create competing priorities;
■collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing;
■we may not have access to, or may be restricted from disclosing, certain information regarding therapeutic candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such therapeutic candidates on a discretionary basis;
■collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our therapeutic candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
■therapeutic candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own therapeutic candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our therapeutic candidates;
■a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a therapeutic candidate;

■a collaborator may seek to renegotiate or terminate their relationship with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;
■a collaborator with marketing and distribution rights to one or more of our future therapeutic products that achieve marketing approval may not commit sufficient resources to the marketing and distribution of such therapeutic products;
■disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of therapeutic candidates, might lead to additional responsibilities for us with respect to therapeutic candidates or might result in litigation or arbitration, any of which would be time-consuming and expensive;
■collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
■disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
■collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and
■collaborations may be terminated for the convenience of the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable therapeutic candidates.
Collaboration agreements may not lead to development or commercialization of our therapeutic candidates in the most efficient manner, or at all. If any collaborations that we enter into do not result in the successful development and commercialization of a therapeutic candidate, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our therapeutic candidates could be delayed, and we may need additional resources to develop our therapeutic candidates. All of the risks relating to product development, regulatory approval and commercialization described in this report also apply to the activities of our collaborators.
If we fail to comply with our obligations under any license, collaboration or other agreements with third parties under which we in-license intellectual property rights, or if there are disputes over the intellectual property that we license, it could have a material adverse effect on our commercialization efforts for our current or future therapeutic candidates.
We are party to multiple license agreements, and we may in the future enter into more such license agreements with third parties under which we license the use, development and commercialization rights to current or future therapeutic candidates or technology from third parties. These intellectual property license agreements may require us to comply with various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty and milestone payments and other obligations. Under the RSR License Agreement (as defined below), we are required to pay an upfront license fee, tiered annual license maintenance fees, milestone payments upon achievement of specified clinical and regulatory events (or upon the occurrence of specified dates if those events have not yet occurred) and a percentage of sublicensing consideration received if we out-license a licensed product to a third party, as well as maintain specified insurance coverage and comply with indemnification obligations. If we fail to comply with our obligations under any of these license agreements or use the licensed intellectual property in an unauthorized manner, we are subject to bankruptcy-related proceedings or otherwise materially breach any of these license agreements, the terms of the license granted may be materially modified, such as by rendering currently exclusive licenses non-exclusive or it may give our licensors the right to terminate the applicable license agreement, in whole or in part, subject to applicable notice and cure periods. In addition, the U.S. government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the Bayh-Dole Act). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
We may also, in the future, enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may result in termination of our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize therapeutic candidates incorporating the relevant intellectual property.
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
■the scope of rights granted under the license agreement and other interpretation-related issues;
■whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
■our right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;
■our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of therapeutic candidates, and what activities satisfy those diligence obligations;
■our right to transfer or assign the license;
■the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
■whether and the extent to which inventors are able to contest the assignment of their rights to our licensors.
If disputes over intellectual property that we have licensed or license in the future prevent or impair our ability to maintain our current licensing arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize the affected therapeutic candidates, which could have a material adverse effect on our business. In addition, if disputes arise as to ownership of licensed intellectual property, our ability to pursue or enforce the licensed patent rights may be jeopardized. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer. Further, certain of our future license agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities (e.g., we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place).
The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our therapeutic candidates. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property that we may seek. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe such intellectual property rights that may entail additional costs and development delays, if doing so is even feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Additionally, certain of our current or future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities. Further, our current or future licensed technology may also be subject to retained rights by our predecessors or licensors, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology and to make customary scientific and scholarly disclosures of information relating to the technology. It may be difficult to monitor whether our predecessors or future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
We may not be able to protect our intellectual property rights throughout the world.
Although we have pending patent applications in the United States and other countries, filing, prosecuting, maintaining, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our therapeutic candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensors’ patents or marketing of competing products in violation of our proprietary rights. In addition, certain jurisdictions do not protect to the same extent or at all inventions that constitute new methods of treatment. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our therapies or therapeutic candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our therapeutic candidates in all of our expected significant foreign markets.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies and therapeutic candidates. While we will endeavor to try to protect our technologies and therapeutic candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and unpredictable.
Further, geopolitical actions in the United States and in foreign countries (such as the Russia and Ukraine conflict; retaliatory measures by foreign countries in response to actions by the U.S., in particular, tariffs) could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. Many foreign countries could threaten to impose retaliatory measures that may adversely impact our intellectual property rights in those countries. For example, on March 14, 2025, Brazil enacted Law No. 15.122/2025 (known as the Economic Reciprocity Law), which provides a framework that allows for the suspension of obligations related to a foreign entity’s intellectual property rights. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
We, our licensors, or any future collaborators and strategic partners may need to resort to litigation to protect or enforce our patents, if and when granted, or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our therapeutic candidates and any future therapeutic candidates, or put our patents, if and when granted, and other proprietary rights at risk.
Competitors may infringe our patents, if and when granted, or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, lack of adequate written description, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity or unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Derivation proceedings provoked by third parties or brought by us may be necessary to determine the inventorship of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development partnerships that would help us bring our therapeutic candidates or any future therapeutic candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Patents and other intellectual property rights will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.
Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our patents, any patents that may be issued as a result of our future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
Intellectual property rights of third parties could adversely affect our ability to commercialize our therapeutic candidates and any future therapeutic candidates, and we, our licensors or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights. We might be required to litigate or obtain licenses from third parties in order to develop or market our therapeutic candidates and any future therapeutic candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.
We, our licensors or any future strategic partners, may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There are a substantial number of forums available for challenging intellectual property rights, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries, including patent infringement lawsuits, interferences, derivations, post-grant reviews, oppositions and inter partes review proceedings before the USPTO and corresponding foreign patent offices. There may be issued patents and pending patent applications that claim aspects of our targets or our therapeutic candidates or any future therapeutic candidates and modifications that we may need to apply to our therapeutic candidates or any future therapeutic candidates. There may be issued patents that claim methods that may be relevant to the products we wish to develop. Thus, it is possible that one or more entities will hold patent rights to which we will need a license. If those entities refuse to grant us a license to such patent rights on reasonable terms, we may not be able to market products or perform research and development or other activities covered by these patents, which could have a material and adverse effect on our business, financial condition, results of operations and prospects. If we, our licensors or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages and attorneys’ fees if we or they are found to have infringed willfully. In addition, we, our licensors or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or any future collaborators or strategic partners may be unable to effectively market therapeutic candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation could divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.
Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our therapeutic candidates or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize our therapeutic candidates until such patents expire or unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our therapeutic candidates or any future therapeutic candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our therapeutic candidates or any future therapeutic candidates. There may be issued patents, held by third parties, which we do not believe we infringe, that, if found to be valid and enforceable, could be found to be infringed by our therapeutic candidates or any future therapeutic candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, including potentially treble damages and attorneys’ fees for willful infringement, and we may be forced to abandon our therapeutic candidates or any future therapeutic candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.
It is also possible that we have failed to identify relevant third-party patents or applications. Patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or the use of our products. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future therapeutic candidates may infringe. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to commercialize our current or future therapeutic candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our therapeutic candidates or any future therapeutic candidates that are held to be infringing. We might, if possible, also be forced to redesign therapeutic candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could have a material and adverse effect on our business, financial condition, results of operations and prospects.
In addition, third parties may obtain patent rights in the future and claim that use of our technologies infringes upon their rights. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our current or future therapeutic candidates, any molecules formed during the manufacturing process, methods of treating certain diseases or conditions that we are pursuing with our current or future therapeutic candidates, our formulations including combination therapies or any final product itself, the holders of any such patents may be able to block our ability to commercialize such therapeutic candidate unless we obtained a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms or at all. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Litigation and other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.
We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.
Many of our employees, including our management, were previously employed at biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop and ultimately commercialize, or prevent us from developing and commercializing, our therapeutic candidates or any future therapeutic candidates, which could severely harm our business, financial condition, results of operations and prospects. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Patent terms may be insufficient to protect our competitive position on our therapeutic candidates and any future therapeutic candidates for an adequate amount of time, and our patent protection could be reduced or eliminated for non-compliance with procedural requirements imposed by governmental patent agencies.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various patent term adjustments or extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our therapeutic candidates or any future therapeutic candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilars or interchangeables. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Depending upon the timing, duration and specifics of any FDA regulatory approval of any therapeutic candidates we may develop and our technology, our U.S. patent or one or more U.S. patents that may issue in the future based on a patent application that we license or own may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and/or rely on our outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Changes in U.S. patent and ex-U.S. patent laws could diminish the value of patents in general, thereby impairing our ability to protect our current or future therapeutic candidates.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the United States, numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights.
For example, the Leahy-Smith American Invents Act (the Leahy-Smith Act) includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.
Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals and biologics are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future. For example, in Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that claims to certain DNA molecules are not eligible for patenting. In Amgen Inc. v. Sanofi, the Supreme Court held that claims with functional language may face high hurdles in fulfilling the enablement requirement. Recent Federal Circuit decisions, such as Cellect v. Vidal, raise questions regarding the award of patent term adjustment (PTA) for patents where related patents have been issued without a PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in the future and whether patent expiration dates may be impacted. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.
Furthermore, in Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest.
During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Moreover, any name we have proposed to use with our therapeutic candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors.

Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
■others may be able to develop products that are similar to our therapeutic candidates but that are not covered by the claims of the patents that we own or license;
■we or our licensors might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;
■we or our licensors might not have been the first to file patent applications covering certain of our inventions;
■others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
■it is possible that the pending patent applications we own or license will not lead to issued patents;
■issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;
■our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
■we may not develop additional proprietary technologies that are patentable;
■the patents of others may have an adverse effect on our business;
■we may fail to adequately protect and police our trademarks and trade secrets; and
■we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.
Risks Related to Our Reliance on Third Parties
We are dependent on sole source and limited source suppliers for certain drug products, raw materials, samples, components and other materials used in our therapeutic candidates. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our CDMOs, we will not be able to complete our clinical trials on time and the development of our therapeutic candidates may be delayed.
We are dependent on sole source and limited source suppliers for certain drug products, raw materials, samples, components and other materials used in our therapeutic candidates. For example, we rely on WuXi AppTec, WuXi Biologics and their affiliates (WuXi) to perform preclinical studies and supply drug substance and products for our pipeline assets. Our therapeutic candidates are biologics that require complex manufacturing processes, including the production of bifunctional molecules that simultaneously engage a target protein and an internalizing receptor. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our CDMOs, we will not be able to complete our clinical trials on time and the development of our therapeutic candidates may be delayed. We do not currently have long-term supply contracts with any of our CDMOs and they are not obligated to supply drug products to us for any period, in any specified quantity or at any certain price beyond the delivery contemplated by the relevant purchase orders. As a result, our suppliers could stop selling to us at commercially reasonable prices, or at all. While we intend to enter into long-term master supply agreements with certain of our CDMOs in the future as we advance our clinical trials or commercialization plans, we may not be successful in negotiating such agreements on favorable terms or at all. If we do enter into such long-term master supply agreements, or enter into such agreements on less favorable terms than we currently have with such manufacturers, we could be subject to binding long-term purchase obligations that may be harmful to our business, including in the event that we do not conduct our trials on planned timelines or utilize the drug products that we are required to purchase. Any change in our relationships with our CDMOs or changes to contractual terms of our agreements with them could adversely affect our business, financial condition, results of operations and prospects. Furthermore, any of the sole source and limited source suppliers upon whom we rely could stop producing our supplies, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors.
Additionally, our therapeutic candidates require many specialty raw materials, and many of the specialty raw materials may be manufactured by small companies with limited resources and experience to support a commercial product. If these suppliers are not able to deliver raw materials to our specifications, or if key suppliers are lost, we may not be able to develop, manufacture and market our therapeutic candidates in a timely and competitive manner, or at all. Establishing additional or replacement suppliers for these supplies, and obtaining regulatory clearance or approvals that may result from adding or replacing suppliers, could take a substantial amount of time, result in increased costs and impair our ability to produce our products, which would adversely impact our business, financial condition, results of operations and prospects. Any such interruption or delay may force us to seek similar supplies from alternative sources, which may not be available at reasonable prices, or at all. Any interruption in the supply of sole source or limited source components for our therapeutic candidates would adversely affect our ability to meet scheduled timelines and budget for the development and commercialization of our therapeutic candidates, could result in higher expenses and would harm our business. Although we have not experienced any significant disruption as a result of our reliance on limited or sole source suppliers, we have a limited operating history and cannot assure you that we will not experience disruptions in our supply chain in the future as a result of such reliance or otherwise.
Our rights to develop and commercialize our LYTAC platform and therapeutic candidates are subject, in part, to the terms and conditions of licenses granted to us by others.
We have licensed and are dependent on certain patent rights and proprietary technology from third parties that are important or necessary to the development of our LYTAC platform and therapeutic candidates. For example, we are a party to the RSR License Agreement with RSR Limited (RSR), pursuant to which we license patents and patent applications that relate to thermostable TSHR technology for use in our preclinical research and development program. The RSR License Agreement imposes various milestone payment, annual maintenance fees, insurance, indemnification and other obligations on us. If we breach any material obligation, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and RSR may have the right to terminate the license. If the license is terminated, we may be unable to develop, manufacture, sell, or use products that are covered by the patents licensed under the RSR License Agreement, and RSR may allow a competitor to license the covered technology instead. For more information regarding this agreement, please see “Business—Material Agreements—License Agreement with RSR.”
Our rights under the RSR License Agreement are non-exclusive and limited to the prevention, mitigation or treatment of human disease caused by autoantibodies to the TSHR through administration of a complex comprised of a stabilized TSHR and a ligand that binds to a cell-surface lysosome-shuttling receptor. RSR retains ownership of the licensed patents and all rights not expressly granted to us, including the right to grant licenses to other parties for uses outside the licensed field. We may grant sublicenses only in connection with the grant of a license to a third party to a licensed product that has been developed by us or in collaboration with us and another party. These field limitations and our non-exclusive rights may adversely affect our competitive position or our ability to develop or commercialize our LYTAC technologies and therapeutic candidates. Further, our out-license agreements generally include exclusivity terms limiting our ability to develop therapeutic candidates that may compete with the relevant licensed target or product.
We do not have complete control in the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. It is possible that our licensors’ enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, or may not be conducted in accordance with our best interests. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our therapeutic candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.
We may, in the future, seek to enter into collaborations with third parties for the discovery, development and commercialization of therapeutic candidates, if approved, and we may not be successful in doing so. If those collaborations are not successful, we may not be able to capitalize on the market potential of our therapeutic candidates or any future therapeutic candidates.
We may seek third-party collaborators for the development and commercialization of our current or any future therapeutic candidates, if approved, on a select basis, including potentially in specific foreign jurisdictions. Our likely collaborators for any future collaboration arrangements include large and mid-size biopharmaceutical companies, regional and national biopharmaceutical companies and biotechnology companies. We will face significant competition in seeking appropriate collaborators. Whether we decide to enter into any collaboration arrangement will depend, among other things, on our assessment of the future collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our business. As such, there can be no assurance that we will reach a definitive agreement for a future collaboration with any third-party collaborators.
If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our future collaborators dedicate to the development or commercialization of our current or any future therapeutic candidates. Our ability to generate revenues from these arrangements will be dependent on our future collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations with future collaborators involving our current or any future therapeutic candidates would pose numerous risks to us, including the following:
■collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;
■collaborators may de-emphasize or not pursue development and commercialization of our current or any future therapeutic candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
■collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing;
■collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or any future therapeutic candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
■a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product, if approved, relative to other products;
■collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property-related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property-related proceedings;
■disputes may arise between the collaborators and us, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration, any of which could result in the delay or termination of the research, development or, if approved, commercialization of our current or any future therapeutic candidates or that result in costly litigation or arbitration that diverts management attention and resources and in turn could prevent us from generating revenue and limit or prevent us from entering into additional collaborations;
■collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or, if approved, commercialization of the applicable therapeutic candidates;
■collaboration agreements may not lead to development or, if approved, commercialization of therapeutic candidates in the most efficient manner or at all; and
■if a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or, if approved, commercialization program could be delayed, diminished or terminated.
If we establish one or more collaborations, all of the risks relating to product development, regulatory approval and, if approved, commercialization described above would also apply to the activities of any such future collaborators.
We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain marketing authorization, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.
We do not have the ability to independently conduct all aspects of our clinical trials ourselves. As a result, we are dependent on third parties to conduct our ongoing and planned clinical trials of LCA-0061, LCA-0062 and LCA-0321, any preclinical studies and all clinical trials of any future therapeutic candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, independent clinical investigators and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these investigators, CROs and other third parties are not our employees, and we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the investigators, CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA for therapeutic candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under current good manufacturing practice (cGMP) regulations. Our failure or the failure of third parties on whom we rely to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing authorization process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. In addition, these third parties may be subject to supply chain or inflationary pressures that limit their ability to achieve anticipated timelines or result in a greater cost to us. For example, we are aware of recurrent shortages of non-human primates available for preclinical studies and, although that is not expected to impact our current business, if we begin new product development programs we could be subject to longer development times or difficulty completing necessary research. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise perform in a substandard manner or terminate their engagements with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible.
In addition, with respect to investigator-sponsored trials that may be conducted, we would not control the design or conduct of these trials, and it is possible that the FDA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of our therapeutic candidates, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. The investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-sponsored clinical trials could have a material adverse effect on our efforts to obtain marketing authorization for our therapeutic candidates and the public perception of our therapeutic candidates. Additionally, the FDA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.
Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other therapeutic candidate development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approval for our therapeutic candidates and any future therapeutic candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.
We rely on third parties to manufacture our therapeutic candidates and clinical product supplies, and we may not be able to obtain adequate supplies at a reasonable cost or in a timely way.
The process of manufacturing therapeutic candidates is complex and highly regulated. We do not have any manufacturing facilities or plans to establish manufacturing capabilities in the near future. We rely, and expect to continue to rely, on third parties, including foreign manufacturers, for the manufacture of our therapeutic candidates for preclinical and clinical testing, development purposes and to support regulatory application submissions, as well as for commercial manufacture if any of our therapeutic candidates obtain marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our therapeutic candidates or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. In addition, global health crises or geopolitical conflict may result in disruptions to the operations or an extended shutdown of certain businesses, which could include certain of our contract manufacturers. Further, as our therapeutic candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, we are likely to alter various aspects of the development program, such as manufacturing and testing methods, to optimize processes and results, which may result in additional cost or delay.
We have only limited supply arrangements in place with respect to our therapeutic candidates, and these arrangements do not extend to Phase 3 clinical or commercial supply. We acquire many key materials on a purchase order basis. As a result, we may not have long-term committed arrangements with respect to aspects of our therapeutic candidates and other materials. We will need to establish one or more agreements with third parties to develop and scale up the drug manufacturing process, conduct testing and generate data to support regulatory submissions, and may be unable to do so on favorable terms. If we obtain marketing approval for any of our therapeutic candidates, we will need to establish an agreement for commercial manufacture with a third party. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including, but not limited to:
■reliance on the third party for regulatory, compliance and quality assurance;
■reliance on the third party for product development, analytical testing and data generation to support regulatory applications;
■operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier, the issuance of an FDA Form 483 notice or warning letter, or other enforcement action by FDA or other comparable foreign regulatory authority;
■the possible breach of the manufacturing agreement by the third party;
■the possible infringement, misappropriation, violation or unauthorized disclosure of our intellectual property and proprietary rights, including our trade secrets, know-how and other confidential information;
■the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;
■competition with other companies for access to manufacturing capacity;
■carrier disruptions or increased costs that are beyond our control; and
■failure to deliver our products under specified storage conditions and in a timely manner.
Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If the FDA determines that our CDMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may not approve a BLA until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. Moreover, our failure, or the failure of our third-party manufacturers and suppliers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, seizures or recalls of therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, our CDMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although we do not have day-to-day control over the operations of our CDMOs, we are responsible for ensuring compliance with applicable laws and regulations, including cGMPs.
Further, we rely on third parties located in China for some of our contract manufacturing, and we expect to continue to use such third-party manufacturers for such purposes. For any activities conducted in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the BIOSECURE Act, which was signed into law in December 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, prohibits U.S. federal agencies from entering into or renewing any contract, loan or grant with any entity that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” to perform that contract. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from “biotechnology companies of concern” in the performance of any federal prime contract or subcontract. The Office of Management and Budget (OMB) of the U.S. Government will issue a list of “biotechnology companies of concern,” which will include certain companies that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, other entities which the U.S. Government has deemed as such pursuant to a separate designation process, and certain subsidiary, parent, and successor entities of the foregoing. The Company is currently party to agreements with WuXi AppTec, WuXi Biologics and WuXi XDC for certain development and manufacturing services. WuXi AppTec was designated on the 1260H List on June 8, 2026. Neither WuXi Biologics nor WuXi XDC are currently designated on the 1260H List; however, WuXi Biologics was previously explicitly named as a “biotechnology company of concern” in prior versions of the BIOSECURE Act. The BIOSECURE Act includes a safe harbor provision providing that the restrictions do not apply to equipment or services that were formerly but are no longer provided by a “biotechnology company of concern.” The BIOSECURE Act also includes a grandfathering provision providing that the prohibitions shall not apply for a five-year period to biotechnology equipment or services produced or provided under a contract or agreement entered into before the applicable effective date. It is unclear whether the grandfathering provision would apply to entities designated as “biotechnology companies of concern” due to their inclusion on the 1260H List. The guidance to be issued by the OMB regarding implementation of the BIOSECURE Act may provide further clarity on this point. If WuXi AppTec, WuXi Biologics and/or WuXi XDC are designated as “biotechnology companies of concern” by OMB, we may be restricted in our ability to work with such companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. As a result, we may need to seek alternative CDMO relationships. While we believe we will be able to identify and contract with such alternative CDMOs, we cannot guarantee that alternative CDMOs with the necessary capabilities and capacity would be available on a timeline that would not materially delay the development of our therapeutic candidates and cannot predict the terms of any such alternative arrangement nor what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by China or the other countries in retaliation. In addition, any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, new legislation or regulations, renegotiation of existing trade agreements or any retaliatory trade actions due to recent or future trade tension, may impede, delay, limit or increase the cost of manufacturing our therapeutic candidates. Such events could result in our clinical or commercial supply of drug, packaging and other services being interrupted or limited, which could harm our business.
In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of regulatory actions that may be brought against these third parties in the future, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm our business.
Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CDMOs for preclinical and clinical testing cannot perform as agreed, we may be required to replace such CDMOs. Although we believe that there are several potential alternative manufacturers who could manufacture our therapeutic candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer. Further, our third-party manufacturers may experience manufacturing or shipping difficulties due to resource constraints or as a result of natural disasters, labor disputes, unstable political environments or global health crises. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our therapeutic candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. In addition, certain of our therapeutic candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these therapeutic candidates or methods.
Our current and anticipated future dependence upon others for the manufacture of our therapeutic candidates may adversely affect our future profit margins and our ability to commercialize any products that obtain marketing approval on a timely and competitive basis.
Risks Related to Government Regulation
The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize our therapeutic candidates and any future therapeutic candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.
Our therapeutic candidates and any future therapeutic candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new biopharmaceutical product can be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of the therapeutic candidates we may develop will obtain the regulatory approvals necessary for us to begin selling them.
We have no prior experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending on the type, complexity and novelty of the therapeutic candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict their application with certainty. The regulatory approval process for novel therapeutic candidates, such as LYTAC-based degraders, can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other therapeutic candidates. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval (or maintain approval) may change during the course of a therapeutic candidate’s clinical development and may vary among jurisdictions. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is not possible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and study of our therapeutic candidates or any future therapeutic candidates.
Further, the FDA and other comparable foreign regulatory authorities may respond to any IND or BLA (and their foreign equivalents) that we may submit by defining requirements that we do not anticipate. Such responses could delay clinical development or approval of our therapeutic candidates or any future therapeutic candidates.

In addition, the approval policies or regulations of the FDA and other comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval. Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenues from the particular therapeutic candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or on the labeling or other restrictions.
The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain United States or foreign regulatory approval for a therapeutic candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.
From time to time during the development and regulatory approval process for our therapeutic candidates, we engage in discussions with the FDA and other regulatory authorities regarding our development programs, including discussions about the regulatory requirements for approval. Sometimes different regulatory authorities provide different or conflicting advice. While we attempt to harmonize the advice we receive from multiple regulatory authorities, it is not always practical to do so. Also, we may choose not to harmonize conflicting advice when harmonization would significantly delay clinical trial data or when we believe it is otherwise inappropriate. In addition, regulatory authorities may change their views on aspects of the clinical programs, including study designs, or the ability of the studies as designed to support approval of a product. If we are unable to effectively and efficiently resolve and comply with the inquiries and requests of the FDA and other regulatory authorities, the approval of our therapeutic candidates may be delayed or denied, and their value may be reduced.
If there are delays in obtaining, or we are not able to obtain, required regulatory approvals in the United States or in foreign jurisdictions, we will not be able to commercialize our therapeutic candidates, and our ability to generate revenue will be materially impaired.
It is possible that none of the therapeutic candidates that we develop will obtain the regulatory approval necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but, in general, takes years following the commencement of clinical trials, depending on the nature of the therapeutic candidates. Further, the regulatory approval process for novel therapeutic candidates such as LYTAC-based degraders can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other therapeutic candidates. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval (or maintain approval) may change during the course of a therapeutic candidate’s clinical development and may vary among jurisdictions. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular therapeutic candidate, including, but not limited to, loss of patent term during the approval period. Furthermore, if we, or our partners, do not reach the market with our products before our competitors offer products for the same or similar uses, or if we, or our partners, are not effective in marketing our products, our revenues from product sales, if any, will be reduced. We face intense competition in our development activities from companies in the United States and abroad, including a number of large biopharmaceutical companies, firms specialized in the development and production of therapies for autoimmune, inflammatory and allergic diseases, and major universities and research institutions. Most of our competitors have substantially greater resources, more extensive experience in conducting preclinical studies and clinical testing and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of ours. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products, especially if we experience any delay in obtaining required regulatory approvals.

A Breakthrough Therapy Designation by the FDA, even if granted for any of our therapeutic candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our therapeutic candidates will receive regulatory approval.
We may seek breakthrough designation for some or all of our therapeutic candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug, or biologic in our case, may demonstrate substantial improvement over existing therapies with respect to one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapeutic candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development.
Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe, after completing early clinical trials, that one of our therapeutic candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy Designation for other therapeutic candidates or indications in the future, we may not experience a faster development process, review or approval compared to drugs or biologics considered for approval under conventional FDA procedures and such a designation does not assure ultimate approval by the FDA. Even if one or more of our therapeutic candidates qualify as a Breakthrough Therapy, the FDA may later decide that such therapeutic candidates no longer meet the conditions for qualification.
A Fast Track Designation by the FDA, even if granted for any of our therapeutic candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our therapeutic candidates will receive regulatory approval.
If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular therapeutic candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we receive Fast Track Designation for any of our therapeutic candidates, we may not experience a faster development process, review or approval. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation does not guarantee ultimate approval by the FDA or any comparable foreign regulatory authority. We may seek Fast Track Designation for one or more of our therapeutic candidates for certain indications, but there can be no assurance that we will receive such designation or that, if received, such designation will result in a faster development, review or approval process.
We may seek orphan drug designation for certain of our therapeutic candidates, but we may not be able to obtain or maintain such designation or exclusivity for our therapeutic candidates.
Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers or exemptions. In addition, if a product receives the first FDA approval of a drug for the condition for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the case of a biological product, sameness is based on the principal molecular features of the product. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. The respective orphan drug designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future. We may pursue orphan drug designation for one or more of our therapeutic candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation, we may not be able to maintain such designation. Orphan drug designation neither shortens the development time or regulatory review time of a therapeutic candidate nor gives the therapeutic candidate any advantage in the regulatory review or approval process. Even if we obtain orphan drug designation for our therapeutic candidates in specific conditions, we may not be the first to obtain regulatory approval of these drugs for the orphan-designated condition and therefore we may not be eligible for orphan drug exclusivity in the United States. In addition, exclusive marketing rights in the United States may not be awarded if we seek approval for an indication broader than the orphan-designated condition or, if awarded, may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Our inability to obtain orphan drug designation for any therapeutic candidates and our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable therapeutic candidate to balance our expenses incurred to develop it.
Obtaining and maintaining regulatory approval of our therapeutic candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our therapeutic candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our therapeutic candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or European Medicines Agency (EMA) grants regulatory approval of a therapeutic candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the therapeutic candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a therapeutic candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products, if approved, in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our therapeutic candidates will be harmed.
Even if we receive regulatory approval for our therapeutic candidates and any future therapeutic candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our therapeutic candidates and any future therapeutic candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. We may also be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.
Any regulatory approvals that we obtain for our therapeutic candidates or any future therapeutic candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the therapeutic candidate. In addition, if the FDA or other comparable foreign regulatory authorities approve any future therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities we use to make future therapeutic candidates, if any, will also be subject to periodic review and inspection by the FDA or other comparable foreign regulatory authorities, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our CDMOs, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If we rely on CDMOs, we will not have control over compliance with applicable rules and regulations by such manufacturers.
If we or our manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things:
■Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;
■warning or untitled letters or holds on clinical trials;
■refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
■product seizure or detention, or refusal to permit the import or export of products;
■consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
■mandated modification of promotional materials and labeling and the issuance of corrective information;
■a requirement to implement a REMS, which may result in additional requirements or restrictions on the distribution or use of a product;
■the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
■injunctions or the imposition of fines or civil or criminal penalties.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.
Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our CDMOs or manufacturing processes, or failure to comply with regulatory requirements, may result in these same consequences.
Our programs for which we intend to seek approval as biologics may face competition sooner than anticipated.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Biosimilars are biological products approved under section 351(k) of the Public Health Service Act (PHS Act) relying on the FDA’s findings of safety, purity and potency for a licensed biologic (Reference Product) submitted pursuant to section 351(a) of the PHS Act. A biosimilar is highly similar to its Reference Product, excluding minor differences in clinically inactive components for which there are no clinically meaningful differences between the proposed biological product and the Reference Product in safety, purity or potency. Certain biosimilars may be substituted for the

Reference Product in accordance with state law. Under the BPCIA, an application for a biosimilar product relying on the Reference Product may not be submitted to the FDA until four years following the date that the Reference Product was first approved by the FDA. In addition, the approval of a biosimilar product relying on the Reference Product may not be made effective by the FDA until 12 years from the date on which the Reference Product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the Reference Product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.
We believe that any of our programs approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our programs to be Reference Products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any Reference Product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
The policies of the FDA or other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of our therapeutic candidates or any future therapeutic candidates.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.
In addition, three decisions from the U.S. Supreme Court in July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact our business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language. The second decision overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies and impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, are unknown. We also cannot predict the extent to which regulations, policies and decisions of the FDA or other regulatory authorities, such as the SEC, may become subject to increasing legal challenges, delays, and changes.
Disruptions at the FDA and other government agencies caused by, among other factors, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, slow the time necessary for new products to be reviewed and/or approved or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which would adversely affect our business. In addition, there is substantial uncertainty regarding new initiatives and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay development and regulatory approval of our therapeutic candidates, which would adversely affect our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, government shutdowns, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA may slow the time necessary for new products to be reviewed and/or approved, which would adversely affect our business. For example, starting in January 2025, the U.S. government has reduced the number of federal employees, including at FDA, by establishing voluntary termination programs, by position eliminations or by involuntary terminations. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance or implement or enforce regulatory requirements in a timely fashion or at all.
Similar consequences would also result in the event of a significant shutdown of the federal government. For example, over the last several years, and most recently in late 2025, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if geopolitical or global health concerns prevent the FDA from conducting their regular inspections, reviews or other regulatory activities, or if the volume of applications to the FDA for new therapeutic candidates increases materially, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. If any legislation, executive orders or lapses in agency funding impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.
FDA-regulated industries, such as ours, face uncertainty with regard to the regulatory environment we will face as we proceed with research and development, and possibly in the future commercialization. Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on our ability to obtain guidance from the FDA on our therapeutic candidates in development and obtain the requisite regulatory approvals in the future. Moreover, the U.S. government paused payments by, reduced the budget of and terminated grants provided by the National Institutes of Health (NIH) related to its funding for medical research, which has decreased, and may continue to decrease, the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to us of conducting clinical trials. Some of these actions have been challenged in court and there remains general uncertainty regarding future activities. New executive orders, regulations, policies or guidance could be issued or promulgated that adversely affects us or creates a more challenging or costly environment to pursue the development of new therapeutic products. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to our operations. If we become negatively impacted by future governmental orders, regulations, policies or guidance, there could be a material adverse effect on us and our business.
If we are found to have improperly promoted off-label use of our products, we may become subject to significant liability.
The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. If our promotional materials and related activities are not consistent with the approved labeling or if physicians, in their professional medical judgment, nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling, we may be subject to claims that we promoted off-label use or otherwise violated applicable regulations. In addition, although we may believe our therapeutic candidates or any future therapeutic candidates may provide for superior efficacy as compared to marketed products, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the Federal Food, Drug, and Cosmetic Act and other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative penalties and burdens and diminished profits and future earnings.
Our current and future arrangements with healthcare providers, healthcare organizations, third-party payors and customers expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any of our therapeutic candidates, if approved. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
■the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, order or recommendation of, any good or service for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. The term remuneration has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
■the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Law, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;
■HIPAA and its implementing regulations, which impose criminal and civil liability, prohibit, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
■HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;
■the federal Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants and certain advanced practice nurses), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;
■the Foreign Corrupt Practices Act (FCPA) which prohibits U.S. persons and their representatives from directly or indirectly offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;
■analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;
■certain state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of biopharmaceutical sales representatives; and
■state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Efforts to ensure that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect our financial results. These risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.
Failure to comply with laws and regulations related to the protection of research subjects could result in fines, penalties, and litigation, and have a material adverse effect upon our business.
We may be subject to regulation under international, federal, state and local laws and regulations relating to the protection of research subjects. Federally funded human-subject research in the United States, including the collection of identifiable human biospecimens, is governed by 45 CFR Part 46, also known as the Health and Human Services Policy for Protection of Human Research Subjects or the “Common Rule.” Use of biospecimens in certain other research is subject to FDA regulations for the Protection of Human Subjects and Institutional Review Boards at 21 CFR Parts 50 and 56. While we believe that we are in compliance with these laws, we may not be aware of all such laws or may fail to properly audit and identify gaps in compliance. Similarly, we may discover deviations from the materials used in our therapeutic candidate, which may not be detectable by us in a timely manner, and we may fail to properly match the compliance requirements of our researchers to the compliance requirements of our suppliers. Failure of our company or our suppliers to comply with international, federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties, litigation and/or other enforcement actions which could have a material adverse effect on our business.

We may face difficulties from healthcare legislative and regulatory reform measures.
Existing laws and regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our therapeutic candidates or any future therapeutic candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, or may face penalties for any approved products, and we may not achieve or sustain profitability.
In the United States and some foreign jurisdictions, there have been and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any therapeutic candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of care.
For example, the ACA made significant changes to the healthcare system, including an increase to manufacturers’ rebate liability under the Medicaid Drug Rebate Program, imposition of a significant annual fee on companies that manufacture or import branded prescription drug products and a requirement for manufacturers to provide a discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap.
There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. These initiatives culminated in the enactment of the Inflation Reduction Act in August 2022, which, among other things, allows the U.S. Department of Health and Human Services (HHS) to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. The law also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The Inflation Reduction Act permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the Inflation Reduction Act may be subject to various penalties, including civil monetary penalties. In June 2026, the HHS published a proposed rule that, if finalized, would codify the Medicare Drug Price Negotiation Program and, among other things, seeks to: (i) clarify the treatment of certain fixed combination drugs that are new formulations; and (ii) clarify how CMS would identify the date from which the 7-and 11-year timeline would begin.
The current federal administration is pursuing policies to reduce regulations and expenditures across government including at HHS, which include the FDA and CMS, and related agencies. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions included, for example, directives to reduce agency workforce, rescind a prior executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, impose tariffs on certain imported pharmaceutical products and promote most-favored-nation (MFN) drug pricing, among other directives. For example, on May 12, 2025, the current federal administration issued an executive order that, among other things, required HHS, within 30 days, to establish and communicate to drug manufacturers MFN price targets designed to bring drug prices for American patients in line with those in comparably developed nations. If significant progress towards MFN pricing is not achieved, the executive order requires HHS to propose a rulemaking to implement MFN pricing. In December 2025, CMS issued proposed regulations to establish, under the Center for Medicare and Medicaid Innovation, two mandatory MFN pricing demonstration models under Medicare Part B and Part D. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase and enact restrictions on pharmacy benefit manager payment methodologies, among other things. If these rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. Even if we do not market drugs in such countries, we will be indirectly affected if our drugs compete with drugs that were reduced by MFN pricing. Further, as part of the Make America Healthy Again (MAHA) Commission’s recent Strategy Report, the administration is working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA.
We expect that other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products, if approved.
Even if we are able to commercialize our therapeutic candidates and any future therapeutic candidates, if approved, such therapeutic candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.
The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our therapeutic candidates, if approved. Sales of any of our therapeutic candidates that receive regulatory approval will be dependent substantially, both in the United States and internationally, on the extent to which the costs of our therapeutic candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our therapeutic candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any therapeutic candidate for which we obtain regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any therapeutic candidate for which we obtain regulatory approval.
There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly examining the medical necessity and reviewing the cost effectiveness of medical products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved products. Third-party payors may limit coverage to specific products on an approved list, known as a formulary, which might not include all FDA-approved products for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our therapeutic candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our therapeutic candidates, if approved. We expect to experience pricing pressures in connection with the sale of our therapeutic candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
U.S. and foreign anti-corruption laws and regulations prohibit companies and their employees, agents, CROs, CDMOs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. The U.S. FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. Violations of anti-corruption laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.
We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.
Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.
In some countries, particularly member states of the EU, the pricing of therapeutic products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our therapeutic candidates or any future therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any therapeutic candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially and adversely affected.
Risks Related to Our Common Stock and This Offering
Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us, which may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.
Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:
■establish a classified board of directors so that not all members of our board of directors are elected at one time;
■permit only the board of directors to establish the number of directors and fill vacancies on the board of directors;
■provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
■require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
■authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
■eliminate the ability of our stockholders to call special meetings of stockholders;
■prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
■prohibit cumulative voting; and
■establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law (DGCL), may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.
The exclusive forum provisions in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.
Our restated bylaws that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (Federal Forum Provision). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or other state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim, and may result in increased costs for a stockholder to bring such a claim, in a judicial forum of their choosing for disputes with us or our directors, officers, other employees or agents, which may discourage lawsuits against us and our directors, officers, other employees or agents.
The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.
The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this “Risk Factors” section and the following:
■results of preclinical studies and clinical trials of any therapeutic candidates, or those of our competitors or our existing or future collaborators or licensing partners;
■the timing and enrollment status of our clinical trials;
■regulatory or legal developments in the United States or other countries, especially changes in federal or global health policies, laws or regulations applicable to any therapeutic candidates, including the review and oversight functions of federal health regulatory bodies;
■the success or failure of competitive products or technologies;
■introductions and announcements of new therapeutic candidates by us, any future commercialization partners, or our competitors, and the timing of these introductions or announcements;
■actions taken by regulatory agencies with respect to any therapeutic candidates, clinical studies and, if approved, manufacturing process or sales and marketing terms;
■actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;
■the success of our efforts to identify, acquire or in-license new technologies or therapeutic candidates;
■developments concerning any future collaborations, including but not limited to those with development and commercialization partners if any therapeutic candidates are approved;
■market conditions in the pharmaceutical and biotechnology sectors;
■announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;
■developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for any therapeutic candidates;
■our ability or inability to raise additional capital and the terms on which we are able to raise it, if at all;
■our ability to effectively manage our growth;
■the recruitment or departure of key personnel;
■changes in the structure of healthcare payment systems;
■actual or anticipated changes in earnings estimates, development timelines or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;
■our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
■fluctuations in the valuation of companies perceived by investors to be comparable to us;
■announcement and expectation of additional financing efforts;

■speculation in the press or investment community;
■fluctuations of share price and trading volume of our common stock;
■sales or perceived potential sales of shares of our common stock by us, insiders or our stockholders;
■the concentrated ownership of our common stock;
■expiration of market stand-off or lock-up agreements;
■changes in accounting principles;
■actions instituted by activist stockholders or others;
■terrorist acts, acts of war or periods of widespread civil unrest;
■natural disasters and other calamities, including global pandemics such as the COVID-19 pandemic;
■general economic, industry and market conditions, including changes in tariffs and trade restrictions, fluctuating interest rates and inflation; and
■other events or factors, many of which are beyond our control.
In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of the issuer. Furthermore, the trading price of our common stock may be adversely affected by third parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.
We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will be dependent on appreciation of the value of our common stock.
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As a result, any investment return on our common stock will be dependent on increases in the value of our common stock, which is not certain. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.
Sales of substantial amounts of shares of our common stock may cause the price of our common stock to decline.
Based on                shares of our capital stock outstanding as of                , 2026, upon completion of this offering, we will have a total of                shares of common stock outstanding. Of these shares, only the shares of common stock sold in this offering, or                shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers, directors and substantially all of our stockholders have entered into lock-up agreements with the underwriters that, among other things and subject to certain exceptions, restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, Jefferies LLC and TD Securities (USA) LLC may, in their sole discretion, permit our officers, directors and other stockholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on                shares outstanding as of                , 2026, approximately up to an additional                shares of common stock will be eligible for sale in the public market approximately                of which shares are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act.
After this offering, the holders of an aggregate of                shares of our outstanding common stock as of                , 2026 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” See the section titled “Description of Capital Stock—Registration Rights” for additional information.
We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of our outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.
We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. To the extent that additional capital is raised through the sale and issuance of shares of our common stock or other securities convertible into shares of our common stock, our stockholders will be diluted. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares of our common stock, could reduce the market price of our common stock.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may never develop. As a result, you may not be able to resell your shares of common stock at or above the initial public offering price.
Prior to this offering, no market for our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of our common stock after this offering. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering, and the market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock. To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the nonaffiliated public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. As a result, the number of freely tradeable shares of our common stock following this offering will be reduced to what it would have been had these shares been sold to investors that were not existing stockholders, affiliates or purchasers. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.
You will experience immediate and substantial dilution as a result of this offering and raising additional capital in the future may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or therapeutic candidates.
The assumed initial public offering price of $               per share, which is the midpoint of the range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following the completion of this offering. If you purchase common stock in this offering at the assumed initial public offering price of $               per share, and assuming that the underwriters do not exercise their option to purchase additional common stock in this offering, you will incur immediate and substantial dilution of $               per share, representing the difference between the assumed initial public offering price of $               per share and our pro forma as adjusted net tangible book value per share as of                , 2026 after giving effect to this offering and the conversion of all outstanding convertible preferred stock upon the completion of this offering. Following the completion of this offering, investors purchasing common stock in this offering will have contributed               % of the total amount invested by stockholders since inception, but will only own               % of the shares of common stock outstanding. For a further description of the dilution you will experience immediately after this offering, see the section titled “Dilution.”
Our executive officers, directors, principal stockholders and their respective affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.
Based on the beneficial ownership of our common stock as of          , 2026, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned            % of our voting stock and, upon the completion of this offering, that same group will hold approximately            % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by any of this group). As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.
General Risk Factors
Unstable market and economic conditions and adverse developments affecting the financial services industry, such as actual events or concerns involving inflation, liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.
From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the ones in Iran and Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Russia’s ongoing incursion of Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets; it is possible that the Israel-Hamas conflict and military conflict between the United States, Israel and Iran may have similar effects. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to market-wide liquidity problems. We may maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit and there is no guarantee that the federal government would provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.
Although we have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time. Inflation and fluctuating interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs will decrease our net income or increase our net loss, and the increased costs may require us to reduce costs in other areas of our business.

Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock is likely to be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs, divert our management’s attention and resources from other business concerns and damage our reputation, which could seriously harm our business, financial condition, results of operations and prospects.
We are an “emerging growth company” and a “smaller reporting company” and the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies could make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.
We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million, measured as of the last business day of our most recently completed second quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. We may continue to be a smaller reporting company even after we cease to be an emerging growth company, so we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
If we fail to establish and maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting within our second Annual Report on Form 10-K. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be frequently evaluated. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
As we grow, we expect to hire additional personnel and may utilize external temporary resources to implement, document and modify policies and procedures to maintain effective internal controls. However, it is possible that we may identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected or unremediated, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
The forward-looking statements in this prospectus include, among other things, statements about:
■the initiation, timing, progress, results and costs of our ongoing clinical trials for LCA-0061 and LCA-0321, IND-enabling activities and planned clinical trial for LCA-0062 and our other therapeutic candidates, as well as any future preclinical studies and clinical trials and our research and development programs;
■the timing of and our ability to obtain and maintain regulatory approvals for LCA-0061, LCA-0062, LCA-0321 and any future therapeutic candidates;
■our ability to obtain funding for our operations, including funding necessary to complete further clinical development and commercialization of LCA-0061, LCA-0062 and LCA-0321 and further discovery, development and commercialization of earlier stage and future therapeutic candidates, if approved;
■estimates of the addressable market for our current and any future therapeutic candidates, and market growth;
■our plans to develop and, if approved, commercialize LCA-0061 and LCA-0062 for the treatment of allergic diseases, including food allergy, LCA-0321 for the treatment of Graves’ disease and our other therapeutic candidates;
■our expectations regarding demand for, and market acceptance of, our current and any future therapeutic candidates, if approved;
■our ability to market or commercialize any therapeutic candidates we may develop and to compete effectively with existing competitors and new market entrants;
■our ability to obtain, maintain, protect and enforce intellectual property and proprietary rights;
■our ability to expand our pipeline of therapeutic candidates;
■the potential effects of extensive government regulations relating to our industry;
■our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;
■our ability to retain the continued service of our key professionals and consultants and to identify, hire and retain key management and technical personnel;

■our expectations regarding any current or future collaboration and licensing arrangements with third parties, including our ability to reach development milestones under such agreements;
■the impact of natural disasters, terrorist activity, pandemics and other events beyond our control on any of the above or any other aspect of our business operations;
■general global macroeconomic, industry and market conditions in either domestic or international markets, as well as economic conditions specifically affecting industries in which we operate, including but not limited to, actual or perceived instability in the global banking industry, potential uncertainty with respect to the U.S. federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, supply chain disruptions, potential recession, inflation and changing interest rates;
■the impact of natural and man-made global events on our business, including political instability and military hostilities in multiple geographies, including global responses thereto;
■our expectations regarding expenses, future revenue, capital requirements and our needs for additional financing;
■sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases or expiration of market stand-off or lock-up agreements;
■our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company;
■our ability to maintain adequate internal controls over financial reporting and to manage our business in accordance with applicable laws and the highly regulated industry in which we participate; and
■our expected use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence and prevalence of certain medical conditions and other industry data. In some cases, we do not expressly refer to the sources from which these data are derived.
These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research, and our industry experience and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based on the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $        million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered would increase or decrease, as applicable, the net proceeds that we receive from this offering by $        million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
The principal purposes of this offering are to increase our financial flexibility, to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our access to the public equity markets. We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and marketable securities as follows:
■approximately $        million to $        million to advance the clinical development of our IgE portfolio consisting of LCA-0061 and LCA-0062 through               ;
■approximately $        million to $        million to advance the clinical development of LCA-0321 through           ;
■the remainder to advance our research pipeline, for other research and development activities, and for working capital and other general corporate purposes.
Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient for us to fund our projected operating expenses and capital expenditures through       . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements.
The expected use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the progress of our current and planned clinical trials, regulatory feedback, the success of research and development efforts, the results and timing of any future preclinical studies and clinical trials, any new collaborations or licenses we may enter into, cash generated from future operations and actual expenses to operate our business, and other factors described in the section titled “Risk Factors.” We may also use a portion of the net proceeds of this offering to in-license, acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
The expected net proceeds of this offering, together with our existing cash, cash equivalents and marketable securities, will not be sufficient for us to fund LCA-0061, LCA-0062, LCA-0321, our other therapeutic candidates or any other future therapeutic candidates, if any, through regulatory approval, and we will need to raise substantial additional capital to complete the development and potential commercialization of our therapeutic candidates, if approved.
Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by any restrictions contained in any future financing instruments or by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

CAPITALIZATION
The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of        , 2026:
■on an actual basis;
■on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of        , 2026  into an aggregate of shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering, and (ii) the filing and effectiveness of our restated certificate of incorporation upon the completion of this offering; and
■on a pro forma as adjusted basis giving effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma and pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, each included elsewhere in this prospectus.

AS OF , 2026
	ACTUAL	PRO FORMA		PRO FORMA AS ADJUSTED(1)
(in thousands, except share and per share amounts)
Cash, cash equivalents and marketable securities	$	$		$
Convertible preferred stock, par value $0.0001 per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$		$—		$—
Stockholders’ deficit:
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.0001 per share; shares authorized, shares issued and shares outstanding, actual;         shares authorized,         shares issued and outstanding, pro forma; and         shares authorized,         shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$	$		$

(1)Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization, and shares of common stock outstanding as of         , 2026 would be $       million, $       million, $       million, $       million, and       shares, respectively.
The number of shares of our common stock to be outstanding after this offering on a pro forma and pro forma as adjusted basis set forth in the table above is based on (i)                  shares of our common stock outstanding as of             , 2026, including          shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding convertible preferred stock as of       , 2026 into an aggregate of         shares of our common stock in connection with the completion of this offering, and excludes:
■        shares of our common stock issuable upon the exercise of stock options outstanding as of       , 2026 under our 2020 Plan, with a weighted-average exercise price of $ per share;
■        shares of our common stock issuable upon the exercise of stock options granted after       , 2026 under our 2020 Plan, with a weighted-average exercise price of $        per share;

■        shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective in connection with this offering; and
■        shares of our common stock to be reserved for future issuance under our ESPP, which will become effective in connection with this offering.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Net tangible book value per share is determined by dividing our total tangible assets (which exclude deferred offering costs) less our total liabilities and convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book deficit as of        , 2026 was $ million, or $        per share, based on        shares of our common stock outstanding as of that date.
After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of , 2026 into an aggregate of         shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of , 2026 would have been $        million, or $        per share of our common stock.
After giving further effect to the sale and issuance of         shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of , 2026 would have been $        million, or approximately $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors participating in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2026	$
Pro forma increase in historical net tangible book value per share as of , 2026 attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of , 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $        per share, and dilution per share to new investors in this offering by $        per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares of our common stock offered in this offering would increase our pro forma net tangible book value by approximately $        million or approximately $        per share and pro forma as adjusted net tangible book value by approximately $        million, or approximately $        per share, and would decrease dilution per share to new investors in this offering by approximately $        per share. Each decrease of 1.0 million shares in the number of shares of our common stock offered in this offering

would decrease our pro forma as adjusted net tangible book value by approximately $        million, or approximately $        per share, and would increase dilution per share to new investors in this offering by approximately $        per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their option to purchase additional shares in full, the dilution to new investors in this offering would be $        per share, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table shows, as of         , 2026 on a pro forma as adjusted basis described above, the differences between the existing stockholders and the new investors purchasing shares in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock and cash received from the exercise of stock options, and the weighted-average price paid per share:

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED-AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders before this offering		%	$	%	$
New investors participating in this offering		%		%	$
Total		100.0%	$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming the assumed initial public offering price remains the same.
In addition, to the extent that any outstanding options are exercised, investors in this offering will experience further dilution.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the completion of this offering.
The foregoing tables and calculations (other than historical net tangible book deficit) are based on (i)         shares of our common stock outstanding as of             , 2026 including          shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding convertible preferred stock as of        , 2026 into an aggregate of         shares of our common stock in connection with the completion of this offering, and excludes:
■        shares of our common stock issuable upon the exercise of stock options outstanding as of        , 2026 under our 2020 Plan, with a weighted-average exercise price of $ per share;
■        shares of our common stock issuable upon the exercise of stock options granted after        , 2026 under our 2020 Plan, with a weighted-average exercise price of $        per share;

■        shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective in connection with this offering (including         shares reserved for issuance under our 2020 Plan, which shares will be added to the 2026 Plan upon its effectiveness); and
■        shares of our common stock to be reserved for future issuance under our ESPP, which will become effective in connection with this offering.
To the extent that these outstanding stock options are exercised, new stock options are issued or we issue additional shares of our common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, including those described in the section titled “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled “Risk Factors.” You should carefully read the section titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.
Overview
We are a clinical-stage biotechnology company focused on the discovery and development of novel therapeutics designed to degrade disease-causing extracellular proteins, with an initial focus on addressing autoimmune, inflammatory and allergic diseases. By leveraging our proprietary LYTAC platform, we have developed a pipeline of therapeutic candidates with the potential to provide deep and durable elimination of extracellular proteins that are inadequately addressed by currently available therapies. We aim to efficiently advance these therapeutic candidates through a streamlined clinical development strategy designed to generate early proof of concept, including Phase 1 pharmacodynamic and biomarker data, to assess target modulation and inform progression into later-stage clinical development. Our IgE portfolio consists of LCA-0061 and LCA-0062, which are both designed to efficiently degrade IgE for the treatment of allergic diseases, including food allergy. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including patients with food allergy, and we expect initial data in               . LCA-0062, our fast-follower IgE program, is currently in IND-enabling activities, and we intend to initiate a Phase 1 clinical trial following regulatory clearance in               . We are also advancing our Graves’ disease program, LCA-0321, which is designed to selectively degrade TSHR autoantibodies (also known as thyrotropin receptor antibodies or TRAbs), the pathogenic drivers of Graves’ disease. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in               .
We are developing a novel therapeutic modality based on our LYTAC technology, designed to overcome limitations of traditional target inhibition approaches. Inhibition-based approaches are limited by target tractability and functional constraints, as many proteins lack accessible binding sites or have complex or non-enzymatic functions, including extracellular targets such as TRAbs in Graves’ disease. In addition, inhibition requires sustained target engagement and may not fully suppress disease-driving activity, particularly for proteins with high expression or rapid resynthesis rates, as observed with IgE in allergic diseases.
Since our inception in 2019, we have focused substantially all of our efforts and financial resources on research and development activities for our programs and establishing arrangements and collaborations with third parties for the development of our therapeutic candidates, as well as establishing and protecting our intellectual property portfolio, scaling up manufacturing processes and supplying our therapeutic candidates and other materials for our preclinical studies and clinical trials, leasing office and laboratory space, raising capital, business planning, and providing general and administrative support for these activities. We do not have any products approved for sale, have not generated any revenue from product sales, and we do not expect to generate any revenue from commercial sales for the foreseeable future. We expect to continue incurring significant operating losses for the foreseeable future due to the cost of research and development, clinical trials, preclinical studies and the regulatory approval process for our therapeutic candidates.
We have incurred significant net losses and negative cash flows since our inception. During the years ended December 31, 2024 and 2025, we incurred a net loss of $26.5 million and $36.5 million, respectively, and used $29.5 million and $51.4 million in cash from operations, respectively. As of December 31, 2025, we had an accumulated deficit of $117.6 million and do not expect positive cash flow from operations in the foreseeable future. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and, to a lesser extent, from general and administrative costs associated with our operations. We expect to continue incurring significant and increasing expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities. We expect our research and development expenses to increase in connection with the conduct of planned clinical trials for our lead programs, LCA-0061 and LCA-0321, further development of our LYTAC platform, planned preclinical studies, and potential investigational new drug applications (INDs) and clinical trials for future therapeutic candidates. We will also incur substantial additional expenses as we seek to expand our intellectual property portfolio, including through potential in-licensing opportunities, and hire additional personnel as we scale up our operations. Once we are a public company, we will incur additional costs associated with operating as a public company. To date, we have funded our operations primarily through the sale of convertible preferred stock, convertible notes and collaboration revenue from our collaboration agreement with Eli Lilly and Company (Lilly). As of December 31, 2025, we had cash, cash equivalents and marketable securities of $91.2 million.
We expect to fund our operations through public or private equity offerings or debt financing, collaboration or licensing arrangements with third parties or other strategic transactions or a combination of one or more of these funding sources. We may be unable to raise additional funds or enter into such agreements or other arrangements when needed on favorable terms, or at all. If we are unable to obtain adequate funding as and when needed, or on attractive terms, we could be required to significantly delay, reduce or eliminate some or all of our research and development activities, sell unsecured assets or scale back or terminate our pursuit of new strategic arrangements and transactions, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.
Collaboration and License Agreements
Collaboration Agreement with Lilly
In August 2021, we entered into a research and collaboration agreement (the Lilly Agreement) with Lilly to research, develop and commercialize novel degraders directed to up to five targets in Lilly’s therapeutic areas of focus. Under the Lilly Agreement, both parties conducted research activities pursuant to an agreed research plan, after which Lilly had the right to assume responsibility for further development and commercialization of resulting products under an exclusive, worldwide license. Upon execution, we received a non-refundable, non-creditable upfront payment of $35.0 million. In addition, we were eligible to receive preclinical, development and commercial milestone payments and royalties. In August 2025, Lilly exercised its option to extend the agreement for one year extension and paid us a $2.0 million extension fee. As of December 31, 2025, no milestones were achieved. See Note 6 to our audited financial statements included elsewhere in this prospectus for further information regarding the Lilly Agreement.
In November 2025, we were notified of Lilly’s election to terminate the Lilly Agreement without cause, which became effective on February 12, 2026. We recognized collaboration revenue from the Lilly Agreement of $14.9 million and $6.7 million in the years ended December 31, 2024 and 2025, respectively. The revenue recognized in 2025 included the acceleration of remaining deferred revenue, including the $2.0 million extension fee, which was recognized upon termination and completion of our performance obligations under the Lilly Agreement.
License Agreement with RSR
In July 2025, we entered into a non-exclusive license agreement with RSR, pursuant to which we obtained a worldwide license to certain RSR thermostable TSHR patents for use in our preclinical research and development program that seeks to develop a LYTAC degrader that binds and rapidly eliminates disease-causing TSHR autoantibodies. As consideration for the license, we paid a non-refundable upfront fee of $0.3 million.
Under the RSR License Agreement, we are required to pay an annual maintenance fee on each anniversary of the effective date, ranging from $50,000 on the first anniversary to $0.3 million on the fifth anniversary and thereafter. We recognized $0.3 million of expense related to the RSR License Agreement during the year ended December 31, 2025.

We are required to make aggregate milestone payments of up to $12.0 million, payable upon the earlier of the achievement of specified clinical and regulatory milestones or the occurrence of specified dates for each milestone payment set forth in the RSR License Agreement. The first milestone payment of $0.3 million is due upon the earlier of the filing of an IND application for the first licensed product or January 31, 2027. We may terminate the RSR License Agreement without cause upon 90 days’ written notice, in which case no milestone payments would be due, if none of the milestone events have occurred prior to termination.
Components of Results of Operations
Collaboration Revenue
To date, we do not have any commercial products and we have not generated any revenue from commercial product sales. Our revenue to date consists of collaboration revenue from the Lilly Agreement, which was terminated in February 2026. Although we may engage in discussions with third parties regarding potential collaboration opportunities, no such arrangements have been executed, and we cannot predict whether any such discussions will result in future collaboration revenue.
We expect that any revenue we do generate in the foreseeable future will fluctuate from year to year as a result of the timing and amount of milestones and other payments from any future license and collaboration agreements, and as a result of the fluctuations in the research and development expenses we incur in the performance of assigned activities under these agreements.
For the foreseeable future, we do not expect to generate any revenue from product sales unless and until such time as our therapeutic candidates have advanced through clinical development and obtain regulatory approval, if ever. If we fail to complete the development of our therapeutic candidates in a timely manner or obtain regulatory approval, our ability to generate revenue and our results of operations and financial condition would be adversely affected.
Operating Expenses
Our operating expenses consist of (i) research and development expenses, (ii) general and administrative expenses and (iii) restructuring and impairment charges.
Research and Development
Our research and development expenses consist of direct and indirect costs primarily related to advancing our LYTAC platform, building our pipeline of innovative therapies and our preclinical development activities and preparation for upcoming clinical trials. We recognize research and development expenses as incurred. We do not track all costs on a development program specific basis.
Our direct research and development costs include:
■expenses incurred under agreements with consultants and third-party contract organizations to conduct research and development activities on our behalf;
■costs related to production of preclinical and clinical trial materials, including fees paid to contract manufacturers;
■laboratory and vendor expenses related to the execution of preclinical studies;
■costs incurred in obtaining technology licenses;
■laboratory supplies and materials used for internal research and development activities; and
■other expenses incurred to sustain research and development programs.
Our indirect research and development costs include:
■personnel-related expenses, which include salaries, bonuses, benefits and stock-based compensation;

■consulting expenses and other external costs that are not directly related to our programs; and
■facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and supplies and certain IT costs.
Costs of certain activities are recognized based on an evaluation of the progress to completion of specific tasks. However, payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses and other current assets on our balance sheets. The capitalized amounts are recognized as expense as the goods are delivered or as related services are performed.
At this time, we cannot reasonably determine the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, LCA-0061, LCA-0062, LCA-0321, and any of our other therapeutic candidates. Therapeutic candidates in later stages of development generally have higher development costs than those in earlier stages. We expect that our research and development expenses will increase substantially in connection with our ongoing activities, particularly as we advance our current therapeutic candidates, LCA-0061, LCA-0062 and LCA-0321, and any future therapeutic candidates through clinical development. We expect increased expenses for the foreseeable future as we continue our research and development, continue our ongoing clinical trials, initiate additional clinical trials, seek to expand our product pipeline and clinical applications, seek regulatory approval for our current and future therapeutic candidates, and invest in our organization. The actual probability of success for our therapeutic candidates may be affected by a variety of factors, including the safety and efficacy of our therapeutic candidates, clinical data, investment in our clinical programs, competition, manufacturing capability and commercial viability. We may never succeed in achieving regulatory approval for any of our therapeutic candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion of costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of our therapeutic candidates, if approved by the U.S. Food and Drug Administration (FDA) and other applicable regulatory authorities.
Our future research and development expenses may vary significantly based on a wide variety of factors such as:
■regulatory authorities, institutional review boards (IRBs) or ethics committees declining to authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site, or halting or suspending an ongoing clinical trial;
■an inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials;
■delays in reaching, or failure to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
■clinical trial sites deviating from the trial protocol or dropping out of a trial;
■failure of clinical trials of any therapeutic candidates to show safety or efficacy, or production of negative or inconclusive results, which may lead us to decide, or regulatory authorities to require us, to conduct additional preclinical studies or clinical trials or to abandon product development programs;
■the number of subjects required for clinical trials of any therapeutic candidates being larger than anticipated, enrollment in these clinical trials being slower than anticipated, or subjects dropping out of these clinical trials or failing to return for post-treatment follow-up at a higher rate than anticipated;
■third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or deviating from the clinical trial protocol or dropping out of the trial, which may require that we add new clinical trial sites or investigators;

■our election, or a requirement by regulatory authorities, IRBs, or ethics committees, that we or our investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks;
■the cost of clinical trials of any of our therapeutic candidates or any future therapeutic candidates being greater than anticipated, and insufficient funds to complete such trials;
■inadequate quality of our therapeutic candidates or any future therapeutic candidates or other materials necessary to conduct clinical trials of our therapeutic candidates or any future therapeutic candidates to initiate or complete a given clinical trial;
■an inability to manufacture sufficient quantities of our therapeutic candidates or any future therapeutic candidates for use in clinical trials;
■an inability to meet drug specifications suitable for use in clinical trials and commercial applications;
■reports from clinical testing of other therapies raising safety or efficacy concerns about our therapeutic candidates or any future therapeutic candidates;
■receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;
■requirements by the FDA or other comparable foreign regulatory authorities that we submit additional data such as long-term toxicology studies, or other requirements imposed before permitting us to initiate a clinical trial or before initiating a particular cohort or portion of a clinical study; and
■global health crises or regional or global geopolitical conflicts that may increase the likelihood of difficulties or delays in initiating, enrolling, conducting, or completing our planned clinical trials.
A change in the outcome of any of these variables with respect to the development of any of our therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.
General and Administrative
Our general and administrative expenses consist primarily of personnel-related expenses, expenses for outside professional services, including legal, human resources, audit, and accounting services, as well as facilities-related costs, certain IT costs, certain license-related expenses, patent application costs and other indirect expenses. Personnel-related expenses consist of salaries, bonuses, benefits and stock-based compensation.
We expect that our general and administrative expenses will increase for the foreseeable future related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, board of director costs and investor relations costs associated with operating as a public company.
Restructuring and Impairment Charges
In June 2025, we implemented a corporate reorganization of our operations to reduce operating costs and better align our organization with the needs of our business. In connection with the restructuring, we undertook a workforce reduction, deprioritized certain research activities and outsourced certain program development activities to external service providers. As a result of this restructuring, we incurred restructuring and impairment charges, which include severance and related employee termination benefit costs, a charge related to impairment of equipment and write-offs for prepaid expenses.
Interest Income
Interest income consists of interest earned on our cash, cash equivalents and marketable securities.

Results of Operations
Comparisons of the Years Ended December 31, 2024 and 2025
The following table summarizes our results of operations for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025	$ Change
	(in thousands)
Collaboration revenue	$14,936	$6,741	$(8,195)

Operating expenses:
Research and development	41,069	40,507	(562)
General and administrative	6,400	6,112	(288)
Restructuring and impairment charges	—	1,528	1,528
Total operating expenses	47,469	48,147	678
Loss from operations	(32,533)	(41,406)	(8,873)
Other income, net:
Interest income	6,193	4,830	(1,363)
Interest expense	(39)	(31)	8
Other expense, net	(117)	(102)	15
Total other income, net	6,037	4,697	(1,340)
Loss before income taxes	(26,496)	(36,709)	(10,213)
Provision for (benefit from) income tax	7	(249)	(256)
Net loss	$(26,503)	$(36,460)	$(9,957)

Collaboration Revenue
Collaboration revenue decreased by $8.2 million to $6.7 million in 2025 from $14.9 million in 2024, primarily due to the wind down of activities under the Lilly Agreement, which was terminated effective February 2026.
Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025	Change
	(in thousands)
Direct program expenses:
Contract manufacturing costs	$18,766	$9,024	$(9,742)
Preclinical and clinical outside services	2,280	9,716	7,436
Other	462	562	100
Indirect expenses:
Personnel-related expenses	8,855	9,511	656
Other external expenses	6,957	7,658	701
Facilities, depreciation and other	3,749	4,036	287
Total research and development expenses	$41,069	$40,507	$(562)

Research and development expenses decreased by $0.6 million to $40.5 million in 2025 from $41.1 million in 2024, primarily due to a:
■$2.2 million decrease in direct program costs, primarily driven by a decrease of $9.7 million in contract manufacturing costs for our lead programs, LCA-0061 and LCA-0321, partially offset by an increase of $7.5 million in preclinical and clinical outside services and other expenses for assay development, lab services, contract research and other studies related to our programs;
■$0.7 million increase in personnel-related costs, primarily driven by an increase in development headcount in 2025, partially offset by a reduction in research headcount in connection with the June 2025 restructuring;
■$0.7 million increase in other consulting expenses and other external costs that are not directly related to our programs; and
■$0.3 million increase in facilities, depreciation and other expenses primarily due to increases in rent and software expenses.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025	Change
	(in thousands)
Personnel-related expenses	$3,488	$3,369	$(119)
Professional services	2,164	1,918	(246)
Facilities and other	748	825	77
Total general and administrative expenses	$6,400	$6,112	$(288)

General and administrative expenses decreased by $0.3 million to $6.1 million in 2025 from $6.4 million in 2024. This decrease was primarily attributable to lower professional services and personnel-related costs, including third-party recruiting fees.
Restructuring and Impairment Charges
Restructuring and impairment charges of $1.5 million in 2025 primarily consisted of $0.7 million of severance-related costs associated with the June 2025 reduction in force, $0.5 million of impairment on equipment and $0.3 million of other exit costs. There were no corresponding restructuring and impairment charges recognized in 2024.
Interest Income
Interest income decreased by $1.4 million to $4.8 million in 2025 from $6.2 million in 2024, primarily due to lower average monthly cash balances and lower interest rates.
Liquidity and Capital Resources
Liquidity
Since our inception, we have not generated any revenue from product sales, and we do not expect to generate any revenue from commercial sales for the foreseeable future, if at all. We have incurred significant losses and negative cash flows from operations. To date, we have funded our operations primarily through the sale and issuance of convertible preferred stock, convertible notes and collaboration revenue from the Lilly Agreement. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $91.2 million and an accumulated deficit of $117.6 million.

In June 2026, we completed our Series D convertible preferred stock financing and issued and sold an aggregate of 36,734,094 shares of our Series D convertible preferred stock to existing and new investors at a price of $2.0417 per share for gross cash proceeds of approximately $75.0 million.
Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds of this offering, will be sufficient to fund our projected operating expenses and capital expenditures through             . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We expect to require additional capital in the future to support our operations and planned growth beyond that period. Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve or maintain profitability and, unless and until we are able to commercialize our therapeutic candidates, if ever, we will continue to be dependent upon equity financing, debt financing and other forms of capital raises. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our therapeutic candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.
Funding Requirements
We do not expect to generate any meaningful future revenue unless and until we obtain regulatory approval and commercialize any of our current or future therapeutic candidates, including LCA-0061, LCA-0062 and LCA-0321, or receive additional potential revenue from the achievement of milestones and royalties under potential partnerships, and we do not know when, or if at all, that will occur. We will continue to require additional capital to develop our therapeutic candidates and fund operations for the foreseeable future. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenses related to our programs, and to a lesser extent, general and administrative expenses. We expect our expenses to continue to increase in connection with our ongoing activities as we continue to develop LCA-0061, LCA-0062, LCA-0321 and our other discovery and preclinical programs, seek to broaden the pipeline of our therapeutic candidates and further develop our LYTAC platform. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company, including audit, legal, regulatory and tax-related expenses related to compliance with exchange listing and SEC requirements.
We may seek to raise capital through public or private equity offerings or debt financings, credit or loan facilities and potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions or a combination of one or more of these funding sources. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:
■the progress, timing and results of preclinical studies and clinical trials for our therapeutic candidates or any future therapeutic candidates;
■further development of our LYTAC platform;
■the extent to which we develop, in-license, out-license or acquire any future therapeutic candidates or technologies;
■the number and development requirements of any future therapeutic candidates that we may pursue, and other indications for our current therapeutic candidates that we may pursue;
■the costs, timing and outcome of obtaining regulatory approvals of our current or future therapeutic candidates;

■the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current or future therapeutic candidates;
■the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future therapeutic candidates;
■the costs associated with commercializing any approved therapeutic candidates, including establishing sales, marketing, market access and distribution capabilities;
■to the extent we pursue strategic collaborations, including collaborations to commercialize our therapeutic candidates or any future therapeutic candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses;
■the costs associated with completing any post-marketing studies or trials required by the FDA, or other comparable foreign regulatory authorities;
■the revenue, if any, received from commercial sales of our therapeutic candidates or any future therapeutic candidates, if any are approved;
■the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation; and
■the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims.
Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.
Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financing, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect existing stockholders’ rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.
If we raise additional funds through collaborations, strategic alliances, licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or therapeutic candidates or grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funding as and when needed, or on attractive terms, we could be required to significantly delay, reduce or eliminate some or all of our research and development activities, sell unsecured assets or scale back or terminate our pursuit of new strategic arrangements and transactions, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.

Cash Flows
The following table sets forth our cash flows for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025
	(in thousands)
Net cash used in operating activities	$(29,502)	$(51,362)
Net cash (used in) provided by investing activities	(59,710)	39,964
Net cash provided by financing activities	106,424	77
Net increase (decrease) in cash, cash equivalents and restricted cash	$17,212	$(11,321)

Cash Flows from Operating Activities
Net cash used in operating activities was $29.5 million and $51.4 million for the years ended December 31, 2024 and 2025, respectively. The net cash used in operating activities for the year ended December 31, 2024 was primarily due to our net loss of $26.5 million and a net change in our operating assets and liabilities of $3.3 million, partially offset by $0.3 million in non-cash charges. The net cash used in operating activities for the year ended December 31, 2025 was primarily due to our net loss of $36.5 million and a net change in our operating assets and liabilities of $17.7 million primarily due to decreases in accrued expense and accounts payable primarily related to contract manufacturing for our lead programs, partially offset by $2.8 million in non-cash charges such as amortization of right-of-use assets, depreciation and stock-based compensation.
Cash Flows from Investing Activities
Net cash used in investing activities for the year ended December 31, 2024 was $59.7 million, which consisted of $127.5 million for purchases of marketable securities and $1.3 million for purchases of property and equipment, partially offset by $69.1 million proceeds from maturities of marketable securities.
Net cash provided by investing activities for the year ended December 31, 2025 was $40.0 million, which consisted of $122.4 million proceeds from maturities of marketable securities, partially offset by $82.2 million for purchases of marketable securities and $0.2 million for purchases of property and equipment.
Cash Flows from Financing Activities
Cash provided by financing activities for the year ended December 31, 2024 was $106.4 million, which consisted of net proceeds from the issuance and sale of shares of our Series C convertible preferred stock of $106.2 million and $0.2 million of proceeds from the exercise of stock options.
Cash provided by financing activities for the year ended December 31, 2025 was $0.1 million from proceeds from the exercise of stock options.
Contractual Obligations and Commitments
Leases
We lease lab and office space in South San Francisco, California, under operating leases that expire at various dates from March 2027 to October 2028. See Note 7 to our audited financial statements included elsewhere in this prospectus for additional details on our leases.
License Agreements
Under our license agreements, we are required to make payments upon successful completion and achievement of certain milestones as well as royalty payments upon sales of products covered by such licenses. The payment obligations under the license agreements are contingent upon future events such as our achievement of specified development, clinical, regulatory and commercial milestones. To the extent that the timing of these future milestone payments is not known, we have not included these fees in our balance sheets for the periods presented. See Note 5 to our audited financial statements included elsewhere in this prospectus for additional details on our license agreements.

Off-balance Sheet Arrangements
We currently do not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Estimates
The following discussion supplements the descriptions of our accounting policies contained in Note 2 to our audited financial statements included elsewhere in this prospectus. Our financial statements and related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We continually evaluate these estimates and assumptions, basing them on historical experience and various other factors we consider reasonable under the circumstances. Actual results may differ from these estimates due to different assumptions or conditions.
Critical estimates are those that we consider the most important to the portrayal of our balance sheet and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.
Revenue Recognition
For all periods presented, we recognized revenue in accordance with the provisions of Accounting Standard Codification Topic 606, Revenue from Contracts with Customers (ASC 606). Our collaboration revenue requires significant judgment in the application of ASC 606. For the periods presented, all of our collaboration revenue has been recognized under the Lilly Agreement.
Under this arrangement, we identified the license, research and development services and participation on the joint steering committee as promised goods or services and that these promises are not distinct in the context of the contract because the license is dependent on the related research and development activities and the joint steering committee participation is integrated with and supportive of those activities. As a result, we account for these promises as a single combined performance obligation.
We recognize revenue for this performance obligation over time using a cost-based input method that measures progress based on costs incurred relative to total estimated costs to complete the performance obligation. This method requires significant judgment, particularly in estimating total costs to complete and evaluating whether costs incurred faithfully depict our progress toward satisfaction of the performance obligation. We reassess these estimates at each reporting date, and changes in estimates may result in cumulative catch-up adjustments to revenue. These estimates are inherently uncertain and may change as the underlying program advances. Changes in estimates of total costs, development timelines or variable consideration could materially affect the amount of collaboration revenue recognized in a given period.
Amounts received prior to satisfying the above revenue recognition criteria were recognized as deferred revenue until all applicable revenue recognition criteria were met. Deferred revenue represented the portion of payments received that have not been earned.
Research and Development Expenses and Related Prepaid Assets and Accrued Liabilities
We are required to estimate our prepaid and accrued research and development expenses. We estimate costs of preclinical activities, advancement of our programs to prepare for clinical trials, and other research and development expenses based on the services performed, pursuant to contracts with contract research organizations, contract manufacturing organizations, and other third-party service providers that conduct research and development services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued liabilities in our balance sheets and in research and development expenses in our statements of operations. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued liabilities are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.
These expenses are based on estimates of the level of services performed and the progress of preclinical development activities and preparation for upcoming clinical trials under contracts with research institutions, contract research organizations, laboratories, consultants and other third-party service providers. We generally accrue these expenses based on contracted amounts applied to the level of activity completed or services provided. If timelines, study plans, or contracts are modified based on changes in the scope of work or other development considerations, we adjust our estimates of accrued liabilities prospectively.
Stock-based Compensation
We recognize compensation costs related to stock-based awards to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value of share options, and the resulting stock-based compensation, using the Black-Scholes option pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Black-Scholes option pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards including:
■Expected Term—The expected term of stock options granted to employees and non-employees represents the weighted-average period the stock options are expected to be outstanding. We use the simplified method for estimating the expected term derived from the midpoint between the weighted-average vesting period and the contractual term of the option.
■Expected Volatility—Due to our limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available and is calculated based on a period consistent with the expected term of the option.
■Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments, the terms of which were consistent with the expected term of our stock options.
■Expected Dividend Yield—The expected dividend yield assumption is based on our history and expectation of dividend payouts. We have never paid and do not intend to pay dividends on our common stock.
■Fair Value of Common Stock—See the subsection titled “Common Stock Valuation” below.
We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation calculations on a prospective basis. The amount of stock-based compensation we recognize in our financial statements includes stock option forfeitures as they occur. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.
Stock-based compensation was $0.8 million and $1.1 million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, we had $2.2 million of total unrecognized stock-based compensation related to all unvested stock options, which we expect to recognize over a weighted-average period of 2.7 years.
The intrinsic value of all outstanding options as of              , 2026, was approximately $            million, based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), of which approximately $            million is related to vested options and approximately $            million is related to unvested options.

Common Stock Valuation
As there is no public market for our common stock, fair value of the common stock underlying stock options is determined by our board of directors. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, which included contemporaneous valuations of our common stock performed by an independent third-party, our results of operations and financial position, including our levels of available capital resources, our current stage of development and material risks related to our business, progress of our research and development activities, our business conditions and projections, the lack of marketability of our common stock and convertible preferred stock as a private company, the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, the likelihood of achieving a liquidity event for our stockholders, given prevailing market conditions, the hiring of key personnel and the experience of management, trends and developments in our industry and external market conditions affecting the life sciences industry sector. Valuations of our common stock were determined by our board of directors with input from management and unrelated third-party valuations prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid).
The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:
■Option Pricing Method. Under the Option Pricing Method (OPM), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.
■Hybrid Method. The hybrid method is a Probability-Weighted Expected Return Method (PWERM), where the equity value in one of the scenarios is calculated using the OPM. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.
Based on our stage of development and other relevant factors, for our valuations in 2024 and 2025, our board of directors determined the market approach and OPM were the most appropriate methods for allocating our equity value. Under the market approach, we estimated our equity value based upon our prior sales of convertible preferred stock to unrelated third parties. We also estimated our equity value by analyzing the market capitalizations of selected guideline public companies.
The allocation of these equity values to each part of our capital structure, including our common stock and convertible preferred stock, was done utilizing the OPM. The OPM treats the rights of the holders of convertible preferred stock and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of convertible preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The equity value under all scenarios was reduced by a discount for lack of marketability.
For valuations after the completion of this offering, the fair value of each share of underlying common stock will be based on the quoted market price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.
Recent Accounting Pronouncements
See Note 2 of our audited financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition or results of operations.

JOBS Act Transition Period, and Emerging Growth Company and Smaller Reporting Company Status
We are an emerging growth company (EGC). The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended; (ii) provide all of the compensation disclosure that may be required of non-EGCs under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
We will remain an EGC under the JOBS Act until the earliest of (i) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the date we qualify as a “large accelerated filer,” as defined under Rule 12b-2 of the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our first fiscal year following the fifth anniversary of the closing of this offering.
We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our capital stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our capital stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Quantitative and Qualitative Disclosures About Market Risk
We are a smaller reporting company, as defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended and in Item 10(f)(1) of Regulation S-K, and are not required to provide the information under this item.

Business
Overview
We are a clinical-stage biotechnology company focused on the discovery and development of novel therapeutics designed to degrade disease-causing extracellular proteins, with an initial focus on addressing autoimmune, inflammatory and allergic diseases. By leveraging our proprietary LYTAC (Lysosomal Targeting Chimera) platform, we have developed a pipeline of therapeutic candidates with the potential to provide deep and durable elimination of extracellular proteins that are inadequately addressed by currently available therapies. We aim to efficiently advance these therapeutic candidates through a streamlined clinical development strategy designed to generate early proof of concept, including Phase 1 pharmacodynamic and biomarker data, to assess target modulation and inform progression into later-stage clinical development. Our IgE portfolio consists of LCA-0061 and LCA-0062, which are both designed to efficiently degrade IgE for the treatment of allergic diseases, including food allergy. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including patients with food allergy, and we expect initial data in         . LCA-0062, our fast-follower IgE program, is currently in Investigational New Drug (IND)-enabling activities, and we intend to initiate a Phase 1 clinical trial following regulatory clearance in                   . We are also advancing our Graves’ disease program, LCA-0321, which is designed to selectively degrade thyroid-stimulating hormone receptor (TSHR) autoantibodies (also known as thyrotropin receptor antibodies or TRAbs), the pathogenic drivers of Graves’ disease. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in                    .
We are developing a novel therapeutic modality based on our LYTAC technology, designed to overcome limitations of traditional target inhibition approaches. Inhibition-based approaches are limited by target tractability and functional constraints, as many proteins lack accessible binding sites or have complex or non-enzymatic functions, including extracellular targets such as TRAbs in Graves’ disease. In addition, inhibition requires sustained target engagement and may not fully suppress disease-driving activity, particularly for proteins with high expression or rapid resynthesis rates, as observed with IgE in allergic diseases.
In contrast to inhibition, degradation eliminates the target protein itself. Existing approaches to targeted protein degradation, including proteolysis targeting chimeras (PROTACs) and molecular glue degraders, are generally limited to degrading intracellular proteins. Based on foundational work from Nobel laureate Dr. Carolyn Bertozzi that extended the universe of protein degradation to include extracellular targets, LYTAC degraders are able to shuttle extracellular target proteins to the lysosome, where they are degraded, using the cell’s natural machinery.
Our LYTAC platform includes two classes of degraders tailored to different target characteristics. Classic LYTAC degraders are designed to shuttle target proteins to the lysosome, where both the target and the classic LYTAC degrader are broken down. Classic LYTAC degraders are suitable for targets that exist in low concentrations, have slow resynthesis rates and/or where intermittent depletion is preferred. LCA-0321 is our first classic LYTAC degrader in clinical development for the treatment of Graves’ disease. CataLYTAC degraders are designed to facilitate target degradation while repeatedly cycling in and out of a cell to degrade multiple copies of a pathogenic protein per cataLYTAC degrader. CataLYTAC degraders may be particularly effective for targets that have a high concentration and/or a fast resynthesis rate, which may be a limitation associated with other extracellular degraders. LCA-0061 is our first cataLYTAC degrader in clinical development for the treatment of IgE-mediated food allergy.
Our Pipeline
We leverage our LYTAC platform to efficiently generate and optimize degrader programs tailored to the biology of each target and disease. We prioritize targets and indications with a clear path to early proof of concept, including the ability to generate pharmacodynamic and biomarker data in Phase 1 clinical trials to assess target modulation and inform further development. Our initial focus is on autoimmune, inflammatory and allergic diseases that are characterized by large patient populations, significant unmet need and well-validated disease biology that support clear applications for our LYTAC technology.

The following chart summarizes our current LYTAC programs:
Our IgE Portfolio for Food Allergy and Other Allergic Diseases
We are advancing a portfolio of IgE-targeted cataLYTAC degraders to evaluate complementary approaches to achieving deep and durable elimination of IgE for patients with allergic diseases, including food allergy. IgE-mediated food allergy is estimated to affect more than 33 million people in the United States, with more than 40% of children and 50% of adults experiencing a severe reaction such as anaphylaxis. This translates to a large patient population, for many of whom the condition remains inadequately controlled by existing treatment options. Current IgE therapies, including IgE blockers such as omalizumab (Xolair), provide clinical benefit but remain constrained by weight-based and often cumbersome dosing schedules as well as limitations in patients with high circulating IgE levels. Despite these limitations, Xolair has seen rapid adoption after its 2024 U.S. Food and Drug Administration (FDA) approval for the treatment of IgE-mediated food allergy. By 2025, over 100,000 food allergy patients in the United States were prescribed Xolair, contributing to U.S. annual sales of over $4 billion. Worldwide product sales for the treatment of food allergies are projected to grow beyond $15 billion in the coming decade.
We are initially progressing LCA-0061 into clinical development to establish first-in-human proof of concept for cataLYTAC-mediated degradation of IgE. We are also advancing LCA-0062, a fast-follower IgE-targeted cataLYTAC degrader, with the potential to offer additional flexibility in dosing and duration of response. We intend to use clinical data to inform further advancement in food allergy as well as for other IgE-mediated diseases. We believe developing a portfolio of IgE-targeted degraders can provide multiple avenues to enhance clinical and commercial potential across allergic diseases.
■LCA-0061 is an antibody-small molecule conjugate cataLYTAC degrader designed to target and degrade IgE, a known driver of multiple allergic diseases, including food allergy, allergic asthma, allergic rhinitis, chronic spontaneous urticaria and chronic rhinosinusitis with nasal polyps. Current IgE-blocking approaches (e.g., Xolair) inhibit but do not remove IgE, require weight-based dosing and may have limited utility in patients with high baseline IgE levels, including key food allergy populations. LCA-0061 is designed to eliminate total and free IgE by targeting extracellular IgE for lysosomal degradation. As a cataLYTAC degrader, LCA-0061 can cycle in and out of the cell repeatedly to bind and eliminate multiple IgE molecules per LYTAC degrader. This unique mechanism can enable deep and durable depletion of IgE, which we believe could support use in patients with high baseline IgE levels. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including food allergy patients, and we expect initial data in                .
■LCA-0062 is a fast-follower, bispecific antibody cataLYTAC degrader designed to target and degrade IgE. Like LCA-0061, it is capable of degrading multiple copies of IgE per LYTAC degrader and has the potential to offer additional flexibility in dosing and duration of response. We believe these unique properties could translate to differentiated activity in food allergy or support expansion into other IgE-mediated diseases. We are currently conducting IND-enabling activities of LCA-0062 and intend to initiate a Phase 1 clinical trial following regulatory clearance in                       .
Our Graves’ Disease Program
LCA-0321 is a protein-small molecule conjugate classic LYTAC degrader that selectively degrades TRAbs, the pathogenic drivers of Graves’ disease. TRAbs bind to and activate TSHR expressed on the thyroid gland, resulting in an overactive thyroid (hyperthyroidism). Graves' disease is the most common cause of hyperthyroidism globally and is estimated to affect 2% of women and 0.2% of men, which is approximately 3 million adults in the United States. Anti-thyroid drugs (ATDs), one of the most common treatments for Graves’ disease, are only effective in achieving remission in approximately 45% of patients and the relapse rate is high—up to 52% in one meta-analysis—suggesting that alternative treatment options to improve the management of Graves’ disease are needed. Current treatment options for Graves’ disease primarily focus on managing symptoms rather than addressing the underlying autoimmune pathology. This translates to a large, underserved patient population in Graves’ disease. According to Evaluate Pharma, worldwide product sales for the treatment of Graves’ disease and its extrathyroidal manifestations are expected to grow to approximately $7 billion by 2032. Emerging approaches (e.g., neonatal Fc receptor or FcRn inhibitors) aim to reduce overall IgG levels, which include non‑selective depletion of both pathogenic TRAbs and non‑pathogenic antibodies. In contrast, LCA-0321 is designed to selectively eliminate the pathogenic autoantibodies that drive Graves’ disease, enabling a targeted, immune-sparing approach that has the potential to restore normal thyroid function without broad immunosuppression. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in                        .
Our Other Preclinical Programs
Our LYTAC platform enables us to efficiently generate high-quality therapeutic candidates across multiple disease areas. We have multiple preclinical programs focused on developing cataLYTAC degraders to durably deplete specific drivers of autoimmune, inflammatory and allergic diseases.
Our Foundation and Team
Lycia was founded on the transformational work of Carolyn Bertozzi, Ph.D., who was awarded the Nobel Prize in Chemistry in 2022 for foundational work in the field of bioorthogonal chemistry. Dr. Bertozzi and her team at Stanford University discovered and characterized LYTACs, a novel class of molecules capable of selectively targeting extracellular proteins for lysosomal degradation.
We have assembled a team of seasoned biotechnology leaders with deep experience in discovery and development of novel medicines to translate Dr. Bertozzi’s groundbreaking science into life-changing therapeutics. Our senior leadership team includes:
■Aetna Wun Trombley, Ph.D., our President and Chief Executive Officer, brings extensive leadership experience, including as former President and Chief Operating Officer of NGM Biopharmaceuticals, where she helped drive strategic partnerships and a successful initial public offering, as well as prior roles at Novartis and McKinsey & Company.
■Amy Bachrodt, our Chief Financial Officer, has over 18 years of finance experience across biopharmaceutical and biotechnology companies, including Maze Therapeutics, Myovant Sciences and Genentech.
■Chin Lee, M.D., our Chief Medical Officer, has over 20 years of drug development experience in immunology, including leadership roles at Allakos, Connect Biopharma, Theravance Biopharma, Genentech, Eli Lilly and Abbott.
■Steve Staben, Ph.D., our Chief Scientific Officer, previously spent over 14 years at Genentech leading drug discovery programs in oncology, immunology and novel modalities.

■Sofia Touami, Ph.D., our Chief Business Officer, has over 20 years of experience in business development and company building across biotechnology companies, including Hexagon Bio, Frontier Medicines and NGM Biopharmaceuticals.
Since our inception to June 30, 2026, we have raised approximately $266.6 million from a syndicate of leading life sciences investors. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering.
Our Strategy
We are leveraging our differentiated LYTAC platform to build a pipeline of therapeutics designed to eliminate disease-causing extracellular proteins across autoimmune, inflammatory and allergic diseases. Through execution across our clinical programs and continued platform innovation, our goal is to establish LYTAC degraders as a new therapeutic modality with broad clinical utility.
To achieve this, we plan to:
■Advance our IgE portfolio (LCA-0061 and LCA-0062) to establish a differentiated approach in food allergy. We are progressing LCA-0061 in a first-in-human Phase 1 trial to generate initial clinical proof of concept for cataLYTAC-mediated IgE degradation in food allergy, while advancing LCA-0062 as a fast-follower candidate. We intend to use clinical data to inform candidate selection, dosing strategy and advancement into later-stage clinical trials.
■Advance LCA-0321 to establish a targeted, disease-modifying approach in Graves’ disease. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease. The objectives of the Phase 1 trial include demonstration of selective degradation of pathogenic TRAbs to establish proof of concept for a precision immune-sparing approach to treating Graves’ disease. We intend to use the clinical data to inform further clinical development and regulatory strategy.
■Expand our IgE portfolio into other allergic disease indications. We believe our IgE-directed programs may have broad applicability across conditions caused by shared underlying disease biology, including a range of IgE-mediated allergic diseases. We intend to select additional indications based on data generated from our Phase 1 clinical trials of LCA-0061 and/or LCA-0062. We will prioritize indications supported by validated disease biology where LYTAC-mediated degradation may offer differentiated efficacy and selectivity versus existing therapies in underserved patient populations.
■Advance and expand our pipeline by applying our modular LYTAC platform to new targets. We believe we have significant opportunities across autoimmune, inflammatory and allergic diseases to develop therapies targeting well-validated extracellular disease drivers where selective protein degradation may deliver therapeutic benefits exceeding current and emerging treatments. We aim to efficiently advance these therapeutic candidates through a streamlined clinical development strategy designed to generate early proof of concept, including pharmacodynamic and biomarker data, to assess target modulation and inform progression into later-stage clinical development.
■Continue to advance and enhance the LYTAC platform. We are investing in the development of next-generation LYTAC technologies, including cataLYTAC degraders, to improve pharmacological properties by optimizing parameters such as internalizing receptor binding, recycling efficiency and format size. These efforts are intended to enhance the depth, speed, efficiency and durability of target degradation, while enabling flexibility in tissue targeting and dosing.
■Selectively explore strategic collaborations to maximize the value of our programs. We believe our LYTAC platform has the potential to produce life-changing therapeutics across multiple disease areas beyond our current focus on autoimmune, inflammatory and allergic diseases. We may pursue collaborations where we believe partner capabilities can accelerate development timelines, expand global reach or enhance the commercial potential of our therapeutic candidates.

Targeted Protein Degradation Expands the Reach of Precision Medicine
Traditional drug discovery has primarily focused on identifying a disease-causing protein and then developing a therapy that regulates its activity, particularly through inhibition. However, of the more than 4,000 disease-associated proteins that have been identified to date, only about 400 proteins have been successfully targeted with current therapies. In recent years, scientific advancements have expanded the addressable protein universe by employing a new approach: targeted degradation and elimination of disease-causing proteins, rather than just inhibition. There is significant potential for targeted protein degradation as a therapeutic approach to bridge the gap of what protein inhibition has been unable to accomplish.
Inhibition-based approaches can face several fundamental challenges including:
■Limited target tractability: Many disease‑causing proteins are difficult to address with inhibitors due to lack of accessible binding sites, structural complexity or non‑enzymatic function, including extracellular targets such as pathogenic TRAbs in Graves’ disease.
■Incomplete or transient suppression of disease drivers: Inhibition requires sustained target engagement and may not fully suppress biological activity, particularly for proteins with high expression or resynthesis rates; for example, IgE-blocking therapies (e.g., Xolair) may not fully address patients with high baseline IgE levels.
We believe rapid and deep degradation of disease-causing proteins has the potential to address these challenges and thereby expand the number of addressable therapeutic targets. Existing approaches to targeted protein degradation, including PROTACs and molecular glue degraders, largely operate through the intracellular ubiquitin-proteasome system and are therefore generally limited to degrading proteins that have domains in the cell. As a result, the substantial universe of extracellular and cell surface membrane proteins remains largely undruggable by these existing degradation approaches.
We designed the LYTAC platform to overcome these limitations by harnessing the lysosomal degradation pathway to selectively target extracellular proteins for elimination. By enabling access to disease-causing proteins that are not addressable by intracellular degradation approaches, LYTAC degraders expand the scope of targeted protein degradation. Moreover, we have continued to optimize the properties of our LYTAC degraders to enable elimination of proteins exhibiting high abundance or rapid resynthesis rates, both settings where traditional inhibition approaches may be insufficient. This work has resulted in the cataLYTAC degraders, which are designed for repeated elimination of disease-causing proteins per drug molecule.
Our LYTAC Platform
Overview
Based on the transformational work of Nobel laureate Dr. Carolyn Bertozzi at Stanford University, our LYTAC platform is designed to produce protein-degrading therapeutics that target extracellular proteins and shuttle them from outside the cell into the lysosome, where they are degraded. Lysosomes are naturally responsible for the degradation of some classes of extracellular proteins via endocytosis (a process by which cells internalize extracellular substances). Building on Dr. Bertozzi’s work as the foundation, we have refined and expanded the LYTAC platform to serve as our drug discovery engine.
The extracellular and membrane-bound proteome consists of thousands of proteins with significant variability, including concentrations ranging over 10 orders of magnitude and half-lives ranging from minutes to weeks. As a result, we believe multiple approaches are required to effectively and efficiently target the various disease-causing proteins that exist outside the cell. Accordingly, we designed our platform to be modular and flexible. LYTAC degraders can use small molecule, antibody and other modalities to target the specific proteins implicated in particular diseases. These modalities can be used to create two distinct categories of LYTAC degraders, each designed to address different characteristics of disease-causing proteins.
■Classic LYTAC degraders: These degraders shuttle target proteins to the lysosome, where both the target and the classic LYTAC degrader are broken down. Classic LYTAC degraders are designed for targets that have low concentrations or slow resynthesis rates, or for situations where intermittent depletion is preferred.
■CataLYTAC degraders: By repeatedly cycling into and out of a cell, cataLYTAC degraders enable the degradation of multiple copies of a pathogenic protein for each cataLYTAC degrader, thereby expanding the scope of extracellular degraders. This cycling mechanism increases durability of action and is particularly effective for target proteins that are present in high concentrations or have a fast resynthesis rate.
Additionally, the modularity of our LYTAC platform is designed to support the rapid identification of new drug candidates. Because both classic LYTAC degraders and cataLYTAC degraders share a common two-part design, our library of proprietary internalizing receptor binders can be redeployed across programs and combined with new target binders to generate degraders against additional disease-causing proteins. We believe this approach will enable us to develop and advance new candidates in an efficient manner in multiple diseases with significant unmet needs, while building on the knowledge generated by each successive program.
By selecting the most promising modality and category of LYTAC degraders, we can develop a highly customizable therapeutic designed to selectively target the protein of interest. We believe the flexibility of our LYTAC platform serves as a sustainable research and development engine that provides broad opportunities to expand our pipeline.
Structure of LYTAC Degraders
As shown in Figure 1 below, LYTAC degraders consist of two parts: one that binds to a target protein and another that binds to an internalizing receptor that acts as a lysosome shuttle (e.g., mannose-6-phosphate receptor or asialoglycoprotein receptor). Together, the parts allow the LYTAC degrader to target a specific protein and internalize it through endocytosis to access the lysosomal machinery.
The target binder of the LYTAC degrader is responsible for selectively binding to the target protein. It can be a small molecule, peptide, protein or antibody, and does not need to actively inhibit the target since the LYTAC degrader only requires a handle to recruit the protein to the cell for degradation. This distinction allows LYTAC degraders to access a broader set of disease-causing proteins, including those that may be difficult to modulate through conventional inhibitory approaches, focusing on what will most effectively bind the target and limit off-target interactions.
The second part of the LYTAC degrader is the internalizing receptor binder. Selecting the internalizing receptor is critical to the LYTAC degrader’s design. Internalizing receptors vary in tissue expression and how they traffic to and from the cell surface, and therefore not every internalizing receptor is suitable for every target. Our LYTAC platform can accommodate a wide range of internalizing receptors, allowing us to promote the degradation of diverse protein classes. To date, we have designed LYTAC degraders that bind internalizing receptors for both broad-based and tissue-specific targeting. As part of our LYTAC platform, we have established a library of proprietary small and large molecule binders to multiple internalizing receptors, providing significant flexibility in the design of future classic LYTAC degraders and cataLYTAC degraders in terms of targets and potential indications.
Figure 1: Structure of a LYTAC degrader
Classic LYTAC Degraders
Classic LYTAC degraders shuttle target proteins to the lysosome, where both the target and the classic LYTAC degrader are broken down, as shown in Figure 2 below. To do this, a ternary complex is formed between the classic LYTAC degrader, the target protein and the internalizing receptor. The internalizing receptor induces endocytosis, pulling the entire ternary complex into the endosome. Once inside the cell, the endosome fuses with the lysosome, resulting in the degradation of the target protein and the classic LYTAC degrader. The internalizing receptor will shuttle back to the cell surface.
Figure 2: Schematic of target protein degradation with a classic LYTAC degrader
Because classic LYTAC degraders are designed to degrade the target protein generally in a 1:1 ratio, they are well-suited for targets that have low concentrations, slow resynthesis rates or where intermittent depletion is preferred. For example, classic LYTAC degraders can effectively degrade pathogenic TSHR autoantibodies for the potential treatment of Graves' disease. Because TRAbs in patients with Graves' disease are present at relatively low concentrations (50 to 500 ng/mL, or 5 to 60 parts per million of total serum IgG) and are slowly resynthesized, we believe a classic LYTAC degrader can selectively clear these disease-causing proteins without the need for repeated cycling.

CataLYTAC Degraders
Similar to classic LYTAC degraders, cataLYTAC degraders first form a ternary complex consisting of the cataLYTAC degrader, target protein and internalizing receptor with the internalizing receptor inducing endocytosis to pull the complex into the endosome. However, cataLYTAC degraders are unique in that they are engineered to release the ternary complex within the endosome, thereby allowing both the cataLYTAC degrader and the internalizing receptor to shuttle back to the cell surface while the target protein is degraded within the lysosome, as shown in Figure 3 below. CataLYTAC degraders are built with state-sensitive target binders whereby the change in environment within the endosome promotes dissociation of the target protein from the degrader, enabling selective degradation of the target while preserving the cataLYTAC degrader, which can be recycled to the cell surface.
Since the cataLYTAC degrader is returned to the exterior of the cell, it can bind to another target protein and begin the cycle again. By repeatedly cycling into and out of a cell, cataLYTAC degraders can enable the elimination of up to approximately 50 molar equivalents of a disease-causing protein for each cataLYTAC degrader. CataLYTAC degraders are expected to be particularly effective for target proteins that are present in high concentrations or have a fast resynthesis rate, as they can provide an extended duration of action relative to classic LYTAC degraders.
Figure 3: Schematic of target protein degradation with a cataLYTAC degrader
We designed a portfolio of cataLYTAC degraders (LCA-0061 and LCA-0062) for the treatment of IgE-mediated allergic disease due to the high concentrations of IgE that can occur in these diseases. For example, IgE concentrations in patients with food allergy can reach very high levels, potentially exceeding 5,000 IU/mL (or 12,000 ng/mL), and are continuously produced with rapid turnover. At these levels, traditional approaches using monoclonal antibodies to inhibit IgE cannot be used for patients with the highest IgE concentrations or for patients with high body weight even at lower IgE levels. In these settings, we believe a degradation approach that deeply depletes IgE levels may address an unmet need for patients who are not adequately treated with current therapies.
Our IgE Portfolio: A Differentiated Approach to Eliminating IgE in Allergic Diseases
IgE Portfolio Overview
We are advancing a portfolio of IgE-targeted cataLYTAC degraders to evaluate complementary approaches to achieving deep and durable elimination of IgE, a clinically validated driver of multiple allergic diseases, including food allergy, allergic asthma, allergic rhinitis, chronic spontaneous urticaria and chronic rhinosinusitis with nasal polyps. IgE-mediated food allergy alone affects more than 33 million people in the United States. We believe targeted elimination of IgE, rather than inhibition, has the potential to provide deeper and more sustained control of allergic disease biology. We are initially progressing LCA-0061 into clinical development to establish first-in-human proof of concept for cataLYTAC-mediated degradation of IgE. We are advancing LCA-0062 as a fast-follower with the potential to offer additional flexibility in dosing and duration of response. We intend to use clinical data to inform further advancement in food allergy as well as for other IgE-mediated diseases. Advancing both IgE-directed degraders is designed to maximize our probability of clinical success in food allergy, while establishing a platform for expansion into additional IgE-mediated diseases.
■LCA-0061 is an antibody-small molecule conjugate cataLYTAC degrader designed to target and degrade IgE. Current IgE-blocking approaches (e.g., Xolair) inhibit but do not remove IgE, require weight-based dosing and may have limited utility in patients with very high baseline IgE levels, including key food allergy populations. In contrast, LCA-0061 is designed to eliminate total and free IgE by targeting extracellular IgE for lysosomal degradation. LCA-0061 binds both IgE and an internalizing receptor and is designed to shuttle IgE into the cell for degradation. As a cataLYTAC degrader, LCA-0061 can cycle in and out of the cell repeatedly to bind and eliminate multiple IgE molecules per LYTAC degrader. This unique mechanism can enable the deep and durable depletion of IgE, which we believe could support use in patients with high baseline IgE levels. We are conducting a Phase 1 clinical trial of LCA-0061 in participants with elevated IgE, including food allergy patients, and we expect initial data in                               .
■LCA-0062 is a fast-follower, bispecific antibody cataLYTAC degrader designed to target and degrade IgE. Like LCA-0061, it is capable of degrading multiple copies of IgE per LYTAC degrader and has the potential to offer additional flexibility in dosing and duration of response. We believe these unique properties could translate to differentiated activity in food allergy and/or support expansion into other IgE-mediated diseases. We are currently conducting IND-enabling activities of LCA-0062 and intend to initiate a Phase 1 clinical trial following regulatory clearance in                       .
Food Allergy Background
IgE-mediated food allergy, defined as an adverse immune reaction to food, is a common disorder, estimated to affect approximately 1 in 13 children (7.6%) and 1 in 10 adults (10.8%), equating to more than 33 million people in the United States. 40% of children and 46% of adults are allergic to multiple foods. Food allergies significantly impact health care utilization, driving substantial pharmacy spend and emergency care. Among food allergic adults, 51% have experienced a severe food allergic reaction, 24% carry an epinephrine prescription and 38% report at least one emergency room visit for food allergy-related symptoms. The significant unmet need in this patient population is demonstrated by the rapid adoption of Xolair after its 2024 FDA approval for the treatment of IgE-mediated food allergy. By 2025, over 100,000 food allergy patients in the United States were using Xolair, contributing to U.S. annual sales of over $4 billion. Worldwide product sales for the treatment of food allergies are projected to grow beyond $15 billion in the coming decade.
Food allergies can be broadly categorized as IgE-mediated and non-IgE-mediated. Symptoms of IgE-mediated food allergy typically occur within minutes to hours after allergen exposure and may involve multiple organ systems including the skin, respiratory, gastrointestinal, cardiovascular and neurological systems. Common symptoms include hives (urticaria), skin swelling (angioedema), wheezing, nausea and vomiting, while severe reactions like anaphylaxis involve systemic symptoms such as respiratory compromise and cardiovascular collapse. Beyond the risk of acute anaphylaxis, food allergy imposes a substantial burden on patients and caregivers, requiring constant vigilance, strict dietary avoidance and ongoing anxiety around accidental exposure.
IgE is a key mediator of allergic diseases and plays a central role in the pathophysiology of food allergy. IgE-mediated food allergy represents a significant clinical risk due to the potential for rapid, life-threatening anaphylaxis. IgE-mediated food allergy occurs when there is a breakdown of immune tolerance, causing benign food antigens to be recognized as pathogens. In individuals with food allergy, allergen-specific IgE antibodies are present in circulation and bound to their receptors (e.g., FcεRI on mast cells or basophils). Upon exposure to a trigger food, allergen binding cross-links receptor-bound IgE, leading to rapid degranulation of mast cells and basophils with release of histamine and other pro-inflammatory mediators that drive the allergic response as shown in Figure 4 below. Repeated allergen exposure can further increase allergen-specific IgE concentrations and perpetuate the cycle of hypersensitivity and acute reactions.

allergen
IgE
allergen-specific IgE
FcεR1
(mast cell or basophil)
Degranulation and release of histamine and other pro-inflammatory mediators

Figure 4: Mechanism of IgE-mediated allergic response
Current Food Allergy Treatment Options
Despite the prevalence and severity of food allergies, there remains no cure and few treatments have been approved. Current management strategies are primarily focused on allergen avoidance, desensitization or suppression of allergic responses. However, each approach carries meaningful limitations related to efficacy, tolerability, dosing burden and patient eligibility. As a result, significant unmet need remains, particularly for patients with severe disease, multiple food allergies or high circulating IgE levels.
The current standard of care in food allergy is strict avoidance of the allergen with the use of epinephrine for accidental exposure. This approach has been shown to be insufficient, with 40% of children and 50% of adults with food allergies experiencing a severe reaction due to accidental ingestion.
Oral immunotherapy (OIT) is designed to desensitize patients through repeated exposure to allergens but requires time-consuming office visits and the daily consumption of allergenic foods, which can be associated with dose-related adverse events including anaphylaxis. In addition, immunotherapy may be impractical for patients with multiple food allergies, which comprise approximately 45% of U.S. patients. In January 2020, Palforzia (peanut allergen powder) became the first FDA-approved OIT for patients with peanut allergy. Despite clinically meaningful efficacy, commercialization was limited by low uptake driven by treatment burden (frequent clinic visits, daily dosing, monitoring requirements) and the availability of lower-cost, non-branded OIT alternatives, ultimately leading to discontinuation of sales in July 2026.
More recently, IgE-blocking therapy has emerged as a novel treatment option for food allergy. This approach works by binding and occupying free IgE, preventing it from binding its receptor and thereby reducing the response to the allergen. In February 2024, Xolair became the first medication to be approved by the FDA to help reduce allergic reactions to multiple foods after accidental exposure. Xolair is an allergen-agnostic anti-IgE monoclonal antibody that works by inhibiting IgE and has previously been approved to treat several other allergic diseases, including allergic asthma, chronic spontaneous urticaria and chronic rhinosinusitis with nasal polyps. Despite clinical benefit, IgE-blocking approaches may be constrained by body weight and IgE-

dependent dosing requirements, administration burden and failure to achieve sufficient IgE suppression in certain patients.
Limitations of Current Anti-IgE Approaches
While Xolair has validated IgE inhibition in food allergy, first-generation IgE blockers remain constrained by challenges that may limit treatment accessibility and utility in certain patients.
■Limited patient eligibility: IgE-blocking therapies may fail to achieve sufficient drug coverage in patients with high levels of circulating IgE. Dosing of Xolair for food allergies is based on pretreatment serum levels of total IgE and body weight, and as many as 20% to 30% of food allergy patients are ineligible for therapy due to high levels of IgE relative to body weight. Xolair is not currently approved for food allergy outside of the United States.
■Dose and dosing frequency: While studies have shown that IgE blockers can significantly decrease free IgE levels, they also cause an increase in total IgE levels by binding to and prolonging the half-life of IgE. Drug-mediated IgE accumulation requires higher and/or more frequent dosing, ultimately restricting its use in patients with high circulating IgE levels.
■Administration burden: High circulating IgE levels may also create meaningful administration burden for patients receiving IgE blockers. Approved IgE-blocking therapies for food allergy require individualized dose determination using body weight- and IgE-based dosing tables, and can require doses of up to 600 mg Q2W administered via 2-4 injections per treatment, a substantial burden for patients, particularly in the pediatric population, and caregivers.
■Incomplete protection: Current IgE blockers reduce circulating free IgE and can raise reaction thresholds, but do not fully eliminate total IgE or the underlying pool available to re-engage effector cells, leaving patients at potential risk of experiencing an allergic reaction upon accidental exposure to food allergen(s).
Several next-generation approaches are being explored to address the limitations of first-generation anti-IgE therapies such as Xolair. These include higher-affinity and longer-acting IgE blockers, IgE “decomplexers” designed to dissociate receptor-bound IgE and non-catalytic degraders. While these strategies may offer potential advantages over first-generation IgE-blocking therapies, many remain subject to important open questions related to target accumulation, dosing feasibility, immunogenicity, anaphylaxis risk and the inability to effectively treat patients with high circulating IgE levels.
The limitations of IgE inhibition underscore the need for alternative approaches. We believe that an approach designed to eliminate rather than just block IgE will potentially lead to greater therapeutic benefit, particularly for people with high IgE levels.
Our Solution: CataLYTAC Degraders of IgE
LCA-0061 Program Strategy and Proposed Mechanism of Action
LCA-0061 is designed to bind and catalytically degrade IgE, achieving durable elimination of IgE. Elimination of IgE is expected to remove all effector functions including binding to both high-affinity (FcεR1) and low-affinity (CD23) receptors, as well as potentially reduce the allergen load by degrading allergen-IgE complexes. Given this unique mechanism, LCA-0061 has the potential to provide deeper and more durable reduction of free IgE at lower doses relative to omalizumab and other IgE-blocking approaches. This is especially true in patients with high serum IgE levels, who fall outside the eligible treatment range for currently approved therapies.
We leveraged our LYTAC platform to generate LCA-0061, which comprises a pH-sensitive monoclonal IgE-binding human IgG1 antibody conjugated to a stabilized asialoglycoprotein receptor (ASGPR) ligand. Our LCA-0061 cataLYTAC degrader employs multiple design features, including: (1) stabilized ASGPR ligands to mediate internalization, (2) pH-sensitive binding to facilitate target release in the endosome and (3) FcRn-mediated retrieval of LYTACs from the degradation pathway.

IgE
LCA-0061
LCA-0061 and
ASGPR
recycled
ASGPR
pH dependent
IgE release
endocytosis
LCA-0061
FcRn binding
Lysosome
Fusion
IgE
degradation

Figure 5: Proposed mechanism of action of LCA-0061
As shown in Figure 5 above, LCA-0061 is designed to bind IgE through the IgE-binding human IgG1 antibody, while the linker-ligand promotes systemic clearance mediated by cellular uptake via binding to the liver-specific ASGPR (internalizing receptor). After internalization, ASGPR-mediated trafficking delivers the LCA-0061/IgE complex to the endosome of hepatocytes. The acidified endosomal environment causes LCA-0061 to release IgE, resulting in routing of IgE to the lysosome for degradation. LCA-0061 is then recycled back to the cell surface where it can carry out additional rounds of IgE clearance and degradation. We believe LCA-0061 can address key limitations of existing and investigational IgE-targeting therapies:
■Broad patient eligibility (independent of baseline IgE levels): LCA-0061 is designed to catalytically (one-to-many) degrade total IgE independent of baseline serum concentration, rather than relying on stoichiometric (one-to-one) neutralization of free IgE. We believe this degradation-based mechanism has the potential to avoid the dosing constraints associated with weight- and IgE level-based dosing frameworks, enabling consistent IgE clearance across a broader patient population, including those with very high circulating IgE levels who are often underserved by current anti-IgE therapies.
■Reduced administration burden and improved dosing frequency (flat-dose potential): Through its cataLYTAC mechanism, LCA-0061 enables one-to-many degradation of IgE. This degradation activity contrasts with conventional anti-IgE approaches that require large molar excess of drug to neutralize IgE, and may translate into lower total dose requirements, simplified (potentially flat) dosing and less frequent treatment administration.
■More consistent activity across heterogeneous patients: By directly degrading total IgE, LCA-0061 may mitigate the variability in clinical response observed with current anti-IgE therapies, particularly in patients with high IgE levels, where incomplete suppression can limit therapeutic benefit.
■Complete degradation of IgE to reduce residual anaphylaxis risk: LCA-0061 is designed to eliminate IgE and thereby remove its ability to engage both high-affinity (FcεR1) and low-affinity (CD23) receptors, as well as reduce allergen bound to IgE. By depleting the total IgE pool, including receptor-accessible and allergen-bound IgE, we believe this approach may better suppress mast cell and basophil activation, with the potential to reduce the residual risk of breakthrough allergic reactions that persists with partial IgE blockade.
■Direct, quantitative assessment of pharmacodynamic effect (total IgE as a biomarker): As a cataLYTAC degrader, LCA-0061 is designed to enable clear, direct measurement of therapeutic activity through more durable reductions in circulating total IgE levels. This contrasts with conventional anti-IgE approaches, which primarily neutralize free IgE while increasing total IgE, making pharmacodynamic effects more difficult to quantify and often requiring functional endpoints such as oral food challenges to assess treatment response. The ability to track total IgE as a robust and readily measurable biomarker may simplify assessment of target engagement and patient response, and may inform dose optimization in clinical development and patient management in clinical practice.
Preclinical Proof-of-Concept of IgE Elimination with LCA-0061
In vivo studies with LCA-0061 demonstrated deep and durable depletion of high levels of circulating human IgE in mice from serum and from transient delivery to the liver, consistent with ASGPR-mediated degradation. In non-human primates (NHPs), administration of LCA-0061 head-to-head versus omalizumab resulted in greater than 97% clearance of circulating endogenous IgE for two weeks and outperformed omalizumab in minimization of total and free IgE, duration of action and functional effect.
We investigated the ability of LCA-0061 to eliminate free and total IgE in two model species, mice and NHPs. To generate a mouse model with constant production of very high levels of human IgE, cells that constitutively produce human IgE were implanted into the flank of immunocompromised mice. In this aggressive mouse model of human IgE production, IgE titers ranged from approximately 6,000 to 12,000 ng/mL (2,500 – 5,000 IU/mL), well above the average reported levels in food allergy patients. Mice were administered one subcutaneous (SC) dose of LCA-0061 or omalizumab and followed for 15 days. The activity of LCA-0061 was dose-dependent for depth and rapidity of IgE depletion, as well as duration of action. As shown in Figure 6 below, in this head-to-head study, 1.0 mg/kg of LCA-0061 depleted very high levels of free IgE from circulation with greater depth and duration than 10.0 mg/kg of omalizumab.
Figure 6: Reduction of free IgE following a single dose of LCA-0061 or omalizumab in a mouse model of constant human IgE (hIgE) production
To evaluate the effect of LCA-0061 in NHPs in a head-to-head preclinical study, animals were dosed subcutaneously with either 0.05, 0.5 or 5.0 mg/kg of LCA-0061 or 5.0 mg/kg of omalizumab on Day 1. As shown in Figure 7 below, activity of LCA-0061 was dose-dependent, with rapid elimination of free and total IgE to the limit of detection. The 5.0 mg/kg dose of LCA-0061 reduced both total and free IgE to the limit of detection within 4 hours of administration, maintained that level of depletion for 14 days and continued to suppress IgE below the vehicle-treated group for at least 21 days. These head-to-head preclinical results demonstrate that doses of LCA-0061 as low as 0.05 mg/kg are active in NHPs, with sustained duration of action. LCA-0061 demonstrated a deeper and more durable suppression of both free and total IgE levels compared to omalizumab dosed at 5 mg/kg. Levels of total IgE remained elevated compared to the vehicle control in animals dosed with omalizumab, as expected for an IgE blocker.
Figure 7: Reduction of total and free IgE with LCA-0061 compared to omalizumab in NHPs
As shown in Figure 8 below, the 5.0 mg/kg dose of LCA-0061 also reduced FcεR1 expression on circulating basophils by approximately 50% and maintained that effect through at least Day 14, demonstrating greater suppression of FcεR1 expression on basophils relative to omalizumab.
Figure 8: Reduction of basophil FcεR1 expression with LCA-0061 compared to omalizumab in NHPs
To evaluate whether LCA-0061 can provide improved therapeutic effect compared to IgE blockers, we utilized an allergic disease model comprising transgenic mice expressing human FcεR1/IgE and exogenous administration of β-lactoglobulin-specific human IgE, which sensitizes the mice and renders them allergic responsive to β-lactoglobulin challenge. Mice were pretreated in this head-to-head preclinical study with 20 µg of LCA-0061, omalizumab, ligelizumab (an experimental high-affinity IgE blocker) or ozureprubart (an experimental high-affinity half-life extended IgE blocker) followed by three 20 µg doses of β-lactoglobulin-specific human IgE. Mice were then challenged with 60 µg of β-lactoglobulin. As shown in Figure 9 below, treatment with LCA-0061 resulted in decreased surface IgE on serum basophils and peritoneal mast cells compared to vehicle and comparator test articles, providing evidence that cataLYTAC-mediated degradation of IgE can achieve superior desensitization of key allergic effector cells compared to potent IgE blockers.
Figure 9: Reduction of serum basophil and peritoneal mast cell surface IgE levels following administration of LCA-0061, omalizumab, ligelizumab or ozureprubart prior to allergen challenge in a passive sensitization mouse model
After challenge with β-lactoglobulin, we measured two functional markers of allergic response: monocyte chemoattractant protein-1 (MCP-1), a protease released by mast cells upon activation/degranulation, and serum basophil frequency, which decreases following the recruitment of basophils from circulation to tissues upon an allergic response. As shown in Figure 10 below, MCP-1 was markedly reduced in LCA-0061-treated mice compared to other test articles. In addition, LCA-0061-treated mice maintained higher levels of serum basophils compared to IgE blockers.

Figure 10: Change in MCP-1 levels and basophil frequency following allergen challenge in a passive sensitization mouse model
In summary, these preclinical data demonstrated that LCA-0061 can more effectively deplete free IgE and suppress FcεR1-dependent allergic responses than omalizumab, ligelizumab and ozureprubart.

LCA-0061 Phase 1 Clinical Trial Design and Status
We are currently conducting a randomized, double-blind, placebo-controlled first-in-human Phase 1 clinical trial of LCA-0061. As shown in Figure 11 below, the two-part clinical trial will investigate the safety, tolerability and pharmacokinetics (PK) of single doses of LCA-0061 in atopic healthy participants with elevated serum IgE (Part A) and multiple doses of LCA-0061 in patients with food allergy (Part B).

Figure 11: Schematic of Phase 1 clinical trial design for LCA-0061
In the Part A single ascending dose (SAD) portion of the trial, we intend to enroll eight atopic healthy adults per cohort for up to five cohorts. In the Part B multiple ascending dose (MAD) portion of the trial, we intend to enroll eight adults with food allergy per cohort for up to four cohorts. Participants will be randomized 3:1 in each cohort to receive either LCA-0061 or placebo.
Participants in Part A must be considered healthy with a history of atopy and a serum total IgE level of 300 IU/mL or greater at the screening visit. These participants will receive a single SC dose of LCA-0061 or placebo. Participants in Part B must have a documented history of allergy to peanut and a serum total IgE level of 300 IU/mL or greater at the screening visit. These participants will receive multiple SC doses of either LCA-0061 or placebo.
The primary endpoint of the trial is the safety and tolerability of LCA-0061. Secondary and exploratory endpoints include PK parameters, serum levels of free and total IgE, and additional biomarkers of activity such as allergen-specific IgE levels, and food allergen-specific skin prick test.
The Phase 1 clinical trial is currently enrolling participants. Results from the trial are expected in                                 .
LCA-0062, Our Fast-Follower IgE cataLYTAC Degrader
Leveraging the LYTAC platform, we have developed two distinct therapeutic candidates, LCA-0061 and LCA-0062, to address the significant opportunity in IgE-mediated allergies. We believe that advancing multiple

LYTAC-derived therapeutic candidates enables us to develop compounds with potentially differentiated properties, with the potential to maximize the value of our IgE franchise.
LCA-0062 is a bispecific antibody cataLYTAC degrader designed to simultaneously bind IgE and ASGPR to promote trafficking of IgE to the lysosome for degradation. Like LCA-0061, it is designed to degrade multiple copies of IgE per LYTAC degrader. We believe the fully biologic architecture of LCA-0062, coupled with its differentiated receptor-binding properties, may enable extended duration of IgE suppression. As a fully biologic molecule, LCA-0062 may also provide a more streamlined manufacturing process relative to an antibody-small molecule conjugate, as shown in Figure 12.
Figure 12: Schematic representation of LCA-0061 (antibody-small molecule conjugate) and LCA-0062 (bispecific antibody)
Preclinical Proof-of-Concept of IgE Elimination with LCA-0062
To evaluate the effects of LCA-0062 in vivo, we screened NHPs and assigned them to groups with similar baseline IgE concentrations, and dosed animals with a single SC dose of either 0.5 or 5.0 mg/kg of LCA-0062 or 5 mg/kg of omalizumab. As shown in Figure 13 below, in this study, both dose levels of LCA-0062 significantly suppressed free and total IgE for greater than 28 days, demonstrating a significantly longer reduction of free IgE levels than omalizumab, even when dosed at a ten-fold lower dose. In this study, we also measured the effect of LCA-0062 on basophil FcεR1 expression and observed sustained suppression through 42 days.
Figure 13: Reduction of total and free IgE with LCA-0062 compared to omalizumab in NHPs
We are currently conducting IND-enabling activities of LCA-0062 and intend to initiate a Phase 1 clinical trial following regulatory clearance in                   .

Next Steps and Future Opportunities for LCA-0061 and LCA-0062
We believe that early clinical data will provide important information on the ability of our therapeutic candidates to durably deplete IgE, including in patients with elevated IgE levels. Based on current timelines, the Phase 1 clinical trial results from LCA-0061 will represent the first clinical cataLYTAC degrader data, and we believe these results will provide critical information on the translatability of preclinical data as well as provide initial safety data and clinical activity in humans. We also intend to advance LCA-0062 into Phase 1 clinical trials, which would allow us to assess the clinical activity and safety of both therapeutic candidates to help inform the best path forward for both programs. We believe developing a portfolio of IgE-targeted degraders can provide multiple avenues to optimize clinical and commercial potential across IgE-mediated diseases.
Since IgE is a well-validated disease driver across many allergic diseases, we believe IgE elimination represents a central therapeutic strategy with the potential to impact a broad portfolio of indications. While our initial clinical trial is focused on food allergy, we may explore options to expand our clinical program to include other indications where IgE has been validated as a driver of disease, as well as conditions with exceptionally high levels of IgE that may not be amenable to treatment with IgE blocking agents. LCA-0061 and LCA-0062 could potentially be developed for different IgE-mediated indications, depending on the efficacy and safety profiles.
LCA-0321: A Differentiated Approach to Selectively Eliminate TRAbs in Graves’ Disease
Overview
LCA-0321 is a protein-small molecule conjugate classic LYTAC degrader that selectively degrades TSHR autoantibodies, also known as TRAbs, the validated pathogenic driver of Graves’ disease. Graves’ disease is an autoimmune disease characterized by hyperthyroidism, leading to several downstream manifestations including irregular heartbeat, tremors, muscle weakness, enlarged thyroid gland and ocular complications. Selective depletion of TRAbs may restore normal thyroid function and alleviate these symptoms, representing a novel approach in the treatment paradigm. Graves' disease is estimated to affect approximately 3 million adult patients in the United States, representing a large unmet need— according to Evaluate Pharma, worldwide product sales for the treatment of Graves’ disease and its extrathyroidal manifestations are expected to grow to approximately $7 billion by 2032. TRAbs bind to and activate TSHR on the thyroid gland, resulting in an overactive thyroid (hyperthyroidism). Current treatment options for Graves’ disease primarily focus on managing symptoms rather than addressing the underlying autoimmune pathology. Emerging approaches (e.g., FcRn inhibitors) aim to reduce overall IgG levels, which include non‑selective depletion of both pathogenic and non‑pathogenic antibodies. In contrast, LCA-0321 is designed to directly eliminate the pathogenic autoantibodies that drive Graves’ disease, enabling a targeted, immune-sparing approach that has the potential to restore normal thyroid function without broad immunosuppression or tissue destruction. Preclinical data in mice demonstrated that a single dose of LCA-0321 resulted in the rapid and deep depletion of exogenously administered monoclonal TRAbs identified from patients with Graves’ disease, and normalized thyroxine (T4) levels in a mouse model of Graves’ disease. We are conducting a Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease, and we expect initial data in                    .
Graves’ Disease Background
Graves’ disease is an autoimmune disorder in which the immune system mistakenly attacks the thyroid, causing the thyroid to become enlarged and overactive. It is the most common cause of hyperthyroidism globally and is estimated to affect 2% of women and 0.2% of men, which is approximately 3 million adults in the United States. The increased activity of the thyroid is caused by the presence of TRAbs. These autoantibodies activate the TSHR and induce thyroid cells to secrete excess thyroid hormones such as triiodothyronine (T3) and thyroxine (T4). Higher levels of TRAbs are associated with more severe disease.
Because thyroid hormone affects many systems in the body, Graves’ disease can cause a wide range of symptoms affecting the heart, bones, muscles and metabolism, which can have a significant impact on quality of life. People living with Graves’ disease experience multiple symptoms resulting from hyperthyroidism or from the underlying autoimmunity, including, but not limited to, weight loss, heat intolerance, tremor and palpitations. Up to 50% of patients with Graves’ disease develop thyroid eye disease (TED), which affects the muscles and tissues around the eyes. Severe cases of Graves’ disease, known as “thyroid storm,” are characterized by extremely elevated thyroid hormone levels, blood pressure instability and a high rate of mortality. Given the pathogenic nature of TRAbs, it was hypothesized that reduction of autoantibody levels would reduce symptoms and improve patient outcomes. The autoantibodies in Graves’ disease have been identified as IgG antibodies.
One approach to the treatment of Graves’ disease currently in development is to reduce circulating total IgG through the inhibition of FcRn in order to minimize pathogenic IgG autoantibody levels. This approach has demonstrated therapeutic efficacy in other autoimmune diseases like myasthenia gravis. In a Phase 2 clinical trial conducted by Immunovant, batoclimab, an FcRn inhibitor, reduced total IgG levels by approximately 65% after 24 weeks of treatment, while TRAb levels decreased approximately 60% to 80%. Deeper IgG and TRAb reduction was associated with a better clinical response, defined as normalization of T3 and T4 hormone levels without increasing ATD dose.
Collectively, these results demonstrate that lowering TRAbs through the overall reduction of IgG antibodies can lead to reduction in thyroid hormones and ultimately to a clinical response. We believe this serves as validation for our approach to selectively deplete the TRAbs that drive Graves’ disease, while leaving normal IgG antibodies intact, thereby potentially improving the overall efficacy and safety profile of the treatment.
Current Treatment Options
Graves’ disease is typically managed with antithyroid drugs (ATDs), radioiodine ablation (RAI) or thyroidectomy (surgical removal of the thyroid). ATDs, including methimazole, carbimazole and propylthiouracil, represent the only approved pharmacologic therapy and are widely used to reduce thyroid hormone production through inhibition of T3 and T4 synthesis. While these agents can alleviate symptoms, they do not address the underlying autoimmune pathology driving the disease. As a result, clinical outcomes are often suboptimal, with remission achieved in only approximately 45% of patients and relapse rates as high as 52% reported in meta-analyses, highlighting the need for improved treatment options.
In addition to limited durability, ATDs are associated with safety and tolerability concerns. These include hematologic effects such as agranulocytosis, which can increase the risk of infection, as well as teratogenic risk, which is particularly relevant given the higher prevalence of Graves’ disease in women of childbearing age. In rare cases, ATDs may also cause severe hepatotoxicity; propylthiouracil carries a boxed warning for liver failure. Collectively, these limitations can restrict long-term use and complicate disease management.
For patients who fail or are intolerant of ATDs, treatment often involves radioiodine ablation or surgical thyroidectomy. These approaches are invasive and result in permanent destruction or removal of thyroid tissue, frequently leading to hypothyroidism and the need for lifelong thyroid hormone replacement therapy. While effective in controlling hyperthyroidism, these interventions do not address the underlying autoimmune disease and may carry additional risks. Emerging data have also suggested a potential association between RAI and increased risk of certain cancers, which has contributed to a shift away from ablative approaches in some patient populations.
Emerging Therapeutic Approaches for Graves’ Disease
Several next-generation therapeutic strategies are being explored to more directly address the underlying autoimmune biology of Graves’ disease. These include approaches focused on reducing pathogenic autoantibody levels, blocking receptor activation or promoting targeted clearance of autoantibody complexes.
Total IgG degradation approaches, achieved either directly through IgG-targeting agents or indirectly via FcRn inhibition, aim to reduce circulating levels of immunoglobulins, including pathogenic TRAbs. These strategies are designed to broadly suppress antibody-mediated disease activity by lowering the total IgG pool.
TSHR-blocking monoclonal antibodies and small molecules represent another class of investigational therapies. These agents bind directly to the TSH receptor, preventing activation by TRAbs and reducing downstream thyroid stimulation. Both biologic and small molecule modalities are being explored, with the latter offering the potential for oral administration.
A third approach involves TRAb-targeting therapies utilizing FcγRIIb-mediated mechanisms to promote clearance of immune complexes. These strategies are designed to enhance removal of pathogenic TRAbs through immune-mediated pathways.

Limitations of Emerging Therapeutic Approaches
While these next-generation approaches represent important advancements, each may be associated with mechanistic and clinical limitations that may constrain their therapeutic potential.
■Requirement for deep and sustained IgG suppression with delayed kinetics and immunosuppression risk (IgG-targeting approaches): Approaches that reduce total IgG, either directly or via FcRn inhibition, require substantial and prolonged suppression to achieve meaningful TRAb depletion, often with a delayed time to maximal effect. Because these strategies are non-selective, they may be immunosuppressive, reducing protective antibodies and thereby increasing the risk of infection and potentially reducing vaccine effectiveness.
■Disruption of normal thyroid physiology and complex clinical management (TSHR-blocking approaches): TSHR-blocking therapies inhibit both pathogenic TRAb signaling and physiological TSH signaling, creating a risk of inducing hypothyroidism and necessitating hormone replacement therapy. This non-selective mechanism, combined with pharmacokinetic variability (e.g., peak-to-trough fluctuations) and individualized dosing and monitoring needs, can make maintaining a euthyroid (normal thyroid hormone) state challenging and complicate clinical management across patients.
■Pharmacologic specificity and off-target limitations (TSHR-blocking small molecules): Small molecule approaches targeting TSHR face challenges in achieving receptor specificity due to the complexity of GPCR biology, increasing the risk of off-target effects and making stable thyroid control more difficult, particularly in the context of variable exposure.
■Immune complex-related activity and safety considerations (TSHR + FcγRIIb approaches): Other approaches to clear TRAbs are dependent on immune complex identity and size, potentially leading to concentration-dependent activity that may be less effective in patients with high autoantibody burden. In addition, properties of circulating immune complexes may introduce safety risks, including potential immune activation, platelet-related effects and increased exposure to antigen-presenting pathways given the presence of Fcγ receptors on multiple cell types.
Our Solution: Targeted, Immune-Sparing Approach to Depleting TRAbs
LCA-0321 Program Strategy and Proposed Mechanism of Action
LCA-0321 is designed to selectively and rapidly degrade disease-driving TRAbs, directly targeting the root cause of Graves’ disease. Based on the immunopathogenesis of Graves’ disease, selective depletion of TRAbs may restore normal thyroid hormone levels and represents a novel therapeutic approach for the treatment of Graves’ disease. Treatment with LCA-0321 may provide a more targeted, effective and non-immunosuppressive approach for patients relative to current therapies and investigational agents.
LCA-0321 is a classic, protein-based LYTAC degrader consisting of a TRAb binder based on the extracellular domain of the TSHR, conjugated to stabilized ASGPR ligands. This structure is designed to enable LCA-0321 to form a ternary complex with circulating TRAbs and membrane-bound ASGPR, resulting in the endocytosis and eventual degradation of both the TRAbs and LCA-0321, as shown in Figure 14 below. Due to the relatively low fractional synthesis rate of IgG antibodies, pulsatile depletion of TRAbs with LCA-0321 is expected to maintain suppression for up to 2-3 weeks.
Figure 14: LCA-0321’s proposed mechanism of action for selectively degrading TRAbs
LCA-0321’s mechanism of action offers multiple potential advantages compared to alternative modalities proposed for the treatment of Graves’ disease. First, the use of a specific TRAb binder enables selective elimination of disease-causing TRAbs, which are well-validated as the driver of Graves’ disease, while leaving the remainder of the immune repertoire intact. This is in contrast to indiscriminate removal of all B-cells or broad reduction of IgG. In addition, the depth of depletion achieved by the LYTAC degradation mechanism offers better potential for pharmacologic effect compared to FcRn inhibitors, which only partially remove IgG, and may lead to improved patient outcomes, as measured by serum T3 and T4 biomarkers. We believe the selective depletion of TRAbs may enable improved dosing (volume, dose required) relative to broader IgG-depleting approaches. This precision approach could also lead to a lower risk of infection relative to broader, immunosuppressive approaches (e.g., rituximab, FcRn inhibition) by leaving the IgG population intact. Lastly, as LCA-0321 does not bind to thyroid-stimulating hormone (TSH), normal thyroid signaling is expected to be preserved during treatment.
Preclinical Data for TRAb Elimination with LCA-0321
We validated LCA-0321’s intended mechanism of action in vitro by demonstrating cellular uptake and degradation of TRAbs in a human liver cell line. TRAbs in Graves’ patients are polyclonal, comprising numerous distinct antibodies within a single patient and varying significantly across patients. The ability of LCA-0321 to bind heterogeneous, patient-variable mixtures of TRAbs from Graves’ disease patients was demonstrated using LCA-0321 immobilized on magnetic beads. Serum samples were obtained from 15 patients with Graves’ disease and were incubated with the LCA-0321-coated beads. Pre-depletion TRAb titers ranged from 1.27 to 61.7 IU/L. As shown in Figure 15 below, following incubation, all patient samples were negative for TRAbs (<1 IU/L), confirming that LCA-0321 can bind the heterogeneous mixture of clinically relevant TRAbs that can vary for each Graves’ disease patient.

Figure 15: Depletion of TRAbs from 15 Graves’ disease patient samples with LCA-0321.
LCA-0321 has demonstrated the ability to clear circulating patient-derived TRAbs that had been exogenously administered to mice. In the first experiment, a patient-derived agonistic TRAb, K1-18, was administered intravenously (IV) at 0.1 mg/kg to Tg32 mice, which express human FcRn, followed by LCA-0321 administered subcutaneously (SC) at 3 or 10 mg/kg. A significant decrease in K1-18 was observed by 4 hours post LCA-0321 dosing, and levels were suppressed for the duration of the study, where the 10 mg/kg dose resulted in a 93% decrease of K1-18 at 72 hours relative to starting concentrations, as shown in Figure 16 below. These findings demonstrate that LCA-0321 treatment can drive rapid and substantial depletion of patient-derived TRAb in vivo.
Figure 16: Serum clearance of Graves’ disease patient-derived TRAb K1-18 in Tg32 mice following single SC administration of LCA-0321
We further explored the relationship between LCA-0321 dose and TRAb clearance in similar studies in wild-type C57BL/6 mice in which three different patient-derived agonistic TRAbs (K1-18, M22 and IRI-SAb2) were administered intravenously, followed 16 hours later by a single SC dose of LCA-0321 at 1 mg/kg, 3 mg/kg, 10 mg/kg or 30 mg/kg. As shown in Figure 17 below, in these experiments where there were high starting titers of TRAbs, we observed a rapid, dose-dependent clearance of TRAbs, with reductions of greater than 90% or below the limit of detection by four hours at the 10 mg/kg and 30 mg/kg doses of LCA-0321.
Figure 17: Clearance of exogenously-administered TRAbs with a single SC dose of LCA-0321 or efgartigimod in mice
In the experiment with IRI-SAb2 (a highly potent human/mouse cross reactive TRAb with thyroid-stimulating activity), we included a comparison to efgartigimod, a FcRn inhibitor. Efgartigimod is an FDA-approved treatment for certain autoimmune disorders and works by broadly reducing levels of IgG antibodies. The depth of depletion with LCA-0321 was greater at 3 mg/kg, 10 mg/kg, or 30 mg/kg doses than that seen with a 25 mg/kg dose of efgartigimod. Of note, the starting concentration of TRAbs (approximately 1,500 ng/mL) in this mouse model was notably higher than in a typical patient.
To characterize the effects of LCA-0321 on disease manifestations in vivo, we developed a mouse model of Graves’ disease. Mice were administered intraperitoneal (IP) doses of IRI-SAb2-biotin 3 times per week over

21 days to induce elevated serum T4 levels. A single dose of LCA-0321 was administered subcutaneously at 10 mg/kg or 30 mg/kg on day 22 and T4 levels were evaluated two weeks later. As shown in Figure 18 below, statistically significant decreases in serum T4 levels were observed at both dose levels. These results demonstrate that LCA-0321 can restore normal T4 levels in a mouse model of Graves’ disease.
Figure 18: Evaluation of T4 normalization in a mouse model of Graves’ disease following SC administration of LCA-0321
These studies further our belief that LCA-0321 can rapidly, deeply and durably deplete TRAbs to below a disease-causing threshold and restore normal thyroid function even with high baseline TRAb concentrations, supporting the further development of LCA-0321 as a potential treatment for Graves’ disease.
LCA-0321 Phase 1 Clinical Trial Design and Status
We are currently conducting a randomized, double-blind, placebo-controlled first-in-human Phase 1 clinical trial of LCA-0321. As shown in Figure 19 below, the two-part clinical trial will investigate the safety, tolerability and

PK of single (Part A) and multiple doses of LCA-0321 (Part B) in adult patients with serologically confirmed Graves’ disease.

Part A: Single Ascending Dose

Confirmed GD; elevated TSI; stable dose of ATD or no ATD

Up to 6 cohorts (n=8 per cohort, 3:1 placebo)

- **LCA-0321 (SC)**
- **Placebo**

Endpoints

- Safety, tolerability
- PK
- TRAb, TSI
- T3, T4
- TSH

Part B: Multiple Ascending Dose

Active GD with elevated T3, T4

4W treatment period + 4-6W follow-up

Up to 4 cohorts (n=8 per cohort, 3:1 placebo)

- **LCA-0321 (SC) QW**
- **Placebo**

Additional Endpoints

- Relationship between dose levels, TRAb reduction and T3, T4 levels

Figure 19: Schematic of Phase 1 clinical trial of LCA-0321
We intend to enroll patients with Graves’ disease for each cohort who will be randomized 3:1 to receive either LCA-0321 or placebo. The Part A SAD portion of the trial will consist of up to six cohorts of eight participants, and the Part B MAD portion of the trial will include up to four cohorts in patients with active Graves’ disease. Participants in Part A will receive a single SC injection of either LCA-0321 or placebo. Participants in Part B will receive multiple SC doses of LCA-0321 or placebo.
The primary endpoint of the trial is the safety and tolerability of LCA-0321. Secondary and exploratory endpoints include PK parameters, serum concentrations of LCA-0321 and the evaluation of clinically relevant biomarkers and hormone levels such as TRAb and thyroid stimulating index (TSI), total T3, free T3 and free T4.
We expect initial data from the Phase 1 clinical trial of LCA-0321 in patients with Graves’ disease in              . If the data are supportive, we plan to subsequently initiate a Phase 2b clinical trial to evaluate the efficacy of chronic dosing of LCA-0321 in patients with Graves’ disease.
Our Other Preclinical Programs
We believe we have significant opportunities within the immunology and inflammation space to develop transformative therapies for multiple indications with high unmet need. The flexibility and modular design of our platform enable us to generate high-quality candidates for multiple disease areas in an efficient manner. We have multiple preclinical programs focused on developing cataLYTACs to address disease areas with unmet need, where targets meet the following key criteria:
■Strong biology rationale: the target is clinically validated as a driver of disease, with evidence supporting a causal role in pathophysiology.

■CataLYTAC degradation rationale: clear hypothesis that cataLYTACs can provide differentiation relative to standard blocking approaches (through improved pharmacology, dosing improvement or superior safety profiles) that can be supported by preclinical head-to-head studies versus comparators.
■Speed to clinical proof of concept: ability to measure critical PD markers in Phase 1 clinical trial to benchmark to comparator.
■Level of unmet need and market opportunity: indications that are currently underserved with inadequate or no treatment options for patients and present a significant potential commercial opportunity.
We believe that, by focusing on these key criteria, we can expand our pipeline with high potential candidates that have an established path through clinical development and regulatory pathways to address unmet needs in immune-mediated diseases.
Collaboration and License Agreements
License Agreement with RSR
On July 1, 2025, we entered into a license agreement (the RSR License Agreement) with RSR. Under the RSR License Agreement, we obtained from RSR a worldwide, non-exclusive license under certain patents and patent applications relating to thermostable TSHR technology (the Licensed Patents) for use in our preclinical research and development program that seeks to develop a LYTAC degrader that binds and rapidly eliminates disease-causing TSHR autoantibodies. The RSR License Agreement permits us to research, develop, make, have made, use, offer for sale, sell and import products that contain or comprise compounds described or claimed in the Licensed Patents, solely in the prevention, mitigation or treatment of human disease caused by autoantibodies to the TSHR through administration of a complex comprised of a stabilized TSHR and a ligand that binds to a cell-surface lysosome-shuttling receptor (Licensed Products), excluding in vitro diagnostic uses. We may grant sublicenses (subject to certain obligations to RSR) only in connection with the grant of a license to a third party to a Licensed Product that has been developed by us or in collaboration with us and another party.
In consideration for the rights granted to us by RSR under the RSR License Agreement, we paid a non-refundable upfront fee of $0.3 million. We are also obligated to pay tiered annual license maintenance fees ranging from the $50,000 to $0.3 million, with a pro rata payment due if termination occurs other than on an anniversary of the RSR License Agreement. We are also obligated to make aggregate milestone payments of up to $12.0 million upon the earlier of (i) the achievement of specified clinical and regulatory milestones or (ii) the occurrence of specified dates for each milestone payment set forth in the RSR License Agreement. These milestone payments are payable regardless of whether a Licensed Patent is in force in the country where the milestone event occurs. If we out-license a Licensed Product to a third party that will develop and commercialize such Licensed Product, we must pay RSR a mid-single-digit percentage fee of consideration we or our affiliates receive for the sublicense or, if the consideration relates to an event that is also a milestone under the agreement, the higher of (a) the mid-single-digit percentage fee and (b) the corresponding milestone amount.
Unless earlier terminated, the RSR License Agreement remains in effect until the expiration of the last-to-expire licensed patent, which we anticipate will occur in 2035 barring any post-issuance patent term extensions. We may terminate the RSR License Agreement for any reason upon a specified prior written notice period. RSR may terminate the RSR License Agreement in the event we breach any material provision of the RSR License Agreement, subject to a notice and cure period.
Intellectual Property
Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions and improvements that are commercially important to the development of our business by seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through inclusion in expedited development and review pathways, data exclusivity, market exclusivity and patent term extensions where available.
Our commercial success will depend in part on obtaining and maintaining patent protection on our current and future therapeutic candidates and their related methods of use, as well as successfully defending any such patents against third-party challenges and avoiding infringement of the proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our therapeutic candidates will depend, in part, on the extent to which we have rights under valid and enforceable patents that cover these activities. For this and more comprehensive risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”
The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (USPTO) in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers a drug approved by the U.S. Food and Drug Administration (FDA) may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and certain foreign jurisdictions. In the future, if and when our products receive regulatory approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”
In most instances, we have submitted and expect to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications and/or PCT applications must be filed not later than 12 months after the provisional application filing date. We intend to timely file non-provisional patent applications and/or PCT applications relating to our provisional patent applications.
Our policy is to seek patent protection for the technologies, inventions and improvements that we develop and that we consider important to the advancement of our business. As of June 30, 2026, our patent portfolio contained owned and in-licensed cases and contains multiple pending U.S., Patent Cooperation Treaty (PCT) and foreign national applications, including applications pending in the United States and various international jurisdictions, including but not limited to Australia, Brazil, Canada, China, the European Patent Office, Hong Kong, India, Israel, Japan, Republic of Korea, Mexico, New Zealand, Singapore and Taiwan. These patent applications, if issued, are projected to expire between 2035 and 2047 unless extended or otherwise adjusted.
For our LYTAC platform, as of June 30, 2026, we own or exclusively license 16 patent families that cover the composition of matter, component parts thereof, as well as LYTACs more generally. These patent families include three granted U.S. patents, one granted foreign patent, three pending U.S. provisional applications, 11 pending U.S. utility applications, one pending PCT patent application and over 70 pending foreign applications. Any patents that may issue in the future related to our LYTAC platform are projected to expire between 2039 and 2047, once granted.
For our LCA-0321 program, as of June 30, 2026, in addition to the LYTAC program patent families discussed above, we own one patent family that covers the composition of matter or components thereof. This patent family includes one pending PCT patent application and one pending foreign application. Any patents that may issue in the future are projected to expire in 2045, once granted. In addition, we have a nonexclusive license to one patent family that covers thermostable TSHR technology.
For our IgE programs, as of June 30, 2026, in addition to the LYTAC program patent families discussed above, we own four patent families that cover the composition of matter for LCA-0061 and LCA-0062 or components thereof. These patent families include two pending U.S. provisional applications, two pending PCT patent applications and one pending foreign application. Any patents that may issue in the future are projected to expire between 2045 and 2047, once granted.
All projected expiration dates provided herein are based on a 20-year statutory term, without taking into account any possible patent term adjustment or patent term extension and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We expect to file additional patent applications in support of current and future clinical candidates as well as new platform and core technologies.
In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Review and Approval Process
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (FDC Act), the Public Health Service Act (PHS Act) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act that governs the approval of New Drug Applications (NDAs). Biological products are approved for marketing under provisions of the PHS Act, via a Biologics License Application (BLA). However, the application process and requirements for approval of BLAs are very similar to those for NDAs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending BLA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
Biological product development for a new product or certain changes to an approved product in the United States typically involves laboratory and animal studies (referred to as preclinical studies), the submission to the

FDA of an Investigational New Drug Application (IND), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.
Preclinical Studies
Preclinical studies include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls (CMC) and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may impose a partial or full clinical hold. A partial clinical hold is a delay or suspension of fewer than all clinical trials subject to the IND, or certain parts of a clinical trial. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical Trials
Clinical trials involve the administration of the investigational product to subjects including healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practices (GCPs), which are standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results, if known, of the clinical trials and preclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators in certain circumstances.
The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to institutional review boards (IRB) overseeing clinical sites for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for a variety of reasons, including failure to comply with the IRB’s requirements or if there is a finding that patients are exposed to an unacceptable health risk, or may impose other conditions. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, which may be known as a data safety monitoring board. This group receives and reviews data from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct or cessation of the clinical trial at designated checkpoints based on such data.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCPs and the FDA is able to validate the data through an onsite inspection, if deemed necessary.
Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may be combined or overlap. In Phase 1, the initial introduction of the biologic into healthy volunteers or patients, the drug is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the biologic for a particular indication, determine optimal dose and regimen and to identify common adverse effects and safety risks. If a biologic demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the product.
The FDA requires that a sponsor demonstrate that the biologic is safe for its intended use, there is substantial evidence of the biologic’s effectiveness and the biologic’s benefits outweigh its risks. Substantial evidence of effectiveness may be demonstrated by a single adequate and well-controlled trial, typically Phase 3, plus confirmatory evidence or by more than one adequate and well-controlled clinical trial. In the case of a single adequate and well-controlled clinical trial plus confirmatory evidence, the strength of the design, conduct, analysis and results of the single trial will affect the strength of confirmatory evidence needed to establish substantial evidence of effectiveness, with a general expectation for either a highly persuasive trial or a source of strong confirmatory evidence. FDA may exercise flexibility regarding the application of these standards based on clinical considerations such as disease severity, unmet need and disease rarity.
The manufacturer of an investigational product in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.
Concurrent with clinical trials, companies may complete additional preclinical studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with current Good Manufacturing Practice (cGMP) requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.
FDA Review Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing and distribution of the product may begin in the United States. The BLA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology and CMC. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee. Under an approved BLA, the applicant is also subject to an annual program fee. These fees typically increase annually. A BLA for a biologic that has been designated as an orphan drug is not subject to an application fee, unless the BLA includes an indication for other than a rare disease or condition.
The FDA has 60 days from its receipt of a BLA to conduct a preliminary review and determine whether the application will be filed based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. If the FDA determines the application is incomplete because it does not on its face contain required information, the FDA may refuse to file the application and request additional information rather than file a BLA. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA files it. Once the submission is filed, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most applications are classified as Standard Review products that have a goal of being reviewed within ten months of the date the FDA files the BLA; applications classified as Priority Review have a goal of being reviewed within six months of the date the FDA files the BLA. A BLA can be classified for Priority Review when the FDA determines the biologic therapeutic candidate has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority reviews may be extended by the FDA for three or more additional months to consider information the FDA considers to be a major amendment to the BLA.

The FDA may also refer applications for novel biologic products, as well as biologic products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. Additionally, the FDA will generally inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and adequate to assure consistent production of the product within required specifications, and the BLA contains data that provide substantial evidence that the biologic is safe, pure, potent and effective in the claimed indication.
After the FDA evaluates the BLA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the BLA and may require substantial additional testing, or information, in order for the FDA to reconsider the BLA for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.
An approval letter authorizes commercial marketing and distribution of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing, sometimes referred to as Phase 4 testing, and surveillance to monitor the product’s safety or efficacy.
Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing. Changes to some of the conditions established in an approved BLA, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to biological products intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a product available in the United States for such disease or condition will be recovered from sales of the product. Orphan Drug Designation must be requested before submitting a BLA. After the FDA grants Orphan Drug Designation, the identity of the biological product and its potential orphan disease use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular drug to treat a particular disease with FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the United States for that drug in the approved indication. For large molecule drugs, sameness is determined based on the principal molecular structural features of a product. During the seven-year marketing exclusivity period, the FDA may not approve any other applications to market a biological product containing the same principal molecular structural features for the same indication, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or in instances of drug supply issues. A product can be considered clinically superior if it is safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same biological product for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the BLA user fee.
Expedited Development or Review Programs
The FDA is authorized to designate certain products for expedited development and review programs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the pharmaceutical product qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.
Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic product. The FDA must determine if the biologic product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.
Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review. Applications classified as Priority Review have a goal of being reviewed within six months of the date the FDA files the BLA.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval, but may expedite the development or approval process.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information on ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Additional Controls for Biologics
To help reduce the increased risk of the introduction of adventitious agents, the PHS Act emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHS Act also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.
After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the lot manufacturing history and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before allowing the manufacturer to release the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products. As with drugs, after approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing and are subject to periodic inspection after approval.
U.S. Patent Term Restoration, Marketing Exclusivity, and Biosimilars
Depending upon the timing, duration and specifics of FDA approval of our therapeutic candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments). The Hatch-Waxman Amendments provide for a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, up to five years. If the patent selected for extension was issued during the development of or review period, the calculation begins from the date of patent issuance. The review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Such application must be submitted within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.
The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency. Biosimilarity may be shown through analytical studies, an assessment of toxicity and a clinical trial or trials, unless the Secretary of Health and Human Services waives a required element. A biosimilar product may be deemed interchangeable with a previously approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Under most state laws, interchangeable products may be used in place of the reference biological product.
A reference biologic is granted 12 years of exclusivity from the time of first licensure, or BLA approval, of the reference product, and no application for a biosimilar referencing the reference product can be submitted for four years from the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. The first biologic product submitted under the biosimilar abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against the approval of other interchangeable biologics for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit against the applicant that submitted the application for the first approved interchangeable biosimilar biological product over the patents of the reference biologic or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.
Pediatric Information
Under the Pediatric Research Equity Act (PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological therapeutic candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data. Unless otherwise required by law or regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
The Best Pharmaceuticals for Children Act (BPCA) provides a six-month extension of non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory time frame. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.
The FDA strictly regulates marketing, labeling, advertising and promotion of biologics that are placed on the market. Advertising and promotion of biologics must be in compliance with the FDC Act and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.
Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, or Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging and labeling procedures must continue to conform to cGMP after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

Other potential consequences include, among other things:
■Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;
■warning or untitled letters or holds on clinical trials;
■refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
■product seizure or detention, or refusal to permit the import or export of products;
■consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
■mandated modification of promotional materials and labeling and the issuance of corrective information;
■the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
■injunctions or the imposition of fines or civil or criminal penalties.
Regulation Outside of the United States
In addition to regulations in the United States, we are also subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales and distribution of our products. Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study.
In Canada, for example, the manufacture and sale of new drugs are controlled by Health Canada. New drugs must pass through a number of testing stages, including preclinical testing and human clinical trials. Preclinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo. Successful results (that is, potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the developer of the new drug to file a clinical trial application to begin clinical trials involving humans.
To study a drug in Canadian patients, a clinical trial application submission must be filed with Health Canada. The clinical trial application submission must contain specified information, including the results of the preclinical tests completed at the time of the submission and any available information regarding use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented. Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.
In addition, all federally regulated trials must be approved and monitored by an independent committee of doctors, scientists, advocates and others to ensure safety and ethical standards, IRBs or Ethics Review Boards (ERBs). The review boards study and approve all study-related documents before a clinical trial begins and also carefully monitor data to detect benefit or harm, and validity of results.
Provided Health Canada does not reject a clinical trial application submission and IRB or ERB approval has been obtained, clinical trials can begin. Clinical trials for therapeutic candidates in Canada, as in the United States, are generally carried out in three phases. Phase 1 involves studies to evaluate toxicity and ideal dose levels in healthy humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of any adverse side effects. Phases 2 and 3 involve therapeutic studies. In Phase 2, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase 3, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase 3, the effectiveness of the new drug in patients is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.
If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval. The new drug submission contains all known information about the new drug, including the results of preclinical testing and clinical trials. Information about a substance contained in new drug submission includes its proper name, its chemical name and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties. The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labeling, the results of stability tests and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance. All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold for the approved use. In Canada, an establishment license must be obtained prior to marketing the product.
Health Canada has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.
An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment. Under the special access program, Health Canada may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care. Prior to authorization, the practitioner must supply Health Canada with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by Health Canada. In addition, the practitioner must agree to report to both the drug manufacturer and Health Canada the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to Health Canada for all quantities of the new drug made available.
The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. Therefore, the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries may not be accepted by regulatory authorities outside Canada or other countries.
The monitoring of a new drug does not cease once it is on the market. For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects. If Health Canada determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.
A post surveillance program involves clinical trials conducted after a drug is marketed (referred to as Phase 4 studies in the United States) and is an important source of information on as yet undetected adverse outcomes, especially in populations that may not have been involved in the premarketing trials (e.g., children, the elderly, pregnant women) and the drug’s long-term morbidity and mortality profile. Regulatory authorities may require companies to conduct Phase 4 studies as a condition of market approval. Companies often conduct post-marketing studies in the absence of a regulatory mandate.

As another example, in the European Union, an application must be submitted to the national competent authority and an independent ethics committee in each country in which we intend to conduct clinical trials, much like the FDA and IRB, respectively. Under the Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022, a single application is now made through the Clinical Trials Information System (CTIS) for clinical trial authorization in up to 30 EU/EEA countries at the same time and with a single set of documentation. The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). The designated Reporting Member State prepares a draft assessment of Part I, which is assessed through a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (referred to as Member States concerned; MSC). Part II is assessed separately by each MSC. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the MSC; however, overall related timelines are defined by the Clinical Trials Regulation. The Clinical Trials Regulation also provides for simplified reporting procedures for clinical trial sponsors.
Furthermore, whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence marketing of the product in those countries. The approval process and requirements vary from country to country, so the number and type of nonclinical, clinical, and manufacturing studies needed may differ, and the time may be longer or shorter than that required for FDA approval.
In addition to the regulatory framework governing clinical trials, the collection and processing of personal health data of trial participants in the European Union are subject to the requirements of Regulation (EU) 2016/679 (the GDPR). Health data constitutes a special category of personal data under the GDPR and is subject to heightened protection and requirements.
Compliance with the GDPR is enforced by national data protection authorities in each Member State, who have broad investigatory and corrective powers, including the authority to impose fines and to require the suspension or prohibition of data processing activities. Certain Member States have enacted additional national legislation that imposes further obligations on the processing of health data in the context of clinical research. In France, for example, clinical trial sponsors must comply with specific requirements established by the French data protection authority (the CNIL), which has issued reference methodologies (méthodologies de référence) for the processing of personal data in health research. Sponsors must either comply with an applicable reference methodology or request an authorization from the CNIL prior to their applicable data processing activities.
To obtain regulatory approval of our medicinal products under the European Union regulatory system, for example, we are required to submit a marketing authorization application (MAA) to be assessed in the centralized procedure. The centralized procedure allows applicants to obtain a marketing authorization (MA) that is valid throughout the European Union, and the additional Member States of the European Economic Area (Iceland, Liechtenstein and Norway) (EEA). The centralized procedure is compulsory for medicinal products manufactured using biotechnological processes, orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and for human products containing a new active substance that is not authorized in the European Union and that are intended for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, auto-immune and other immune dysfunctions, viral diseases or diabetes. The centralized procedure can also apply to products that contain new active substances not authorized in the European Union; products that constitute a significant therapeutic, scientific, or technical innovation; or products for which a centralized authorization is in the interests of patients at European Union level. When a company wishes to place on the market a medicinal product that is eligible for the centralized procedure, it sends an application directly to the EMA, to be assessed by the Committee for Medicinal Products for Human Use (CHMP). The CHMP is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements, and whether the product has a positive risk/benefit profile. The procedure results in a European Commission decision, which is valid in all European Union Member States.
There are two other procedures in the European Union available for pursuing parallel authorization of the same medicinal product in the EU/EEA in more than one Member State: the Decentralized Procedure (DCP) and the

Mutual Recognition Procedure (MRP). Both the MRP and DCP may be utilized for marketing applications of products that do not fall within the mandatory scope of the centralized procedures. The MRP is required for medicinal products that have already been granted an MA by a Member State of the EU/EEA, whereas the DCP is applicable to medicinal products for which no MA exists. Under these procedures, one Member State (RMS) will be selected by the applicant to carry out the procedure. If a Member State cannot approve the assessment report and related materials on the grounds of “potential serious risk to the public health,” the disputed points may eventually be referred to the European Commission, whose decision is binding on all Member States.
In several EU Member States, national health authorities have established early access or compassionate use schemes that allow patients with serious conditions to access, under specific conditions, medicinal products before they are authorized or commercially available for the relevant use in the relevant jurisdiction. Although EU law provides a framework for compassionate use, these schemes are not harmonized at the EU level and are governed by national legislation. As a result, the eligibility criteria, procedural requirements, duration, and conditions applicable to early access vary significantly across jurisdictions.
Pricing and reimbursement decisions for medicinal products in the European Union are made at the national level and vary significantly across Member States. National competent authorities may determine the conditions under which a product is reimbursed based on, among other factors, the therapeutic benefit demonstrated by the product and its effectiveness relative to existing treatments. Distinct pricing and reimbursement frameworks may apply depending on route of supply or settling of care through which a product reaches the patient, whether dispensed through pharmacies or supplied directly to hospitals. Failure to obtain satisfactory pricing and reimbursement status in one or more Member States could limit the commercial opportunities of any approved product and negatively impact its business.
The EU pharmaceutical regulatory framework is currently undergoing significant legislative reform. Following trilateral negotiations, the European Council announced on December 11, 2025 that a provisional agreement had been reached on a new Directive and Regulation that would revamp the existing general EU pharmaceutical legislation, including with respect to data exclusivity and market protection periods. The provisional agreement remains subject to formal adoption and its final terms and timeline for entry into force remain uncertain. If adopted and implemented, this new legislative framework could materially alter the regulatory requirements and conditions applicable to the development and commercialization of medicinal products in the European Union.
The aforementioned European Union rules are generally applicable in the EEA. The United Kingdom left the European Union on January 31, 2020, and the United Kingdom and the European Union have entered into a trade and cooperation agreement (TCA), which has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, such as the mutual recognition of good manufacturing practice (GMP), inspections of manufacturing facilities for medicinal products and GMP documents issued, but it does not provide for wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended). Thus, even though excluded from jurisdiction under the European Union Clinical Trials Regulation, the regulatory regime in Great Britain still largely aligns with current European Union medicines regulations; however, it is possible that these regimes could diverge more significantly in the future.
Healthcare Laws and Regulations
Sales of pharmaceutical products and related activities, such as arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, are subject to fraud and abuse and other healthcare laws and regulation, which are enforced by the federal government and the states and foreign governments in which the business is conducted. Applicable healthcare laws and regulations that may affect a company’s ability to operate if and when marketing approval is granted for a therapeutic candidate include the following:
■the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal or state healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from federal programs;
■the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act (FCA), which can be enforced through civil whistleblower or “qui tam” actions against individuals or entities, and prohibits, among other things, knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;
■the federal Health Insurance Portability and Accountability Act (HIPAA), which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of payor (e.g., public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
■HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, which impose obligations on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates and subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
■even when HIPAA/HITECH do not apply, according to the Federal Trade Commission (FTC), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable information is considered sensitive data that merits stronger safeguards;

■the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certain nurse midwives) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;
■the FCPA, which prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;
■analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed under Medicaid and other state programs, or in several states, apply regardless of payor, including private insurers and cash-pay patients;
■state laws that require the registration of manufacturers and wholesale distributors of drug and biological products who ship into a state, including in certain states that require registration even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain; and
■certain state laws that require pharmaceutical and biotechnology companies to establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives, as well as prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.
Additionally, we are subject to state and foreign laws governing the collection, use, access to, confidentiality, privacy and security of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA.
Violations of any such requirements may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm. Additionally, to the extent that pharmaceutical products are sold in a foreign country, they may be subject to similar foreign laws.
Pharmaceutical Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations, where there is no uniform policy for coverage and reimbursement and can differ significantly from payor to payor.
Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Companies may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of their products, in addition to the costs required to obtain the FDA approvals. Nonetheless, a therapeutic candidate may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable a company to maintain price levels sufficient to realize an appropriate return on its investment in product development.
The marketability of any therapeutic candidates for which regulatory approval is granted for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and could increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which regulatory approval is granted, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics. In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs and biologics administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.
On August 16, 2022, the Inflation Reduction Act of 2022 (Inflation Reduction Act) was signed into law, which allows, among other things, the U.S. Department of Health and Human Services (HHS) to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. The Inflation Reduction Act also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The Inflation Reduction Act permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the Inflation Reduction Act may be subject to various penalties, some significant, including civil monetary penalties. On June 16, 2026, the HHS published a proposed rule that, if finalized, would codify the Medicare

Drug Price Negotiation Program and, among other things, seeks to: (i) clarify the treatment of certain fixed combination drugs that are new formulations; and (ii) clarify how CMS would identify the date from which the 7 and 11 year timeline would begin.
The federal administration is pursuing policies to reduce regulations and expenditures across government, including at HHS, which include the FDA and CMS, and related agencies. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions included, for example, directives to reduce agency workforce, rescind a prior administration Executive Order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, impose tariffs on certain imported pharmaceutical products and promote most-favored-nation (MFN) drug pricing, among other directives. For example, on May 12, 2025, the federal administration issued an Executive Order that, among other things, required HHS, within 30 days, to establish and communicate to drug manufacturers MFN price targets designed to bring drug prices for American patients in line with those in comparably developed nations. If significant progress towards MFN pricing is not achieved, the Executive Order requires HHS to propose a rulemaking to implement MFN pricing. In December 2025, CMS issued proposed regulations to establish, under the Center for Medicare and Medicaid Innovation, two mandatory MFN pricing demonstration models under Medicare Part B and Part D. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. If these rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. Further, as part of the Make America Healthy Again (MAHA) Commission’s recent Strategy Report, the administration is working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing.
General legislative cost control measures may also affect reimbursement for therapeutic candidates. The Budget Control Act, as amended, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 that remain in effect through 2032 unless additional Congressional action is taken. Additional federal, state and foreign healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for pharmaceutical products or additional pricing pressures.
Employees and Human Capital Resources
As of December 31, 2025, we had 29 employees, all of whom were full-time and 23 of whom were engaged in research and development activities. 65.5 percent of our employees hold Ph.D. or M.D. or other advanced degrees. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. It is important that we not only attract and retain the best and brightest diverse talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase the success of our Company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We also strive to foster career growth and internal mobility by providing a broad range of training, mentoring and other development opportunities.
Manufacturing
We oversee and manage third party contract development and manufacturing organizations (CDMOs) to support development and manufacture of therapeutic candidates for our clinical trials. We expect our strategy to use CDMOs will enable us to maintain a more efficient infrastructure, avoiding the necessity to acquire our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the development and the potential future commercialization of our products. Currently, we rely on and have agreements with multiple third-party CDMOs to manufacture and supply drug substance (DS) and drug product (DP) for our clinical trials. In the event we advance any of our drug candidates to Phase 3 clinical trials, we anticipate the need to enter into a manufacture and supply agreement with, and potentially transfer DS and DP manufacture to, one or more large third-party CDMOs with whom we would also likely enter into commercial supply agreements with prior to any potential regulatory approval if any of our drug candidates are commercialized. The DS and DP for our drug candidates are manufactured via conventional pharmaceutical processing procedures, employing commonly-used and commercially available excipients and packaging materials. The process, equipment and methods employed for manufacture and analysis are consistent with standard biologics synthesis, chemical synthesis or pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.
Competition
We face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of therapeutic candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to obtain support for their research, development and commercialization of products or combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future therapeutic candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge for the treatment of autoimmune, inflammatory and allergic diseases.
Our current therapeutic candidates, initially under development for treatment of autoimmune, inflammatory and allergic diseases, if approved, would face competition from approved treatments, some of which have achieved commercial success. To compete successfully, we need to differentiate our therapeutic candidates from these currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, dosing frequency, safety, tolerability or efficacy of our therapeutic candidates provides a better alternative to existing and new therapies. Our commercial opportunity and likelihood of success will be reduced or eliminated if our therapeutic candidates, if approved, are not ultimately demonstrated to be safer, more effective, more conveniently administered, or less expensive than the current standards of care. Furthermore, even if our therapeutic candidates are able to achieve these attributes, acceptance of our therapies, if approved, may be inhibited by the reluctance of physicians to switch from existing therapies to our therapies, or if physicians choose to reserve our therapies for use in limited circumstances.
Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be therapeutic safety, efficacy, convenience and treatment cost.
Facilities
Our headquarters are located in South San Francisco, California where we lease and occupy 13,558 square feet of office and laboratory space. The current term of our lease expires on October 31, 2028.
We believe that our existing facilities are sufficient to meet our near-term needs and that suitable additional space will be available as and when needed.
Legal Proceedings
From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information, including ages as of June 1, 2026, regarding our executive officers and directors:

NAME	AGE	POSITION(S)
Executive Officers and Employee Director:
Aetna Wun Trombley, Ph.D.	47	President, Chief Executive Officer and Director
Amy Bachrodt	47	Chief Financial Officer
Chin Lee, M.D.	57	Chief Medical Officer
Steve Staben, Ph.D.	46	Chief Scientific Officer
Sofia Touami, Ph.D.	56	Chief Business Officer
Non-Employee Directors:
William J. Rieflin	66	Chair and Director
Tim Anderson(4)	36	Director
Ming Fang	44	Director
Laurent Fischer, M.D.	62	Director
Clare Ozawa, Ph.D.	52	Director

(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Governance Committee.
(4)Mr. Anderson has given notice of his intention to resign from the board of directors prior to the completion of this offering.
Executive Officers and Employee Director
Aetna Wun Trombley, Ph.D., has served as our Chief Executive Officer and President and a member of our board of directors since April 2020. Dr. Trombley has served as a member of the strategic board of TCG Labs Soleil, a venture-biotechnology company, since October 2023 and previously served as a member of the board of directors of Carmot Therapeutics Inc. (acquired by F. Hoffmann-La Roche Ltd), a clinical-stage biotechnology company, from May 2016 to January 2024. From September 2011 to March 2020, Dr. Trombley held roles of increasing responsibility at NGM Biopharmaceuticals, Inc., a biotechnology company, most recently as President and Chief Operating Officer. Dr. Trombley previously held positions with Novartis AG and McKinsey & Company. Dr. Trombley received a B.S. in Chemistry from the University of California, San Diego and a Ph.D. in Chemistry from the Massachusetts Institute of Technology. We believe Dr. Trombley is qualified to serve on our board of directors because of her extensive experience in the biopharmaceutical industry and leadership experience, including her role as our Chief Executive Officer and President.
Amy Bachrodt has served as our Chief Financial Officer since June 2026. Prior to joining us, Ms. Bachrodt served in various roles at Maze Therapeutics, Inc., a biotechnology company, from May 2020 to May 2026, most recently as Senior Vice President of Finance. Previously, Ms. Bachrodt served as Senior Director and Head of FP&A at Myovant Sciences Ltd., a clinical-stage biotechnology company, from April 2018 to May 2020. From September 2008 to April 2018, Ms. Bachrodt held roles of increasing responsibility at Genentech, Inc., a biotechnology company. Ms. Bachrodt received a B.A. in Economics from Denison University and an M.S.A. in Accounting from the University of Notre Dame.
Chin Lee, M.D., has served as our Chief Medical Officer since February 2025. Prior to joining us, Dr. Lee served in various roles at Allakos Inc., a biotechnology company, most recently as Chief Medical Officer from February 2024 to February 2025 and as Executive Vice President from August 2023 to February 2024. From March 2022 to August 2023, Dr. Lee served as Chief Medical Officer at Connect Biopharma Holdings Limited, a clinical-stage biopharmaceutical company, and from April 2021 to March 2022, as Chief Medical Officer, Vice President and Head of Clinical Science at Theravance Biopharma US, Inc., a biopharmaceutical company. Dr. Lee previously held positions at Genentech, Inc., Eli Lilly and Company and Abbott Laboratories (now AbbVie

Inc.) and served as a faculty member at the Northwestern University Feinberg School of Medicine in the Division of Rheumatology. Dr. Lee received a B.S. in Biology and an M.D. from the University of North Carolina at Chapel Hill and an M.P.H. from Northwestern University.
Steve Staben, Ph.D., has served as our Chief Scientific Officer since October 2021. Prior to joining us, Dr. Staben held various leadership positions at Genentech, Inc., a biotechnology company, most recently as Senior/Executive Director of Medicinal Chemistry and New Modalities Chemistry, from June 2007 to October 2021. Dr. Staben received a B.S. in Chemistry from Western Washington University and a Ph.D. in Organic Chemistry from the University of California, Berkeley.
Sofia Touami, Ph.D., has served as our Chief Business Officer since July 2023. Prior to joining us, Dr. Touami served as Chief Business Officer at Hexagon Bio, a biotechnology company, from May 2021 until July 2023. Previously, she served as Vice President of Business Development at Frontier Medicines, a biotechnology company, from December 2019 to May 2021, as Senior Director of Business Development and Alliance Management at NGM Biopharmaceuticals, Inc., a biotechnology company, from January 2010 to November 2019. Prior to that, Dr. Touami held positions with Cerimon Pharmaceuticals, Inc., Oscient Pharmaceuticals Corporation and Genesoft Pharmaceuticals, Inc. Dr. Touami received an A.B. in Chemistry from Washington University in St. Louis, a Ph.D. in Organic Chemistry from Stanford University, and completed postdoctoral studies at The Scripps Research Institute.
Non-Employee Directors
William J. Rieflin has served as Chair and a member of our board of directors since December 2020. Mr. Rieflin previously served as Chief Executive Officer and a member of the board of directors of NGM Biopharmaceuticals, Inc., a biotechnology company, from September 2010 to September 2018, as executive chairman, from September 2018 to July 2022, and as chairman of the board of directors, from July 2022 to November 2025. From September 2004 to September 2010, Mr. Rieflin served as President of XenoPort, Inc. (acquired by Arbor Pharmaceuticals, LLC), a biotechnology company, and as a member of the board of directors, from September 2010 to July 2016. From 1996 to 2004, Mr. Rieflin held various positions with Tularik Inc. (acquired by Amgen, Inc.), a biotechnology company, most recently serving as Executive Vice President, Administration, Chief Financial Officer, General Counsel and Secretary. Mr. Rieflin has served as a member of the board of directors of Lyell Immunopharma, Inc., a biotechnology company, since May 2020 and Kallyope Inc., a biotechnology company, since October 2016. Mr. Rieflin previously served as a member of the board of directors of Anacor Pharmaceuticals, Inc. (acquired by Pfizer Inc.), a biotechnology company, from April 2011 to July 2016, RAPT Therapeutics, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company, from May 2015 to January 2025, and Flexus Biosciences, Inc. (acquired by Bristol Myers Squibb Co.), a biotechnology company, from April 2014 to April 2015. Mr. Rieflin received a B.S. from Cornell University, an M.B.A. from the University of Chicago Booth School of Business and a J.D. from Stanford Law School. We believe that Mr. Rieflin is qualified to serve on our board of directors because of his extensive leadership experience, industry expertise and service as a director of other biopharmaceutical companies.
Tim Anderson has served as a member of our board of directors since September 2021. Mr. Anderson has served as a Managing Director at Blue Owl Capital Inc. and as a member of its Healthcare Opportunities Investment Team since December 2023. Mr. Anderson previously served as a Managing Director at Cowen Healthcare Investments, a life sciences investment manager, from July 2014 to November 2023, and as an Investment Banking Associate at Cowen and Company from July 2011 to October 2014. Mr. Anderson currently serves as a director of Windward Bio AG, a clinical-stage drug development company, since January 2025, Nuvig Therapeutics, Inc., a biotechnology company, since December 2024, F2G Ltd, a biotechnology company, since August 2020, Anaveon AG, a preclinical biotechnology company, since December 2021, Autobahn Therapeutics, Inc., a biotechnology company, since May 2020 and Scipher Medicine Corporation since February 2022. Mr. Anderson received a B.A. in Economics and Government & Legal Studies from Bowdoin College. We believe Mr. Anderson is qualified to serve as a director due to his investment experience and knowledge of the biotechnology and life sciences industries. Mr. Anderson has given notice of his intention to resign as a member of our board of directors prior to the completion of this offering.
Ming Fang has served as a member of our board of directors since September 2021. Mr. Fang is a Managing Director at Redmile Group, LLC, a healthcare-focused investment firm. Prior to joining Redmile in 2016, Mr.

Fang worked in the healthcare space as an investor at Safeguard Scientifics, a consultant at McKinsey & Company and ZS Associates, and an operator at Gilead. He received a B.A. from the University of California, Berkeley and an M.B.A. from the Wharton School of Business of the University of Pennsylvania. We believe that Mr. Fang is qualified to serve on our board of directors because of his investment experience in the biotechnology industry and extensive service as a director of other biopharmaceutical companies.
Laurent Fischer, M.D., has served as a member of our board of directors since December 2019. Dr. Fischer most recently served as Chief Executive Officer of Adverum Biotechnologies, Inc., a biotechnology company, from June 2020 to December 2025 (acquired by Eli Lilly and Company). Dr. Fischer previously served as Senior Vice President, Liver Therapeutic Area Head of Allergan plc (acquired by AbbVie Inc.), a global pharmaceutical company, from November 2016 to June 2020; Chief Executive Officer of Tobira Therapeutics, Inc. (acquired by Allergan plc), a biotechnology company, from March 2014 to November 2016; Chief Executive Officer of Jennerex Biotherapeutics, Inc. (acquired by SillaJen Biotherapeutics, Inc.), a biopharmaceutical company, from June 2012 to March 2014; Co-Founder, President and Chief Executive Officer of Ocera Therapeutics, Inc., a biopharmaceutical company, from January 2005 to June 2012; and President and Chief Executive Officer of Auxeris Therapeutics, Inc., a biopharmaceutical company, from March 2003 to January 2005. Dr. Fischer has served as a member of the board of directors of Mirum Pharmaceuticals, Inc., a biopharmaceutical company, since June 2019, and AtaiBeckley Inc., a clinical-stage biotechnology company, since May 2024. Dr. Fischer serves as Chairman of the board of Shinobi Therapeutics Inc., a stem cell therapy company, since December 2025 and Chair of Novalgen, a UK-based T cell engager company, since May 2026. Dr. Fischer served as the chairman of the board of directors of Teal Omics, Inc., a biotechnology company, from October 2023 to October 2025, and CTI Biopharma (acquired by Swedish Orphan Biovitrum AB, dba Sobi), a biopharmaceutical company, from September 2017 to June 2023. Dr. Fischer previously held positions at RXCentric, Inc. (acquired by Allscripts Healthcare Solutions, Inc.), MedVantx Inc., Dupont Pharmaceuticals (acquired by Bristol Myers Squibb Co.), Dupont-Merck and F. Hoffmann-La Roche AG. Dr. Fischer received an undergraduate degree from the University of Geneva and an M.D. from the Geneva Medical School, Switzerland. We believe Dr. Fischer is qualified to serve on our board of directors because of his extensive experience in the biopharmaceutical industry and leadership experience.
Clare Ozawa, Ph.D., has served as a member of our board of directors since December 2019. Dr. Ozawa has served as a Managing Director at Versant Ventures Management LLC, a life science venture capital firm, since January 2017 and an investment professional from 2008 to 2011. Prior to rejoining Versant, Dr. Ozawa was the Chief Business Officer of Inception Sciences, Inc. (now Inception Therapeutics, Inc.), a Versant Ventures discovery engine, from January 2011 to May 2014, and Chief Operating Officer from June 2014 to July 2017. Dr. Ozawa previously held positions in the Office of the Chief Executive Officer at Novartis AG and at McKinsey & Company. Dr. Ozawa also previously served on the board of directors of Oyster Point Pharma, Inc., a biopharmaceutical company, from February 2019 to January 2023. Dr. Ozawa received a B.S. in biological sciences and a Ph.D. in neurosciences from Stanford University. We believe that Dr. Ozawa is qualified to serve on our board of directors because of her extensive experience investing in and advising life sciences companies, and her significant board and operating leadership experience.
Election of Executive Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Board Composition
Our board of directors currently consists of six members. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, Dr. Trombley, Mr. Rieflin, Mr. Anderson, Mr. Fang, Dr. Fischer and Dr. Ozawa have been designated to serve as members of our board of directors. The amended and restated voting agreement and the provisions of our current certificate of incorporation that govern the election and designation of our directors will terminate immediately prior to the completion of this offering, after which no contractual obligations will concern the election of our directors.

Classified Board of Directors
In accordance with the terms of our restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of our stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Our directors will be divided among the three classes as follows:
■the Class I directors will be         and        , and their terms will expire at the first annual meeting of our stockholders held following the completion of this offering;
■the Class II directors will be         and        , and their terms will expire at the second annual meeting of our stockholders held following the completion of this offering; and
■the Class III directors will be         and        , and their terms will expire at the third annual meeting of our stockholders held following the completion of this offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions” for additional information.
Director Independence
In connection with this offering, we intend to apply to list our common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Dr. Trombley, are “independent directors” as defined under the applicable Nasdaq listing standards and SEC rules and regulations. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them as described in the section titled “Certain Relationships and Related Party Transactions.”

Leadership Structure of the Board
Our corporate governance guidelines that will become effective upon the completion of this offering will provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer. Mr. Rieflin currently serves as the Chair of our board of directors, and Dr. Trombley currently serves as our President and Chief Executive Officer. This structure allows our Chief Executive Officer to focus on our day-to-day business while our Chair leads our board of directors in its fundamental role of providing advice to, and independent oversight of, management. We believe Mr. Rieflin is especially qualified for this role based on his extensive executive experience to build therapeutics-focused and innovation-based companies for over thirty-five years. Further, our board of directors believes such separation is appropriate, as it enhances the accountability of the Chief Executive Officer to the board of directors and strengthens the independence of the board of directors from management. Any changes to the leadership structure of our board of directors, if made, will be promptly disclosed on the investor relations section of our website and in our proxy materials. Our board of directors, in its sole discretion, may seek input from our stockholders on the leadership structure of the board of directors.
Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and governance committee monitors the effectiveness of our corporate governance policies. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Cybersecurity Risk Oversight
Securing the information of participants in our studies, medical professionals, employees, service providers, and other third parties is important to us. We have adopted physical, technological, and administrative controls on data security, and have a defined procedure for data incident detection, containment, response, and remediation. While everyone at our Company plays a part in managing these risks, oversight responsibility is shared by our board of directors, our audit committee, and management. Our information technology team provides regular cybersecurity updates in the form of written reports and presentations to our audit committee. Additionally, we leverage industry standard frameworks to drive strategic direction and maturity improvement. We also engage third-party security experts for risk assessments and program enhancements and maintain information security risk insurance coverage.
Committees of the Board of Directors
Our board of directors will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations page of our website. Members that serve on these committees will serve until their resignation or until otherwise determined by our board of directors.
Audit Committee
Effective upon the effectiveness of the registration statement of which this prospectus is a part, our audit committee will be composed of        ,        , and        , with         as the Chair of our audit committee. Our board of directors has determined that the composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations, and that each member of our audit committee is financially literate. In addition, our board of directors has determined that         is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.
Our audit committee is directly responsible for, among other things:
■selecting and hiring our independent registered public accounting firm;
■evaluating the qualifications, independence and performance of our independent registered public accounting firm;
■the preparation of the audit committee report to be included in our annual proxy statement;
■oversight of our compliance with legal and regulatory requirements;
■assisting our board of directors with risk assessment and management, including cybersecurity risk management;
■oversight of our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements; and
■reviewing and approving related-person transactions.
Compensation Committee
Effective upon the effectiveness of the registration statement of which this prospectus is a part, our compensation committee will be composed of        ,        , and        , with         as the Chair of our compensation committee. Our board of directors has determined that each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations.
Our compensation committee is responsible for, among other things:
■evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;
■evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;
■administering our cash-based and equity-based compensation plans; and
■overseeing our compliance with regulatory requirements associated with the compensation of directors, executive officers and employees.

Nominating and Governance Committee
Effective upon the effectiveness of the registration statement of which this prospectus is a part, our nominating and governance committee will be composed of        ,        , and         with         as the Chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards.
Our nominating and governance committee is responsible for, among other things:
■identifying, considering and recommending candidates for membership on our board of directors;
■overseeing the process of evaluating the performance of our board of directors; and
■advising our board of directors on environmental, social and other corporate governance matters.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.
Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and President and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.
Non-Employee Director Compensation
Our Chief Executive Officer and President, Dr. Trombley, has not received any compensation or reimbursement of any expenses for her services as a director for the year ended December 31, 2025.
The following table sets forth information concerning the compensation paid to our non-employee directors for the year ended December 31, 2025:

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)(2)	TOTAL ($)
William J. Rieflin	—	—	—
Tim Anderson	—	—	—
Ming Fang	—	—	—
Laurent Fischer, M.D.	—	—	—
Clare Ozawa, Ph.D.	—	—	—

(1)Represents the grant date fair value of options awarded during the year ended December 31, 2025 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 12 to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each director from the options.

(2)As of December 31, 2025, Mr. Rieflin held an aggregate of 155,000 options to purchase common stock, and Dr. Fischer held an aggregate of 60,000 options to purchase common stock. None of our other non-employee directors held any outstanding equity awards as of December 31, 2025.
Non-Employee Director Compensation Policy
Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service as directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, which will take effect upon the completion of this offering.

EXECUTIVE COMPENSATION
The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2025. Our named executive officers, who are our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2025, were:
■Aetna Wun Trombley, Ph.D., President and Chief Executive Officer;
■Chin Lee, M.D., Chief Medical Officer; and
■Steve Staben, Ph.D., Chief Scientific Officer.
Summary Compensation Table
The following table presents summary information regarding the compensation earned by our named executive officers for the year ended December 31, 2025.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)	BONUS(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION(2) ($)	OPTION AWARDS(3) ($)	ALL OTHER COMPENSATION ($)(4)	TOTAL ($)
Aetna Wun Trombley, Ph.D. President and Chief Executive Officer	2025	535,000	—	190,500	—	3,000	728,500
Chin Lee, M.D. Chief Medical Officer(5)	2025	435,417	50,000	124,400	642,191	3,000	1,255,008
Steve Staben, Ph.D. Chief Scientific Officer	2025	426,600	—	137,000	—	3,000	566,600

(1)Represents a cash signing bonus granted in connection with Dr. Lee’s commencement of employment.
(2)For additional information regarding the non-equity incentive plan compensation, see the subsection titled “Annual Performance-Based Bonuses” below.
(3)Represents the grant date fair value of options awarded during the year ended December 31, 2025 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option award column are set forth in Note 12 to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the options.
(4)Represents $3,000 in employer matching contributions made on behalf of each named executive officer under our 401(k) plan.
(5)Dr. Lee joined us as our Chief Medical Officer in February 2025, and the amount reported as “Salary” reflects the base salary earned for services after his commencement of employment in February 2025.
2025 Base Salaries
Base salary is the only fixed component of our named executive officers’ total cash compensation and provides competitive and stable pay to attract and retain our executives. We make annual salary decisions by taking into account competitive data, the skills and experience that each executive brings to us, and the performance contributions of each executive. The base salaries for our named executive officers for the year ended December 31, 2025 are included in the Summary Compensation Table above.
Annual Performance-Based Bonuses
A portion of the target compensation for each named executive officer is in the form of an annual cash bonus, which is based on the achievement of corporate and individual performance. For the 2025 annual cash bonuses, the corporate performance objectives included certain research, development, financial and other corporate goals. The 2025 target bonus amounts, expressed as a percentage of their annual base salary, for

Dr. Trombley, Dr. Lee, and Dr. Staben were 40%, 35%, and 35%, respectively. Performance-based bonuses for 2025 were approved by our board of directors and paid during the first quarter of fiscal year 2026.
Equity-Based Incentive Awards
Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.
Prior to this offering, we have granted all option awards pursuant to our 2020 Plan, the terms of which are described below in the subsection titled “—Equity Compensation Plans and Other Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards vest over a four-year period subject to the holder’s continuous service to us, as further described in the subsection titled “—Outstanding Equity Awards at 2025 Fiscal Year-End Table” below.
Outstanding Equity Awards at 2025 Fiscal Year-End Table
The following table summarizes the outstanding equity awards for each of our named executive officers as of December 31, 2025.

	OPTION AWARDS(1)
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Aetna Wun Trombley, Ph.D.
President and Chief Executive Officer	10/20/2021(2)	2,124,734	—	$0.36	10/19/2031
	6/28/2024(3)	3,000,000	—	$0.54	6/27/2034
Chin Lee, M.D.
Chief Medical Officer	2/13/2025(4)	1,652,000	—	$0.54	2/12/2035

Steve Staben, Ph.D.
Chief Scientific Officer	10/20/2021(5)	750,000	—	$0.36	10/19/2031
	6/28/2024(6)	700,000	—	$0.54	6/27/2034

(1)Unless otherwise noted, all outstanding equity awards were granted under the 2020 Plan.
(2)This option became fully vested on September 2, 2025.
(3)The option is subject to early exercise for restricted shares. Restricted shares acquired upon the early exercise of the option are subject to repurchase by us at the original exercise price, which repurchase right lapses pursuant to the option's vesting schedule. The option vests with respect to 1/48th of the shares of our common stock underlying the option in equal monthly installments over four years starting June 27, 2024, subject to continued service through such date.
(4)The option is subject to early exercise for restricted shares. Restricted shares acquired upon the early exercise of the option are subject to repurchase by us at the original exercise price, which repurchase right lapses pursuant to the option's vesting schedule. The option vests with respect to 1/4th of the shares of our common stock underlying the option on the one-year anniversary of February 1, 2025 and an additional 1/48th of the total shares underlying the option vest in equal monthly installments over three years, subject to continued service through such date.
(5)This option became fully vested on October 18, 2025.
(6)The option is subject to early exercise for restricted shares. Restricted shares acquired upon the early exercise of the option are subject to repurchase by us at the original exercise price, which repurchase right lapses pursuant to the option's vesting schedule. The option vests with respect to 1/48th of the shares of our common stock underlying the option in equal monthly installments over four years starting June 27, 2024, subject to continued service through such date.

Employment Agreements
We intend to enter into new employment agreements with certain senior management personnel in connection with this offering, including our named executive officers. We expect that each of these agreements will provide for at-will employment and include each officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. We also expect these agreements to provide for severance benefits upon a qualifying termination of employment or a change in control of our Company.
Equity Compensation Plans and Other Benefit Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
2020 Equity Incentive Plan
The 2020 Plan was initially adopted by our board of directors and approved by our stockholders in March 2020. The 2020 Plan will terminate on the date that the 2026 Plan becomes effective (as described below) and no additional grants will be made pursuant to the 2020 Plan following its termination. However, any outstanding stock options will remain outstanding and subject to the terms and conditions of the 2020 Plan until they are exercised, as applicable, or are terminated in accordance with the terms of the 2020 Plan and the applicable award agreements evidencing such awards.
Share Reserve
As of               , 2026, we had         shares of our common stock reserved for issuance pursuant to grants under our 2020 Plan, of which         remained available for grant. As of             , 2026, options to purchase         shares of common stock had been exercised and options to purchase         shares remained outstanding, with a weighted-average exercise price of $        per share. No other types of awards have been granted or are currently outstanding under the 2020 Plan. No additional grants will be made under the 2020 Plan following the date our 2026 Plan becomes effective.
Administration
Our board of directors, or a committee thereof appointed by our board of directors, administers the 2020 Plan and the awards granted thereunder. Subject to the terms of the 2020 Plan, our board of directors has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret the 2020 Plan as well as to amend the terms of any outstanding award under the 2020 Plan, provided that any amendment that would impair a participant’s rights under an outstanding award shall not become effective unless the Company requests the consent of the participant and obtains such participant’s written consent. The 2020 Plan provides that our board of directors may delegate, to one or more of our officers, subject to limitations set forth in the 2020 Plan and under applicable law.
Eligibility
The 2020 Plan provides for the grant of both incentive stock options (ISOs), within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the Code), and nonqualified stock options (NSOs), as well as for the issuance or awards of Restricted Stock Units (RSUs), Stock Appreciation Rights (SARs) and Restricted Stock Awards (each as defined in the 2020 Plan) or other stock-based awards. We may grant ISOs only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in the Code). We may grant NSOs, RSUs, SARs, Restricted Stock, and other stock-based awards to our employees, directors and consultants, subject to the terms and conditions of the 2020 Plan. As of              , 2026, only stock options have been granted under the 2020 Plan. We refer to employees, directors or consultants who receive an award under our 2020 Plan as participants.
Options and Stock Appreciation Rights
The 2020 Plan provides for the grant of both (i) ISOs, intended to qualify for tax treatment under Section 422 of the Code, which may be granted only to our employees and (ii) NSOs, which may be granted to our employees, directors and consultants, each at a stated exercise price and subject to certain vesting and other terms and conditions as set forth in the 2020 Plan. All options granted under the 2020 Plan will be separately designated as either ISOs or NSOs at the time of grant. The 2020 Plan provides that the exercise price of each ISO and NSO must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of any ISO granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2020 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant. Our 2020 Plan allows for the “early exercise” of stock option grants in our board of directors’ discretion, subject to repurchase by the Company as set forth in the 2020 Plan. The 2020 Plan also provides for the grant of SARs at a stated exercise price, which must be at least equal to the fair market value of our common stock on the date of grant. Each such SAR will be denominated in shares of common stock equivalents. A SAR provides for a payment, in cash or shares of our common stock, to the participant based upon (and not in excess of) the difference between the fair market value of our common stock on the date of exercise and the exercise price, multiplied by the number of shares. The maximum permitted term of SARs granted under the 2020 Plan is ten years from the date of grant. Notwithstanding the foregoing, an option or SAR may be granted with an exercise or strike price lower than 100% of the fair market value of the common stock subject to the award if such award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction (as defined in the 2020 Plan) and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.
Our board of directors may, in its sole discretion, impose limitations on the transferability of options and SARs. Absent a determination by our board of directors to the contrary, an option or SAR will not be transferable except (i) by will or by the laws of descent and distribution, (ii) pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument, as provided in Section 5(e)(ii) of the 2020 Plan, or (iii) by designation of a third party who, upon the death of the participant, will thereafter be entitled to exercise the option or SAR and receive the common stock or other consideration resulting from such exercise, as provided in Section 5(e)(iii) of the 2020 Plan. Options and SARs granted under the 2020 Plan vest at the rate and/or subject to performance requirements specified by our board of directors and set forth in the award agreement governing the grant. After the participant ceases to provide services to us, he or she is able to exercise his or her vested option or SAR for the period of time stated in the governing award agreement. Generally, the vested option or SAR will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. An option or SAR may not be exercised later than its expiration date.
Restricted Stock Awards, RSUs, and Other Stock-Based Awards
The 2020 Plan provides for the grant of Restricted Stock Awards and RSUs, with terms as generally determined by our board of directors (in accordance with the 2020 Plan) and to be set forth in an award agreement. A Restricted Stock Award is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service in accordance with a vesting schedule to be determined by our board of directors. If a participant ceases to provide services to the Company, shares of common stock awarded under a Restricted Stock Award agreement may be subject to forfeiture and repurchase by the Company, in accordance with such agreement and the 2020 Plan. Rights to acquire shares of common stock under a Restricted Stock Award agreement will be transferable by the participant only upon such terms and conditions as are set forth in such Restricted Stock Award agreement, as our board of directors will determine in its sole discretion, so long as common stock awarded under the Restricted Stock Award agreement remains subject to the terms of such agreement. RSUs represent the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions as determined by our board of directors. Vested RSUs may be settled in cash, shares of our common stock or a combination of both. Other forms of awards valued in whole or in part by reference to, or otherwise based on, common stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value of the common stock at the time of grant) may also be granted under and subject to the provisions of the 2020 Plan.

Corporate Transaction
In the event of a Corporate Transaction (as defined in the 2020 Plan), our board of directors may take one or more of the following actions with respect to awards granted under the 2020 Plan, contingent upon the closing or completion of such Corporate Transaction, unless otherwise provided in the instrument evidencing an award or any other written agreement between the Company or any Affiliate and the participant or unless otherwise expressly provided by our board of directors at the time of grant of an award:
(i)arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar award for the award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);
(ii)arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);
(iii)accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as our board of directors determines (or, if our board of directors does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that our board of directors may require participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;
(iv)arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award;
(v)cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration (including no consideration) as our board of directors, in its sole discretion, may consider appropriate; or
(vi)make a payment, in such form as may be determined by our board of directors equal to the excess, if any, of (A) the value of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. Such payment may be zero ($0) if the value of the property is equal to or less than the exercise price and may be delayed to the same extent that payment of consideration to the holders of the Company’s common stock in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.
Additionally, an award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as defined in the 2020 Plan) as may be provided in the applicable award agreement for such award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such additional acceleration will occur.
Adjustments
In the event of a Capitalization Adjustment (as defined in the 2020 Plan), in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, our board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), and (iii) the class(es) and number of securities and price per share of stock subject to outstanding awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

Amendment; Termination
The Board may amend the 2020 Plan in any respect our board of directors deems necessary or advisable, subject to the limitations, if any, of applicable law, and may suspend or terminate the 2020 Plan at any time. Except as otherwise provided in the applicable award agreement, in the event of a dissolution or liquidation of the Company, all outstanding awards (other than awards consisting of vested and outstanding shares of common stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation; provided, however, that our board of directors may, in its sole discretion, cause some or all awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such awards have not previously expired or terminated) before a dissolution or liquidation is effective, but contingent on its completion.
If required by applicable law or listing requirements, except as provided in Section 9(a) of the 2020 Plan in relation to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the 2020 Plan that materially increases the number of shares of common stock available for issuance under the 2020 Plan, materially expands the class of individuals eligible to receive awards under the 2020 Plan, materially increases the benefits accruing to participants under the 2020 Plan, materially reduces the price at which shares of common stock may be issued or purchased under the 2020 Plan, materially extends the term of the 2020 Plan, or materially expands the types of awards available for issuance under the 2020 Plan.
2026 Equity Incentive Plan
We intend to adopt our 2026 Plan that will become effective on the day prior to the date of the effectiveness of the registration statement of which this prospectus will form a part and will serve as the successor to our 2020 Plan. Our 2026 Plan authorizes the award of ISOs, NSOs, RSAs, SARs, RSUs, performance awards and stock bonus awards. Pursuant to the 2026 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants. We have initially reserved           shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2020 Plan on the effective date of the 2026 Plan, for issuance pursuant to awards granted under our 2026 Plan. The number of shares reserved for issuance under our 2026 Plan will increase automatically on January 1 of each of 2027 through 2036 by the number of shares equal to the lesser of        % of the aggregate number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) or exercise of any pre-funded warrants, as issued and outstanding as of the immediately preceding December 31, or a number as may be determined by our board of directors.
In addition, the following shares will again be available for issuance pursuant to awards granted under our 2026 Plan:
■shares subject to options or SARs granted under our 2026 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
■shares subject to awards granted under our 2026 Plan that are subsequently forfeited or repurchased by us at the original issue price;
■shares subject to awards granted under our 2026 Plan that otherwise terminate without such shares being issued;
■shares subject to awards granted under our 2026 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof);
■shares subject to options or other awards granted under our 2020 Plan that cease to be subject to such options or other awards, by forfeiture or otherwise, after the termination of the 2020 Plan;
■shares issued under the 2020 Plan before or after the effective date of the 2026 Plan pursuant to the exercise of stock options that are, after the effective date, forfeited;
■shares subject to awards granted under our 2020 Plan that are repurchased by us at the original price after the termination of the 2020 Plan; and

■shares subject to awards granted under either our 2020 Plan or our 2026 Plan that are used to pay the exercise price of an award, as applicable, or withheld to satisfy the tax withholding obligations related to any award.
Administration
Our 2026 Plan is expected to be administered by the compensation committee (referred to as our Committee) of our board of directors, all of the members of which are outside directors as defined under applicable law, or by our board of directors acting in place of our Committee. Subject to the terms and conditions of the 2026 Plan, the Committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2026 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the 2026 Plan or any award granted thereunder. Our 2026 Plan provides that our board of directors or our Committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Eligibility; Types of Awards
Our 2026 Plan provides for the grant of awards described below to our employees, directors, and consultants. Pursuant to the 2026 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Options
The 2026 Plan provides for the grant of ISOs and NSOs. ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NSOs may be granted to eligible employees, consultants and directors or any of the foregoing of our parent, subsidiaries or affiliates. The exercise price of stock options granted under the 2026 Plan must be at least equal to the fair market value of our common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant.
Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. We are able to issue no more than                 shares pursuant to the grant of ISOs under the 2026 Plan. The administrator determines the terms of each option award, provided that ISOs are subject to statutory limitations. The administrator also determines the exercise price for an option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs). The maximum term of options granted under our 2026 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant. After the participant ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the governing award agreement. Generally, the vested option will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.
Restricted Stock Awards
An RSA is an offer by us to sell shares of our common stock subject to restrictions that the Committee may impose. These restrictions may be based on the completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Committee determines the price of an RSA. Unless otherwise determined by the Committee, vesting will cease on the date the participant no longer provides services to us and unvested RSAs may be forfeited to us or subject to repurchase by us.
Stock Appreciation Rights
A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our Committee), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs granted under the 2026 Plan vest at the rate and/or subject to performance requirements specified by the Committee and set forth in the award agreement governing the grant. The Committee determines the term of SARs granted under the 2026 Plan, up to a term of 10 years. After the participant ceases to provide services to us, he or she is able to exercise his or her vested SARs for the period of time stated in the governing award agreement. Generally, the vested SARs will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. A SAR may not be exercised later than its expiration date.
Restricted Stock Units
RSUs represent the right to receive shares of our common stock at a specified date in the future. RSUs granted under the 2026 Plan vest at the rate and/or subject to performance requirements specified by the Committee and set forth in the award agreement governing the grant. The Committee determines the term of RSUs granted under the 2026 Plan, up to a term of 10 years. Except as may be set forth in the applicable award agreement between the participant and the Company, or any other agreement between the Participant and the Company, RSUs cease vesting on the date the participant ceases to provide services to us. Vested RSUs are settled in shares of our common stock, cash or a combination of our common stock and cash as specified in the applicable award agreement.
Performance Awards
A performance award is an award that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, shares (which may consist of, without limitation, restricted stock), other property, or any combination thereof. Except as may be set forth in the applicable award agreement between the participant and the Company, or any other agreement between the Participant and the Company, performance awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.
Stock Bonus Awards
A stock bonus is an award of shares of our common stock for past or future services to us. No payment from the participant is required. The Committee determines the number of shares to be issued as a stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our Committee.
Dividend Equivalents Rights
Dividend equivalent rights may be granted at the discretion of our Committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by our Committee. No dividend equivalent rights will be paid in respect of options or SARs.
Change of Control
Our 2026 Plan provides that, in the event of a Corporate Transaction (as defined in the 2026 Plan), outstanding awards under the 2026 Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner. Any or all outstanding awards (i) may be continued by the company, if we are the successor entity; (ii) may be assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, a payment in cash or the right to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices; (iii) be made immediately vested (and exercisable, as applicable) and settled (as applicable), in whole or in part, followed by the cancellation of such awards upon or immediately prior to the effectiveness of such transaction; (iv) may be settled for their intrinsic value (whether or not then vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with vesting restrictions applicable to such awards or the underlying shares) followed by the cancellation of such awards, provided however, that such awards may be cancelled without consideration if such awards have no value, as determined by the Committee, in its discretion, in each case without the participant’s consent. The successor corporation may also issue, as replacement of our outstanding shares held by a participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute or replace any award in accordance with the 2026 Plan, then notwithstanding any other provision in the 2026 Plan to the contrary, each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction. Awards subject to performance-based vesting that are not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement; (v) may be terminated in their entirety without payment of any consideration; or (vi) with respect to options subject to early exercise, the right to exercise prior to vesting may be terminated, in each case without the participant’s consent.
If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, the board of directors or the Committee will notify the participant in writing or electronically that such award will be exercisable for a period of time determined by the board of directors or the Committee, in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by the board of directors or the Committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant.
The vesting of all awards granted to our non-employee directors under our 2026 Plan shall accelerate in full in the event of a corporate transaction.
Adjustment
In the event of a change in the number or class of outstanding shares of our common stock, without consideration, by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2026 Plan; (ii) the exercise prices, number, and class of shares subject to outstanding options or SARs; (iii) the number and class of shares subject to other outstanding awards; and (iv) the maximum number of shares that may be issued as ISOs under the 2026 Plan, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, Repricing and Buyout of Awards
Without prior stockholder approval, our Committee may (i) reprice options or SARs (and where such repricing is a reduction in the exercise price, the consent of the affected Participants is not required) and (ii) with the consent of the respective participants, pay cash or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards.
Director Compensation Limit
No non-employee director may receive awards under our 2026 Plan in consideration for his or her service as a non-employee director with a grant date value that when combined with cash compensation received for his or her service as a non-employee director, exceeds $            in a calendar year or $           in the calendar year of his or her initial service as a non-employee director with us. Awards granted, or cash compensation paid, to an individual while he or she was serving in the capacity as an employee or in consideration of services as a consultant will not count for purposes of this limitation.

Clawback; Transferability
All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or our Committee or required by law, to the extent set forth in such policy.
Unless determined otherwise by the Committee, awards granted under our 2026 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution.
Foreign Award Recipients
In order to comply with the laws in other countries in which we and our subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish subplans and modify exercise procedures and other terms and procedures, and take any action that the Committee determines to be necessary or advisable to comply with any local governmental regulatory exemptions or approvals.
Amendment and Termination
Our board of directors may amend our 2026 Plan at any time, subject to stockholder approval as may be required. Our 2026 Plan will terminate ten years from the date our board of directors adopts the 2026 Plan, unless it is terminated earlier as provided by the terms of the 2026 Plan. No termination or amendment of the 2026 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2026 Plan.
2026 Employee Stock Purchase Plan
We intend to adopt our 2026 Employee Stock Purchase Plan (ESPP) that will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Our ESPP will permit eligible employees to purchase shares of our common stock at a discount with accumulated payroll deductions, beginning on a date to be determined by our board of directors or our Committee. Our ESPP is intended to qualify under Section 423 of the Code, provided that the Committee may adopt sub-plans under our ESPP designed to be outside of the scope of Section 423 of the Code for participants who are non-U.S. residents.
Shares Available
We have initially reserved      shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on January 1 of each of 2027 through 2036 by the number of shares equal to the lesser of          % of the aggregate number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) or exercise of any pre-funded warrants, as issued and outstanding as of the immediately preceding December 31 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors or our Committee in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed           shares of our common stock.
Administration
Our ESPP is expected to be administered by our Committee, or by our board of directors acting in place of our Committee. Among other things, the Committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the ESPP, and construe, interpret and apply the terms of the ESPP.
Eligibility
Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, our Committee may exclude the following employees from the ESPP (other than where such exclusion is prohibited by applicable law): employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); employees who are not employed by the company or a designated subsidiary prior to the beginning of an offering period or prior to such other time period as specified by the Committee, employees who have been employed for less than two years, employees who are customarily employed for 20 hours or less per week, or for five months or less in a calendar year, certain “highly compensated” employees as determined in accordance with applicable tax laws, or employees resident in a foreign jurisdiction whose participation is either prohibited under local law, or where compliance with local law would violate Section 423 of the Code, may not be eligible to participate in the ESPP or individuals who provide services to the company or any of its designated subsidiaries who are reclassified as common law employees for any reason except for federal income and employment tax purposes. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The Committee may impose additional restrictions on eligibility from time to time.
Offerings
Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods, which may be consecutive or overlapping, through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.
Participation
Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their compensation. A participant may not purchase more than        (or such higher or lower number of shares as may be determined by the Committee in its discretion) shares of our common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect.
The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.
Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. To the extent applicable, if the fair market value of our common stock on the first day of the current offering period in which a participant is enrolled is higher than the fair market value of our common stock on the last day of any applicable purchase period, then (i) after completion of the purchase on the purchase date of such purchase period, we will automatically withdraw the participant from the current offering period and the participant will be automatically enrolled in the subsequent offering period and (ii) any funds accumulated in a participant’s account prior to the first day of such subsequent offering period will be applied to the purchase of shares on the purchase date preceding the first day of such subsequent offering period. A participant may reduce his or her contribution in accordance with procedures set forth by the Committee and may withdraw from participation in the ESPP at any time prior to the end of an offering period, or such other time as may be specified by the Committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.
Adjustments Upon Recapitalization
If the number or class of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our Committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be issued under the ESPP and which may be purchased by participants.
Change of Control
In the event of a Corporate Transaction (as defined in the ESPP), any offering period then in effect will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the consummation of the Corporate Transaction, and the ESPP will terminate on the consummation of the Corporate Transaction.
Transferability
A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.
Amendment; Termination
The Committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except to the extent such amendment would increase the number of shares available for issuance under our ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our ESPP is terminated, the Committee may elect to terminate all outstanding offering periods immediately, upon the next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Our ESPP will continue until the earlier to occur of (a) termination of the ESPP by the Committee, (b) issuance of all of the shares reserved for issuance under the ESPP, or (c) the tenth anniversary of the effective date of the ESPP.
401(k) Plan
We sponsor a retirement savings plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We match portions of employees’ voluntary contributions. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are projected to reach 50 years of age or older during a calendar year may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law.
Other Benefits
Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective upon the completion of this offering contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (DGCL). Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
■any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
■any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
■with respect to directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
■any transaction from which the director derived an improper personal benefit.
Our restated certificate of incorporation and our restated bylaws that will become effective upon the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, executive officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Compensation Recovery Policy
In connection with the completion of this offering, our board of directors intends to adopt a compensation recovery policy (Compensation Recovery Policy) which will become effective upon the effectiveness of this registration statement. The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the Clawback Rules). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules), including both cash and equity compensation paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.
Equity Award Grant Practices
We grant equity awards on a discretionary basis in connection with certain events such as the commencement or anniversary of employment, promotion, high performance, or the closing of an acquisition. We do not grant awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of any equity awards or executive compensation.

Rule 10b5-1 Plans
Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate a Rule 10b5-1 plan, subject to certain requirements. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines. Prior to 180 days after the date of the completion of this offering, subject to early termination, the sale of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that our directors and executive officers have entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including any employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:
■we have been or are to be a participant;
■the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of our total assets at year-end for the last two completed fiscal years; and
■any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.
Series C Convertible Preferred Stock Financing
In April and May 2024, we sold and issued an aggregate of 52,211,394 shares of our Series C convertible preferred stock (Series C Preferred Stock) at a price per share of $2.0417 for total gross proceeds of approximately $106.6 million. Each share of our Series C Preferred Stock will automatically convert into one share of our common stock in connection with the completion of this offering. Pursuant to the Investors’ Rights Agreement (IRA), as described below, holders of our Series C Preferred Stock are entitled to certain registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
The following table summarizes the Series C Preferred Stock purchased by holders of more than 5% of our outstanding capital stock. Please refer to the section titled “Principal Stockholders” for additional information regarding the shares held by these entities.

NAME OF STOCKHOLDER	SHARES OF SERIES C PREFERRED STOCK	TOTAL CASH PURCHASE PRICE
Entities affiliated with Venrock Healthcare Capital Partners(1)	17,142,578	$35,000,002
Entities affiliated with RTW Investments, LP(2)	9,795,759	$20,000,001
Redmile Biopharma Investments III, L.P.(3)	4,897,879	$10,000,000
Entities affiliated with Blue Owl Healthcare Opportunities GP III LLC(4)	3,820,346	$7,800,000

(1)Consists of shares of our Series C Preferred Stock purchased by Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC, which together beneficially own more than 5% of our outstanding capital stock.
(2)Consists of shares of our Series C Preferred Stock purchased by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Biotech Opportunities Operating Ltd., which together beneficially own more than 5% of our outstanding capital stock.
(3)Consists of shares of our Series C Preferred Stock purchased by Redmile Biopharma Investments III, L.P., which beneficially owns more than 5% of our outstanding capital stock. Ming Fang, a member of our board of directors, is affiliated with Redmile Biopharma Investments III, L.P.
(4)Consists of shares of our Series C Preferred Stock purchased by Blue Owl Healthcare Opportunities III LP and Blue Owl Healthcare Opportunities EF III LP. Tim Anderson, a member of our board of directors, is affiliated with Blue Owl Healthcare Opportunities GP III LLC.
Series D Convertible Preferred Stock Financing
In June 2026, we sold and issued an aggregate of 36,734,094 shares of our Series D convertible preferred stock (Series D Preferred Stock) at a price per share of $2.0417 for total gross proceeds of approximately $75.0 million (the Series D Preferred Stock Financing). Each share of our Series D Preferred Stock will automatically convert into one share of our common stock in connection with the completion of this offering. Pursuant to the IRA, as described below, holders of our Series D Preferred Stock are entitled to certain registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
The following table summarizes the Series D Preferred Stock purchased by holders of more than 5% of our outstanding capital stock. Please refer to the section titled “Principal Stockholders” for additional information regarding the shares held by these entities.

NAME OF STOCKHOLDER	SHARES OF SERIES D PREFERRED STOCK	TOTAL CASH PURCHASE PRICE
Entities affiliated with Venrock Healthcare Capital Partners(1)	4,408,091	$8,999,999
Entities affiliated with RTW Investments, LP(2)	2,448,940	$5,000,001
Janus Henderson Biotech Innovation Master Fund Limited(3)	10,775,334	$21,999,999

(1)Consists of shares of our Series D Preferred Stock purchased by Venrock Healthcare Capital Partners EG, L.P. and Venrock Healthcare Capital Partners XP, L.P., which together beneficially own more than 5% of our outstanding capital stock.
(2)Consists of shares of our Series D Preferred Stock purchased by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Biotech Opportunities Operating Ltd., which together beneficially own more than 5% of our outstanding capital stock.
(3)Consists of shares of our Series D Preferred Stock purchased by Janus Henderson Biotech Innovation Master Fund Limited, which beneficially owns more than 5% of our outstanding capital stock.
Investors’ Rights Agreement
In connection with our Series D Preferred Stock financing, we entered into the IRA with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated and who hold more than 5% of our outstanding common stock. Under the IRA, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act following this offering, and the provisions relating to registration rights included in the IRA will not terminate as a result of this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Indemnification Agreements
We have entered into, and in connection with this offering we intend to enter into, indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and executive officers. See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters” for additional information.
Policies and Procedures for Related Party Transactions
In connection with this offering, we intend to adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of shares of our common stock as of                , 2026, and as adjusted to reflect the shares of our common stock to be issued and sold in this offering, for:
■each of our directors;
■each of our named executive officers;
■all of our current directors and executive officers as a group; and
■each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our common stock that they beneficially owned, subject to applicable community property laws.
The percentage of shares beneficially owned prior to this offering is based on (i)                      shares of our common stock outstanding as of                     , 2026, including           shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all outstanding shares of our convertible preferred stock as of          into an aggregate of         shares of our common stock in connection with the completion of this offering. The percentage of beneficial ownership after this offering is based on         shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock as described above and (ii) the issuance of         shares of our common stock in this offering, assuming that the underwriters do not exercise their option to purchase additional shares in part or in full. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of                , 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lycia Therapeutics, Inc., 400 East Jamie Court, Suite 200, South San Francisco, California 94080.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLYOWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
Directors and Named Executive Officers:
Aetna Wun Trombley, Ph.D.(1)		%	%
Chin Lee, M.D.(2)		%	%
Steve Staben, Ph.D.(3)		%	%
William J. Rieflin(4)		%	%
Tim Anderson(5)		%	%
Ming Fang(6)		%	%
Laurent Fischer, M.D.(7)		%	%
Clare Ozawa, Ph.D.(8)		%	%
All executive officers and directors as a group (10 persons)(9)		%	%
Greater than 5% Stockholders:
Entities affiliated with Versant Ventures(10)		%	%
Entities affiliated with Venrock Healthcare Capital Partners(11)		%	%
Redmile Biopharma Investments III, L.P.(12)		%	%
Entities affiliated with RTW Investments, LP(13)		%	%
Janus Henderson Biotech Innovation Master Fund Limited(14)		%	%

*Represents beneficial ownership of less than 1% of our common stock.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
General
Upon the completion of this offering, our authorized capital stock will consist of         shares of our common stock, $0.0001 par value per share, and         shares of our undesignated preferred stock, $0.0001 par value per share.
Pursuant to the provisions of our current certificate of incorporation, all of our convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Our Series A Preferred Stock, Series B Preferred Stock, our Series C Preferred Stock and our Series D Preferred Stock will convert at a ratio of 1 for 1. Assuming the effectiveness of this conversion as of            , 2026, there were         shares of our common stock issued, held by approximately         stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.
Preferred Stock
After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding and not above the number of shares of that series authorized, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of             , 2026, we had outstanding options to purchase an aggregate of       shares of our common stock, with a weighted-average exercise price of $        per share under our 2020 Plan.
Registration Rights
Pursuant to the terms of the IRA immediately following this offering, the holders of         shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act as described below. We refer to these shares collectively as registrable securities.
These rights are provided under the terms of the IRA between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings prior to this offering.
Demand Registration Rights
Beginning from the earlier of five years after April 26, 2024 or 180 days after the effective date of this registration statement, the holders of a majority of the registrable securities issued or issuable upon conversion of shares of preferred stock may make a request to us for the registration under the Securities Act of at least a majority of the registrable securities then outstanding covering the registration of registrable securities with an anticipated aggregate offering price, net of selling expenses, of at least $5.0 million. Within 10 days after the date such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the holders that initiated the request and, as soon as practicable and in any event within 60 days after the date such request is given, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us.
The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.
Form S-3 Registration Rights
The holders of at least a majority of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, and if the anticipated aggregate price to the public of the shares offered, net of selling expenses, is at least $5.0 million. Within 10 days after such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the initiating holders and as soon as practicable and in any event within 45 days, file a Form S-3 registration statement covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days if, after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us; provided that we may not register any securities for our own account or that of any other stockholder during such 90-day period other than under certain circumstances.
The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.
Piggyback Registration Rights
If we register any of our securities for public sale solely for cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to our first underwritten public offering of our common stock under the Securities Act. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of our registrable securities, in proportion (as nearly as practicable) to the amount of registrable securities owned by each such holder or in such other proportions as shall mutually be agreed to by all such holders. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by us) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 30% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the selling holders may be excluded further if the underwriters make the determination described above and no other stockholder’s securities are included in such offering. If a holder elects not to include all of its registrable securities in any registration statement thereafter filed by us, such holder will nevertheless continue to have the right to include any registrable securities in a subsequent registration statement or registration statements as may be filed by us with respect to offerings of our securities, subject to the terms and conditions of the IRA.
Expenses of Registration Rights
We generally will pay all expenses, other than underwriting discounts and selling commissions, incurred in connection with each of the registrations described above, including all registration, filing and qualification fees; printers’ and accounting fees; fees and disbursements of our counsel; and the reasonable fees and disbursements, not to exceed $35,000, of one counsel for the selling holders, provided, however, that the registrations described above are not subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered (in which case all selling holders shall bear such expenses pro rata based upon the number of registrable securities that were to be included in the withdrawn registration) unless the holders of a majority of the registrable securities agree to forfeit their right to a registration as described above.
Expiration of Registration Rights
The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (i) such time after this offering as the registrable securities held by such holder may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act (and without the requirement for us to be in compliance with the current public information required under Rule 144(c)(1) of the Securities Act) and such holder (together with its affiliates, as that term is defined under Rule 144 of the Securities Act) hold less than one percent of our outstanding capital stock, or (ii) the third anniversary of this offering.
Anti-Takeover Provisions
The provisions of the DGCL, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:
■prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
■the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also executive officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
■at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Company, including the following:
■Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
■Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors” for additional information.

■Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated certificate of incorporation and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
■Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
■No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
■Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.
■Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation will require approval by the holders of at least two-thirds of our outstanding common stock, unless such amendments are approved by two thirds of our entire board of directors, in which case stockholders can approve by a simple majority.
■Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to             shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.
■Choice of Forum. Our restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, executive officers, other employees or agents of our Company, which may discourage lawsuits against us and our directors, executive officers and other employees.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be        . The transfer agent and registrar’s address is        .
Listing
We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “LYCA,” and this offering is contingent upon obtaining approval of such listing.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon the completion of this offering, based on           shares of our capital stock outstanding as of            , 2026 including           shares of unvested restricted stock subject to repurchase, we will have a total of         shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of         shares of our common stock and (ii) the issuance of         shares of common stock in this offering, assuming that the underwriters do not exercise their option to purchase additional shares in part or in full. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below.
The remaining         outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have, or will have, entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below.
Lock-Up Agreements
We, our officers, directors and holders of substantially all of our securities, have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, among other things and subject to certain exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sell, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, or publicly declare an intention to do any of the foregoing. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the subsection titled “Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”
Jefferies LLC and TD Securities (USA) LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period. See the section titled “Underwriting” for additional information.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, Rule 144 provides that once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
■1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after the completion of this offering; or
■the average reported weekly trading volume of shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.
Form S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, outstanding shares of restricted stock and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 held by affiliates may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the     shares of our common stock that were subject to options outstanding as of            , 2026, options to purchase       shares of common stock were vested as of            , 2026. Shares of our common stock underlying outstanding options will not be eligible for sale until the expiration of the lock-up and market standoff agreements to which they are subject.
Registration Rights
We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation relating thereto, does not discuss the potential application of any alternative minimum tax or the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the Code) and does not deal with state or local tax laws, any U.S. federal non-income tax laws such as gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax laws that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:
■insurance companies, banks, investment funds and other financial institutions;
■tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
■foreign governments and international organizations;
■broker-dealers and traders in securities;
■certain former citizens or long-term residents of the United States;
■“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
■persons that own, or are deemed to own, actually or constructively (including but not limited for purposes of Section 897 of the Code), more than 5% of our common stock;
■“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
■persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;
■persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
■partnerships and other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes, and investors in such entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them of the ownership or disposition of shares of our common stock.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of owning and disposing of our common stock.
Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue

Service (IRS), and judicial decisions, in each case as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, or could be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
Definition of Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock, that is not a “U.S. person” or a partnership or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
■an individual who is a citizen or resident of the United States;
■a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
■an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
■a trust that (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
If you are an individual who is not a U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions on Our Common Stock
We do not expect to make any distributions on our common stock in the foreseeable future (see the section titled “Dividend Policy” above). If we do make distributions on our common stock, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the subsection titled “—Gain on Disposition of Our Common Stock.”

Subject to the discussions below under the subsection titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate on the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of tax residence. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under the income tax treaty. Such form must be provided prior to the payment of dividends and generally must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same rates applicable to United States persons.
A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
Gain on Disposition of Our Common Stock
Subject to the discussions below under the subsections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless:
(i)the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States);
(ii)the Non-U.S. Holder is a nonresident alien who is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or
(iii)we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) (USRPHC) at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.
If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at the same U.S. federal income tax rates applicable to United States persons. Corporate Non-U.S. Holders described in (i) above may also be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of their effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (iii) above, in general, we would be a USRPHC if U.S. real property interests as defined in the Code and the Treasury Regulations comprised (by fair market value) at least half of the sum of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we were to be treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of our common stock at all times within the shorter of (A) the five-year period preceding the disposition or (B) the Non-U.S. Holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of tax residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership or disposition of our common stock.
Backup Withholding and Information Reporting
Annual reports are required to be filed with the IRS, by us or certain financial middlemen, with respect to any distributions we pay on our common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the holder’s country of tax residence.
Distributions paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. federal backup withholding, currently at a 24% rate. U.S. federal backup withholding generally will not apply to payments to a Non-U.S. Holder of dividends or on the gross proceeds of a disposition of our common stock who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. broker or a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable, or otherwise establishes an exemption.
Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (FATCA), as reflected in Sections 1471 through 1474 of the Code, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined under FATCA), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. INCOME AND NON-INCOME TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated         , 2026, among us and Jefferies LLC, TD Securities (USA) LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
TD Securities (USA) LLC
Evercore Group L.L.C.
Guggenheim Securities, LLC
LifeSci Capital, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $       per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $          . We have also agreed to reimburse the underwriters for up to $                   for their Financial Industry Regulatory Authority, Inc. (FINRA), counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Determination of Offering Price
Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
Listing
We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “LYCA,” and this offering is contingent upon obtaining approval of such listing.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:
■sell, offer to sell, contract to sell or lend any of our securities,
■effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any of our securities,
■pledge, hypothecate or grant any security interest in any of our securities,
■in any other way transfer or dispose of our securities,

■enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any of our securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise,
■announce the offering of any of our securities,
■submit or file any registration statement under the Securities Act in respect of our securities (other than contemplated by this offering);
■effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting our outstanding securities;
■publicly announce the intention to do any of the foregoing.
This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus (the Lock-Up Period).
The restrictions on our actions, as described above, do not apply to certain transactions, including:
(i)this offering; and
(ii)the issuance of shares of common stock or options to purchase shares of common stock, or issue shares of common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares of common stock or options agree in writing with the underwriters not to sell, offer, dispose of or otherwise transfer any such shares of common stock or options during the Lock-Up Period without the prior written consent of Jefferies LLC and TD Securities (USA) LLC (which consent may be withheld in their sole discretion).
The restrictions described in the preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:
(i)as a bona fide gift or gifts, including, without limitation, to a charitable organization or educational institution;
(ii)by will or intestacy;
(iii)to any trust or other entities formed for the direct or indirect benefit of the lock-up party or a family member of the lock-up party;
(iv)to any family member;
(v)to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;
(vi)if the lock-up party is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust;
(vii)to a corporation, partnership, limited liability company or other entity of which the lock-up party or any family member is the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(viii)if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party (including, for the avoidance of doubt, any wholly-owned direct or indirect subsidiary of the lock-up party or to the immediate or indirect parent entity of the lock-up party), or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or other disposition by the lock-up party to its stockholders, partners, members or other equity holders;
(ix)that the lock-up party may purchase (A) from the underwriters in this offering or (B) in open market transactions after the completion of this offering;
(x)by operation of law, such as pursuant to a court order, divorce settlement, divorce decree or separation agreement, or related court order, in each case related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that such securities shall remain subject to the terms of the lock-up agreement;
(xi)in connection with the exercise or settlement on a cash basis of options, restricted stock units or other rights to purchase our securities granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, provided that any securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreement;
(xii)to us (A) in connection with the “net” or “cashless” exercise of options, warrants or other rights to purchase securities from us (including any transfer to us for the payment of tax withholdings or remittance payments due as a result of such exercise), which options, warrants or rights are described in this prospectus, and (B) in connection with the vesting or settlement of restricted stock units or other rights to purchase our securities, for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units or other rights, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, provided that any securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreement;
(xiii)pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of the company (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of our securities or other such securities in connection with such transaction, or vote any securities or other such securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s securities shall remain subject to the provisions of the lock-up agreement;
(xiv)pursuant to the conversion or reclassification of the outstanding preferred stock or any other securities of the company into securities as disclosed in this prospectus, provided that any such securities received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement; and
(xv)to us in connection with (A) the termination of the lock-up party’s employment with us, or (B) pursuant to agreements under which we have the option to repurchase such securities.
Furthermore, the lock-up party may establish or amend a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities, provided that (i) such plan does not provide for the transfer of securities during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment or amendment of such plan during the Lock-Up Period, such announcement or filing shall include a statement to the effect that no transfer of securities may be made under such plan during the Lock-Up Period.

Jefferies LLC and TD Securities (USA) LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor any of the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Canada
(A)Resale Restrictions
The distribution of the shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.
(B)Representations of Canadian Purchasers
By purchasing the shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
■the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 - Prospectus Exemptions,
■purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,
■required by law, the purchaser is purchasing as principal and not as agent, and

■the purchaser has reviewed the text above under Resale Restrictions.
(C)Conflicts of Interest
Canadian purchasers are hereby notified that each of the underwriters is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 - Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
(D)Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E)Enforcement of Legal Rights
All of our directors and officers as well as the experts named may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F)Taxation and Eligibility for Investment
Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.
(G)Language of Documents
The purchaser confirms its express wish and that it has requested that this document, all documents evidencing or relating to the sale of the securities described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent document, tous les documents attestant de la vente des titres décrits dans le présent document ou s'y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (Corporations Act) and has not been lodged with the Australian Securities and Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
(i)You confirm and warrant that you are either:
■a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
■a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
■a person associated with the Company under Section 708(12) of the Corporations Act; or
■a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
(ii)You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(i)to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(iii)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO), and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(i)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(ii)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(A)to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(B)where no consideration is or will be given for the transfer;
(C)where the transfer is by operation of law;
(D)as specified in Section 276(7) of the SFA; or

(E)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(i)where (A) the offer is conditional on the admission of the shares of common stock to trading on the London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (B) the shares of common stock being offered are at the time of the offer already admitted to trading on London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(ii)to any “qualified investor” as defined in paragraph 15 of Schedule 1 of the POATR;
(iii)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or
(iv)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication to any person which presents sufficient information on: (i) the shares of common stock to be offered; and (ii) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of common stock and the expression "POATR" means the Public Offers and Admissions to Trading Regulations 2024.
This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom, or (ii) qualified investors who are also (A) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), or (B) high-net-worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i) - (iii) together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS
The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Cooley LLP, San Diego, California is acting as counsel for the underwriters in connection with this offering.

EXPERTS
The financial statements of Lycia Therapeutics, Inc. as of December 31, 2024 and 2025 and for each of the years in the two-year period ended December 31, 2025, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any document are not necessarily complete. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.
We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at https://www.lyciatx.com. Upon completion of this offering, you may access our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC on our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We have included our website in this prospectus solely as an inactive textual reference.

LYCIA THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Lycia Therapeutics, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Lycia Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP

We have served as the Company’s auditor since 2022.
San Francisco, California
July 2, 2026

LYCIA THERAPEUTICS, INC.
BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$30,591	$19,268
Marketable securities, current	107,427	59,854
Prepaid expenses and other current assets	1,810	1,510
Total current assets	139,828	80,632
Property and equipment, net	3,266	1,712
Restricted cash	149	151
Operating lease right-of-use assets	4,627	2,641
Marketable securities, non-current	3,007	12,069
Other non-current assets	34	10
Total assets	$150,911	$97,215
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,270	$996
Accrued liabilities	14,385	4,405
Operating lease liabilities, current	1,848	1,022
Deferred revenue, current	4,741	—
Other current liabilities	83	63
Total current liabilities	23,327	6,486
Operating lease liabilities, non-current	2,923	1,727
Other non-current liabilities	249	—
Total liabilities	26,499	8,213
Commitments and contingencies (Note 8)
Convertible preferred stock, $0.0001 par value, 117,199,373 shares authorized, issued and outstanding as of December 31, 2024 and 2025; liquidation preference $203,310 as of December 31, 2024 and 2025	202,341	202,341
Stockholders’ deficit:
Common stock, $0.0001 par value, 157,678,000 shares authorized as of December 31, 2024 and 2025; 13,961,007 and 14,387,691 shares issued as of December 31, 2024 and 2025, respectively; 13,825,672 and 14,344,316 shares outstanding as of December 31, 2024 and 2025, respectively	1	1
Additional paid-in capital	2,917	4,123
Accumulated other comprehensive income	253	97
Accumulated deficit	(81,100)	(117,560)
Total stockholders’ deficit	(77,929)	(113,339)
Total liabilities, convertible preferred stock and stockholders’ deficit	$150,911	$97,215

The accompanying notes are an integral part of these financial statements.

LYCIA THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2025
Collaboration revenue	$14,936	$6,741
Operating expenses:
Research and development	41,069	40,507
General and administrative	6,400	6,112
Restructuring and impairment charges	—	1,528
Total operating expenses	47,469	48,147
Loss from operations	(32,533)	(41,406)
Other income, net:
Interest income	6,193	4,830
Interest expense	(39)	(31)
Other expense, net	(117)	(102)
Total other income, net	6,037	4,697
Loss before income taxes	(26,496)	(36,709)
Provision for (benefit from) income tax	7	(249)
Net loss	$(26,503)	$(36,460)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities, net	207	(156)
Comprehensive loss	$(26,296)	$(36,616)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,396,320	14,095,819
Net loss per share attributable to common stockholders, basic and diluted	$(1.98)	$(2.59)

The accompanying notes are an integral part of these financial statements.

LYCIA THERAPEUTICS, INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	64,987,979	$96,097	12,500,545	$1	$1,790	$46	$(54,597)	$(52,760)
Issuance of Series C convertible preferred stock, net of issuance costs of $356	52,211,394	106,244	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	633,182	—	156	—	—	156
Exercise of stock options	—	—	691,945	—	180	—	—	180
Stock-based compensation	—	—	—	—	791	—	—	791
Unrealized gain on marketable securities, net	—	—	—	—	—	207	—	207
Net loss	—	—	—	—	—	—	(26,503)	(26,503)
Balance as of December 31, 2024	117,199,373	202,341	13,825,672	1	2,917	253	(81,100)	(77,929)
Vesting of early exercised stock options	—	—	94,063	—	34	—	—	34
Exercise of stock options	—	—	424,581	—	74	—	—	74
Stock-based compensation	—	—	—	—	1,098	—	—	1,098
Unrealized loss on marketable securities, net	—	—	—	—	—	(156)	—	(156)
Net loss	—	—	—	—	—	—	(36,460)	(36,460)
Balance as of December 31, 2025	117,199,373	$202,341	14,344,316	$1	$4,123	$97	$(117,560)	$(113,339)

The accompanying notes are an integral part of these financial statements.

LYCIA THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2025
Operating activities:
Net loss	$(26,503)	$(36,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	791	1,098
Accretion of discount on marketable securities, net	(2,906)	(1,769)
Impairment of property and equipment	—	489
Depreciation expense	1,176	1,190
Reduction in the carrying amount of right-of-use assets	1,209	1,645
Other	(2)	108
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(947)	205
Accounts payable	1,445	(1,230)
Accrued liabilities	12,158	(9,980)
Operating lease liabilities	(1,142)	(1,681)
Deferred revenue	(14,936)	(4,741)
Other liabilities	155	(236)
Net cash used in operating activities	(29,502)	(51,362)
Investing activities:
Purchases of property and equipment	(1,271)	(194)
Proceeds from sale of property and equipment	—	35
Purchases of marketable securities	(127,514)	(82,274)
Proceeds from maturities of marketable securities	69,075	122,397
Net cash (used in) provided by investing activities	(59,710)	39,964
Financing activities:
Proceeds from the issuance of Series C convertible preferred stock	106,600	—
Payment of Series C convertible preferred stock issuance costs	(356)	—
Repurchases of unvested common stock	—	(3)
Proceeds from the exercise of common stock options	180	80
Net cash provided by financing activities	106,424	77
Net increase (decrease) in cash, cash equivalents and restricted cash	$17,212	$(11,321)
Cash, cash equivalents and restricted cash at beginning of year	13,528	30,740
Cash, cash equivalents and restricted cash at end of year	$30,740	$19,419
Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$30,591	$19,268
Restricted cash	149	151
Cash, cash equivalents and restricted cash	$30,740	$19,419
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$86	$1
Non-cash investing and financing activities:
Change in operating lease right-of-use assets and lease liabilities from new and modified leases	$1,753	$(341)
Vesting of early exercised stock options	$156	$34

The accompanying notes are an integral part of these financial statements.

LYCIA THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
1. Organization and Description of Business
Description of Business
Lycia Therapeutics, Inc. (the Company) was incorporated in the State of Delaware in October 2019 and has its principal operations in South San Francisco, California. The Company is a clinical-stage biotechnology company focused on the discovery and development of novel therapeutics designed to degrade disease-causing extracellular proteins, with an initial focus on addressing autoimmune, inflammatory and allergic diseases.
Liquidity and Capital Resources
The Company has incurred significant operating losses since inception and expects to continue to incur losses for the foreseeable future as it advances its clinical and nonclinical programs through development. As of December 31, 2025, the Company had an accumulated deficit of $117.6 million.
Historically, the Company has funded its operations primarily through private placements of its convertible preferred stock, and, to a lesser extent, through issuance of convertible notes and strategic collaboration and licensing arrangements. The Company may never achieve profitability, and until then, the Company will need to continue to raise additional capital. The Company may seek to raise additional capital through additional equity financings, strategic collaborations and licensing arrangements, debt financing or other sources of financing. The availability and timing of additional financing are outside of the Company’s control, and there can be no assurance that such financing will be available on acceptable terms, or at all.
As of December 31, 2025, the Company had cash, cash equivalents and marketable securities of $91.2 million. Based on the Company’s current operating plan, and proceeds from the issuance and sale of shares of the Company’s Series D convertible preferred stock (see Note 16, Subsequent Events), management believes the Company has sufficient working capital to fund planned operating expenses and capital expenditure requirements for at least one year from the date these financial statements are issued.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosures of contingencies as of the balance sheet date, as well as the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions include revenue recognition and deferred revenue related to its collaboration agreement, accrued research and development expense, the fair value of its marketable securities, the fair value of its common stock and stock-based compensation awards, the incremental borrowing rate used in accounting for leases, the estimated useful lives of property and equipment, and accounting for income taxes, including the valuation allowance on deferred tax assets. Management bases its estimates on historical experience and other assumptions that it believes to be reasonable under the circumstances. Actual results may differ materially from those estimates. Changes in estimates are recognized in the period in which they become known and in any future periods affected.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to companies in the biotechnology industry, including, but not limited to, the outcome of preclinical studies and clinical trials, potential difficulties with or delays in timing with respect to regulatory approval processes, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, ability to secure additional capital to fund operations, and risks associated with the economic challenges caused by economic uncertainty in various global markets caused by geopolitical instability and conflict. The Company and its contractors may experience disruptions in supply of items that are essential for its research and development activities.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash, cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company's marketable securities are comprised of U.S. government and agency securities, corporate debt securities, and commercial paper of corporations. The Company mitigates credit risk by maintaining a diversified portfolio and limiting the amount of investment exposure as to issuer, maturity and investment type.
Cash, Cash Equivalents, and Restricted Cash
Cash readily available in checking and money market fund accounts are considered to be cash and cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2024 and 2025, cash equivalents are comprised of money market funds. Restricted cash primarily represents cash on deposit with a financial institution to collateralize letters of credit related to the Company’s non-cancellable operating lease for its corporate headquarters.
Marketable Securities
The Company classifies its marketable securities as available-for-sale and records such assets at estimated fair value on the balance sheets, with unrealized gains and losses, if any, reported as a component of other comprehensive income (loss) within the statements of operations and comprehensive loss. Short-term marketable securities have maturities greater than three months and less than one year and are classified as current assets on the balance sheets. Non-current marketable securities consist of marketable securities having maturities greater than one year from the reporting date. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity which is included in interest income on the statements of operations and comprehensive loss. Realized gains and losses are calculated on the specific-identification method and recorded as interest income or expense. The Company reviews available-for-sale securities at each reporting date for declines in fair value below their amortized cost basis to determine whether the impairment is due to credit-related or other factors. The review includes the creditworthiness of the security issuers, the severity of the unrealized losses, whether the Company has the intent to sell the securities and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their amortized cost bases. There were no realized gains or losses from sales of marketable securities during any of the periods presented. Interest earned on marketable securities is included in interest income. Accrued interest on marketable securities is included in prepaid expenses and other current assets on the balance sheets.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and consists of laboratory equipment, office equipment and furniture, and computer and networking equipment. Depreciation is calculated using the straight-line method over the estimated useful life of five years for each asset class. Repairs and maintenance are charged to expense as incurred. Upon retirement or sale of the assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gains or losses are recorded in the statements of operations and comprehensive loss.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Recoverability is measured by comparison of the carrying amount to the estimated undiscounted future net cash flows which the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value. The fair value is determined based on the quoted market prices for similar assets. During the year ended December 31, 2025, the Company recognized an impairment charge of $0.5 million for certain laboratory equipment, in connection with the Company’s restructuring activities (see Note 9, Restructuring). The Company did not recognize any impairment losses for the year ended December 31, 2024.
Leases
At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration. If a lease is identified, classification is determined at lease commencement. The lease term is determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. Operating lease liabilities are determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. Operating lease right-of-use (ROU) assets are determined based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives. Rent expense for operating leases is recognized on a straight-line basis over the lease term. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable expenses for common area maintenance and other variable costs are recognized as expense as incurred. For short-term leases defined as leases with an original term of one year or less, the Company elects not to recognize the ROU assets and lease liabilities and recognizes the lease payments as incurred in operating expenses in the statements of operations and comprehensive loss.
Revenue Recognition
The Company evaluates its collaboration arrangements at contract inception under ASC Topic 808, Collaborative Arrangements (ASC 808), and assesses whether such arrangements, or components thereof, are within the scope of other applicable guidance. Payments received from a collaboration partner that represent consideration from a customer are accounted for under ASC Topic 606, Revenue from Contracts with Customers (ASC 606). To date, all collaboration revenue has been derived from the Company’s agreement with Eli Lilly and Company and accounted for under ASC 606 (see Note 6, Collaboration Agreement).
Under ASC 606, the Company identifies performance obligations within each contract, determines the transaction price (including variable consideration), and allocates the transaction price to performance obligations on a relative standalone selling price basis. Revenue is recognized when, or as, performance obligations are satisfied.
Collaboration arrangements generally include nonrefundable upfront license fees, development, regulatory and commercial milestone payments, and royalties on net product sales.
Amounts received prior to satisfying performance obligations are recorded as deferred revenue, which is classified as current or non-current based on the expected timing of revenue recognition.
Research and Development Expenses
Research and development expenses consist of both direct and indirect costs and are expensed as incurred. Direct program expenses are incurred under arrangements with outside service vendors conducting research and development services on the Company's behalf related to the Company’s therapeutic candidates. Indirect expenses include salaries and personnel-related costs, including stock-based compensation, consulting expenses and other external costs not directly related to the Company’s programs, and allocated expenses for facilities, equipment, and other costs.
The Company estimates accrued research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct research and development activities on its behalf. Research and development expenses are recognized as services are rendered, including amounts for services performed but not yet invoiced, with corresponding accruals recorded in accrued liabilities on the balance sheets. Such estimates are based on factors including the level of effort expended and progress under applicable agreements with its third-party service providers and may involve judgment by the Company. As actual costs become known, the Company adjusts its accrued liabilities accordingly. While the Company has not experienced any material differences between accrued costs and actual costs, the status and timing of actual services performed may vary from estimates, which could result in adjustments to expenses in future periods and may materially affect the Company’s results of operations. Payments made in advance of services rendered are recorded as prepaid expenses and contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.
Stock-Based Compensation
The Company measures and recognizes stock-based compensation for all stock-based payment awards, including stock options granted to employees and nonemployees, based on the fair value of the awards at the grant date. The Company estimates the grant date fair value of stock option grants using the Black-Scholes option pricing model (BSM). Stock-based compensation is generally recognized on a straight-line basis over the requisite service period of the awards, usually the vesting period. The Company recognizes forfeitures as they occur.
The Company permits holders of stock options to early exercise unvested options. Shares issued upon early exercise remain subject to the same vesting terms and the Company’s repurchase or forfeiture rights that applied to the underlying option award until such vesting conditions lapse. Unvested early exercised stock options are included in issued common stock balances and excluded from outstanding common stock balances, with a corresponding liability for the exercise proceeds recognized within other current liabilities in the balance sheets. Unvested shares issued upon early exercise of options are subject to repurchase upon the grantee’s termination, at the lower of the exercise price or the then current fair market value.
Income Taxes
Income taxes have been accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in its financial statements, represent its unrecognized income tax benefits, which the Company either records as a liability or as a reduction of deferred tax assets. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for (benefit from) income tax. Any accrued interest and penalties are included within the related tax liability.
Other Comprehensive Income (Loss)
Other comprehensive income (loss) is comprised of net loss and the impacts of unrealized gains and losses associated with marketable securities available-for-sale.
Net Loss Per Share Attributable to Common Stockholders
The Company calculates net loss per share using the two-class method because it has issued convertible preferred stock that qualifies as a participating security, in addition to the outstanding common stock. The two-class method determines net loss per share for common stock and participating securities, accounting for dividends declared or accumulated and participation rights in undistributed earnings.
The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based on their dividend rights as if all income for the period had been distributed. The participating securities that contractually participate in dividends with common stock do not have a contractual obligation to share in the Company’s losses. As such, net losses for the years ended December 31, 2024 and 2025 were not allocated to the Company’s convertible preferred stock.
Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period. Unvested securities included in the outstanding common stock, such as unvested early exercised options, are excluded from the denominator in the net loss per share calculation.
Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, including potential dilutive common stock. Diluted net loss per share considers potentially dilutive common stock, including outstanding common stock options, early exercised unvested common stock options, and shares of convertible preferred stock. For all periods presented, all potentially dilutive common stock is excluded as they have an anti-dilutive impact.
Emerging Growth Company Status
The Company is an emerging growth company (EGC), as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act), and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued Accounting Standard Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). ASU 2023-07 requires incremental annual and quarterly disclosures about segment measures of profit or loss as well as significant segment expenditures. It also requires public entities with a single reportable segment to provide all segment disclosures required by the amendments and all existing segment disclosures in Topic 280. The Company adopted the standard retrospectively as of December 31, 2024. The adoption of this standard resulted in increased disclosures, including significant segment expenditures, in the notes to the Company’s financial statements. See Note 15, Segment Information, for the Company’s segment disclosures.
Recently Issued Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The new standard is effective for fiscal years beginning after December 15, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently assessing the effects of adoption of ASU 2023-09 on its financial statements and disclosures.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (ASU 2024-03). ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the statements of operations and comprehensive loss as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its financial statements and disclosures.
3. Fair Value Measurements
The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The carrying values of the Company’s prepaid expenses and other current assets, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

The following table presents the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	Valuation Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	Level 1	$28,008	$—	$—	$28,008
Total cash equivalents		28,008	—	—	28,008
Marketable securities, current:
Commercial paper	Level 2	21,019	30	(4)	21,045
Corporate bonds	Level 2	32,272	69	(2)	32,339
U.S. agency bonds	Level 2	12,212	30	—	12,242
U.S. government bonds	Level 1	41,677	124	—	41,801
Total marketable securities, current		107,180	253	(6)	107,427
Marketable securities, non-current:
U.S. government bonds	Level 1	3,001	6	—	3,007
Total marketable securities, non-current		3,001	6	—	3,007
Total financial assets		$138,189	$259	$(6)	$138,442

The following table presents the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2025 (in thousands):

	Valuation Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	Level 1	$18,636	$—	$—	$18,636
Total cash equivalents		18,636	—	—	18,636
Marketable securities, current:
Commercial paper	Level 2	13,159	5	(3)	13,161
Corporate bonds	Level 2	26,176	25	(1)	26,200
U.S. agency bonds	Level 2	996	—	—	996
U.S. government bonds	Level 1	19,451	46	—	19,497
Total marketable securities, current		59,782	76	(4)	59,854
Marketable securities, non-current:
U.S. government bonds	Level 1	12,044	25	—	12,069
Total marketable securities, non-current		12,044	25	—	12,069
Total financial assets		$90,462	$101	$(4)	$90,559

The Company determines the fair value of its cash equivalents and marketable securities based on quoted market prices, where available, and valuations obtained from third-party pricing services. Money market funds and U.S. government bonds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets for identical assets. Commercial paper, U.S. agency bonds, and corporate debt securities are typically classified within Level 2 because they are valued using other observable inputs, including quoted prices for similar instruments, benchmark yields, broker-dealer quotes, reported trades, issuer spreads, and other market-corroborated inputs. As of December 31, 2025, the Company did not hold any marketable securities that had been in a continuous unrealized loss position for over 12 months.

4. Balance Sheet Details
Property and Equipment, Net
Property and equipment, net as of December 31, 2024 and 2025 consisted of the following (in thousands):

	December 31,
	2024	2025
Laboratory equipment	$6,328	$5,206
Computer and networking equipment	30	30
Office equipment and furniture	92	92
Total property and equipment	6,450	5,328
Less: accumulated depreciation	(3,184)	(3,616)
Total property and equipment, net	$3,266	$1,712

Depreciation expense was $1.2 million for each of the years ended December 31, 2024 and 2025.
As a part of the Company’s June 2025 restructuring, the Company identified certain laboratory equipment that was no longer utilized for current or expected future operations. Accordingly, the Company recognized impairment charges of $0.5 million during the year ended December 31, 2025, within restructuring and impairment charges in the statements of operations and comprehensive loss (see Note 9, Restructuring).
Accrued Liabilities
Accrued liabilities as of December 31, 2024 and 2025 consisted of the following (in thousands):

	December 31,
	2024	2025
Accrued compensation	$2,043	$1,749
Accrued research expenses	300	1,426
Accrued manufacturing expenses	11,364	676
Other accrued expenses	678	554
Total accrued liabilities	$14,385	$4,405

5. License Agreements
RSR Agreement
In July 2025, the Company entered into a non-exclusive license agreement (the RSR Agreement) with RSR Limited (RSR), pursuant to which the Company obtained a worldwide license to certain RSR thermostable TSHR patents for use in the Company’s preclinical research and development program that seeks to develop a LYTAC degrader that binds and rapidly eliminates disease-causing TSHR autoantibodies. As consideration for the license, the Company paid a non-refundable upfront fee of $0.3 million.
Under the RSR Agreement, the Company is required to pay annual maintenance fees on each anniversary of the effective date, beginning at $50,000 on the first anniversary and increasing to $0.3 million on the fifth anniversary and each anniversary thereafter. The Company recognized $0.3 million of expense related to the RSR Agreement during the year ended December 31, 2025. If the Company out-licenses a licensed product to a third party that will develop and commercialize such licensed product, the Company must pay RSR a mid-single-digit percentage fee of consideration the Company or its affiliates receive for the sublicense or, if the consideration relates to an event that is also a milestone under the agreement, the higher of (a) the mid-single-digit percentage fee and (b) the corresponding milestone amount.
The RSR Agreement also provides for aggregate milestone payments of up to $12.0 million, payable upon the earlier of the achievement of specified clinical and regulatory milestones or specified dates set forth in the agreement. The first milestone payment of $0.3 million is due upon the earlier of the filing of an Investigational New Drug (IND) application for the first licensed product or January 31, 2027. The Company may terminate the RSR Agreement without cause upon 90 days’ written notice. If the agreement is terminated before any milestone event has occurred, no milestone payments would be due. Accordingly, milestone amounts are recognized as research and development expense when the Company concludes that payment becomes probable based on the passage of time while the agreement remains in effect, or upon the occurrence of the applicable clinical or regulatory milestone. Unless earlier terminated, the RSR Agreement remains in effect until the expiration of the last-to-expire licensed patent, which the Company anticipates will occur in 2035 barring any post-issuance patent term extensions. The Company may terminate the RSR Agreement for any reason upon a specified prior written notice period. RSR may terminate the RSR Agreement in the event the Company breaches any material provision of the RSR Agreement, subject to a notice and cure period. As of December 31, 2025, the Company had not recognized any expense related to milestone payments.
Other License Agreements
The Company has entered into license agreements to further access, acquire, discover, develop and commercialize certain targets, technologies and treatments, including technology for LYTACs. The Company recognized $0.1 million and $0.3 million of expense related to these license agreements during the years ended December 31, 2024 and 2025, respectively.
The Company may also be required to make aggregate milestone payments of up to $1.9 million upon achievement of certain development and regulatory milestones for each licensed product under the LYTAC license agreement, and aggregate milestone payments up to $8.3 million upon achievement of certain clinical and regulatory milestones per research plan under its other license arrangement. Under these agreements, the Company may also be required to pay royalties on future product sales, if any. Any potential future milestone payment amounts will be accrued when the related contingency is resolved and the milestone consideration becomes payable. Royalty payments will be expensed in the period in which the underlying revenues are earned.
6. Collaboration Agreement
In August 2021, the Company entered into a research and collaboration agreement (the Lilly Agreement) with Eli Lilly and Company (Lilly) to research, develop and commercialize novel degraders directed to up to five targets in Lilly’s therapeutic areas of focus. Under the Lilly Agreement, the parties conducted research activities under an agreed research plan, after which Lilly assumed responsibility for further development and commercialization of resulting products and would hold an exclusive, worldwide license.
The initial research term was for four years, with an option for Lilly to extend for one additional year for a non-refundable fee of $2.0 million. The Lilly Agreement also provided Lilly the option to substitute certain targets for additional fees. The Company concluded that these options did not provide Lilly with a material right and therefore did not represent separate performance obligations. In August 2025, Lilly exercised its one-year extension option and paid the $2.0 million extension fee.
As consideration under the Lilly Agreement, Lilly paid the Company a one-time, non-refundable, non-creditable upfront payment of $35.0 million. In addition, the Company was eligible to receive preclinical, development and commercial milestone payments and royalties. As of December 31, 2025, no milestones had been achieved. In November 2025, Lilly notified the Company of its election to terminate the Lilly Agreement without cause, which became effective on February 12, 2026.
The Company determined that the Lilly Agreement is within the scope of ASC 808 and accounted for payments received thereunder in accordance with ASC 606. The license, research and development services, and joint steering committee participation were accounted for as one combined performance obligation, with revenue recognized using a cost-based input method. The Company recognized the $35.0 million upfront payment and $2.0 million extension fee over the respective periods of performance.
Following Lilly’s notice of termination in November 2025, the Company completed its remaining activities and recognized all remaining deferred revenue by December 2025, as there were no remaining performance obligations.
Revenue recognized during the years ended December 31, 2024 and 2025 from amounts included in deferred revenue balance at the beginning of the respective periods was $14.9 million and $4.7 million, respectively.
7. Leases
The Company leases offices and lab facilities located in South San Francisco, California, under operating lease arrangements, with various expiration dates from March 2027 through October 2028. The Company’s lease for its headquarters includes one renewal option of five years, which is not included in the lease term as its exercise is not reasonably certain.

In March 2024, the Company amended a laboratory facility lease to relocate to a larger research facility in a different building with the same lessor, extending the lease term through March 2026. The Company accounted for this amendment as a lease modification, which resulted in a $0.8 million increase to the ROU asset and lease liability. In 2024, the Company also amended a short-term lease for laboratory and office space located in the same building as its headquarters, to expand the leased premises and extend the lease term of the original and expansion premises through September 2026. The Company recorded an ROU asset and lease liability of $1.0 million related to this lease.
In August 2025, the Company amended the laboratory and office lease to reduce the lease term to expire on December 31, 2025. The Company accounted for the amendment as a lease modification resulting in a decrease of $0.3 million to both the ROU asset and lease liability. In November 2025, the Company entered into the first amendment to its lease for its headquarters to expand the leased premises in the same building, commencing January 1, 2026, the date on which the Company obtained control of the additional premises. The lease for the expansion premises is coterminous with the original lease for the headquarters, and increased the monthly lease payments by $0.1 million from January 2026 through October 2028.
In February 2026, the Company amended its laboratory lease to extend the term through March 2027, and the amended lease includes an option to extend the lease term through March 2028. The aggregate lease payments across the extended lease term through March 2027 are approximately $0.5 million.
The components of the lease expense for the years ended December 31, 2024 and 2025 were as follows (in thousands):

	Year Ended December 31,
	2024	2025
Operating lease expense	$1,623	$1,973
Variable lease expense	480	413
Short-term lease expense	100	—
Total lease expense	$2,203	$2,386

Supplemental cash flow information related to operating leases for the years ended December 31, 2024 and 2025 was as follows (in thousands):

	Year Ended December 31,
	2024	2025
Cash paid for amounts included in the measurement of operating lease liabilities	$1,631	$2,010

Weighted-average remaining lease terms and discount rates as of December 31, 2024 and 2025 were as follows:

	December 31,
	2024	2025
Weighted-average remaining lease term (years)	3.2	2.8
Weighted-average discount rate	8.4%	8.0%

Future minimum noncancelable operating lease payments as of December 31, 2025 were as follows (in thousands):

Amount
2026	$1,059
2027	1,091
2028	937
Total undiscounted lease payments	3,087
Less: imputed interest	(338)
Operating lease liabilities	2,749
Less: current portion of operating lease liabilities	(1,022)
Operating lease liabilities, non-current	$1,727

8. Commitments and Contingencies
Other Commitments
The Company enters into contracts in the normal course of business with contract development and manufacturing organizations for certain research and development and chemistry, manufacturing and control services. The agreements generally provide for termination on notice, and therefore are cancelable contracts.
In October 2023, the Company entered into an arrangement with a third-party provider for certain discovery and preclinical services, some of which were utilized for the development of one of the Company’s therapeutic candidates. The Company may be required to make aggregate milestone payments of up to $4.0 million upon achievement of specified regulatory milestones. The milestone payments will be recognized as research and development expense upon completion of the triggering events, as the triggering events are not considered to be probable until they are achieved. As of December 31, 2025, no such milestones have been achieved, and the Company has not been obligated to make any milestone payments under the agreement.
Legal Proceedings
From time to time, the Company may become subject to claims or suits arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be incurred and such expenditures can be reasonably estimated. As of December 31, 2025, no accruals were required for such contingencies.
9. Restructuring
In June 2025, the Company implemented and announced a corporate reorganization of its operations to reduce the Company’s operating costs and better align its workforce with the needs of its business. In connection with the restructuring, the Company undertook a workforce reduction which eliminated approximately 42% of the Company’s workforce. During the year ended December 31, 2025, the Company recognized severance and employee benefits charges of $0.7 million within restructuring and impairment charges in the statements of operations and comprehensive loss. As of December 31, 2025, there was no outstanding liability related to restructuring and the Company does not expect to incur additional material costs related to the restructuring.
As part of the restructuring, the Company deprioritized certain research activities. After performing a review of its laboratory equipment, the Company identified certain equipment that was no longer in use, and the Company recognized an impairment charge of approximately $0.5 million for the year ended December 31, 2025.

Restructuring and impairment charges recorded in the statements of operations and comprehensive loss for the year ended December 31, 2025 consisted of the following (in thousands):

Amount
Employee termination benefits	$739
Impairment of equipment	489
Stock option modification	38
Write-off of prepaid expenses	120
Other restructuring costs	142
Total restructuring and impairment charges	$1,528

10. Convertible Preferred Stock
In April and May 2024, the Company issued an aggregate of 52,211,394 shares of its Series C convertible preferred stock (Series C) to its existing Series A and B investors and new investors at a price of $2.0417 per share for net cash proceeds of $106.2 million.
The convertible preferred stock as of December 31, 2024 and 2025, consisted of the following balances (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Value	Net Carrying Amount	Original Issue Price per Share
Series A	25,390,410	25,390,410	$25,390	$25,314	$1.00
Series B	39,597,569	39,597,569	71,319	70,783	$1.80
Series C	52,211,394	52,211,394	106,601	106,244	$2.04
Total	117,199,373	117,199,373	$203,310	$202,341

The holders of the Company’s Series A, Series B and Series C convertible preferred stock (collectively, the Preferred Stock) have various rights, preferences, privileges, and restrictions.
Dividends
The holders of Preferred Stock are entitled to receive noncumulative dividends at the rate of 8% per annum of the applicable original stock purchase price when and if declared by the board of directors, and in preference and in priority to any dividends payable on common stock. In the event dividends are paid on any share of common stock or any class or series that is convertible into common stock, the Company shall pay an additional dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. There have been no dividends declared by the Company’s board of directors as of December 31, 2025.
Liquidation
In the event of any liquidation or deemed liquidation, dissolution, or winding up of the Company (Deemed Liquidation Event), the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to the applicable Preferred Stock purchase price per share then held plus an amount equal to any dividends declared but unpaid on such shares. If the assets and funds available to be distributed to the stockholders shall be insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to the convertible preferred stock shall be distributed among the holders of Preferred Stock in proportion to the amount each preferred holder is entitled to receive.
Conversion
Each share of Preferred Stock is convertible at the option of the holder, at any time, into shares of common stock by dividing the original issue price by the then applicable conversion price, subject to certain anti-dilution adjustments, including stock splits, stock combinations, stock dividends, reclassification, recapitalization, merger, and consolidation. All of the shares of Preferred Stock will be automatically converted into shares of common stock upon the closing of an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of proceeds, net of underwriting discount and commissions to the Company.
Voting
The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which it would be converted and generally votes together as a single class with the common stockholders.
Each share of common stock is entitled to one vote. The holders of the Series A and Series C convertible preferred stock, each voting as a separate class, are each entitled to elect one director to the Company’s board of directors. The holders of the Series B convertible preferred stock, voting as a separate class, are entitled to elect two directors to the Company’s board of directors. The holders of the Company’s common stock, voting as a separate class, are entitled to elect one director to the Company’s board of directors.
Anti-Dilution
The conversion price of convertible preferred stock will be subject to a broad-based weighted-average anti-dilution adjustment in the event that the Company issues additional equity securities (other than shares reserved under any employee incentive plan and certain other customary exceptions) at a purchase price less than the applicable conversion price.
Redemption
The Preferred Stock is not redeemable except upon the occurrence of a Deemed Liquidation Event, as a result of which the convertible preferred stockholders would receive consideration in accordance with applicable liquidation preferences, in the form of cash, other assets, or a combination of both. The Deemed Liquidation Events are outside the control of the Company and therefore redemption of the Preferred Stock may be triggered by an event that is not entirely within the Company’s control. As such, the Preferred Stock is classified as temporary equity outside of the stockholders’ deficit in the balance sheets.
11. Common Stock Reserved for Future Issuance
Common stock reserved for future issuance as of December 31, 2024 and 2025 consisted of the following:

	December 31,
	2024	2025
Convertible preferred stock	117,199,373	117,199,373
Stock options granted and outstanding	12,485,298	12,865,119
Common stock reserved for future option grants	6,524,186	5,717,681
Total	136,208,857	135,782,173

12. Stock-based Compensation
Equity Incentive Plan
On March 3, 2020, the Company adopted the 2020 Equity Incentive Plan (the 2020 Plan) which provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units and stock appreciation rights to its employees, members of its board of directors and consultants. As of December 31, 2025, there were 28,091,289 shares authorized for issuance under the 2020 Plan, of which 5,717,681 shares remained available for future issuance.
Stock Options
Since inception, the Company generally granted options subject to service-based vesting conditions. Recipients of common stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to the estimated fair market value of such stock on the date of grant. The maximum term of stock options granted under the 2020 Plan is ten years and options generally vest over four years.

Stock Options Activity
The following table summarizes the activity of stock options issued under the 2020 Plan:

	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	12,485,298	$0.44	8.4	$1,222
Granted	2,395,080	$0.53
Exercised	(435,831)	$0.19
Forfeited/Canceled	(1,579,428)	$0.45
Outstanding as of December 31, 2025	12,865,119	$0.47	7.5	$828
Exercisable as of December 31, 2025	12,865,119	$0.47	7.5	$828
Vested as of December 31, 2025	6,632,297	$0.41	6.3	$750

The weighted-average grant date fair value of stock options granted in each of the years ended December 31, 2024 and 2025 was $0.39 per share. The intrinsic value of stock options exercised during each of the years ended December 31, 2024 and 2025 was $0.1 million.
Determination of Fair Value of Stock Options
For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options using the BSM.
The underlying assumptions used to value stock options granted during the years ended December 31, 2024 and 2025 using the BSM were as follows:

Year Ended December 31,
	2024	2025
Expected term (years)	5.9 – 6.1	5.9 – 6.1
Expected volatility	80.9% – 83.3%	80.5% – 89.1%
Risk-free interest rate	3.6% – 4.4%	3.8% – 4.4%
Expected dividend yield	—	—

Expected Term—The expected term of stock options granted to employees and non-employees represents the weighted-average period the stock options are expected to be outstanding. The Company uses the simplified method for estimating the expected term, which calculates the expected term as the midpoint of the weighted-average vesting period and the contractual term of the option.
Expected Volatility—Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available and is calculated based on a period consistent with the expected term of the option.
Risk-Free Interest Rate—The risk-free interest rate assumption is based on U.S. Treasury instruments with maturities similar to the expected term of the option.
Expected Dividend Yield—The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.
Fair Value of Common Stock —The grant date fair value of the common stock underlying stock options is determined by the Company's board of directors. As there is no public market for the Company’s common stock, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (iii)

the Company’s financial condition and operating results, including available capital resources; (iv) the conditions of the biotechnology industry and the economy in general, (v) the stock price performance and volatility of comparable public companies; and (vi) the lack of marketability of the Company’s common stock.
Early Exercises of Stock Options
During the years ended December 31, 2024 and 2025, options to purchase 369,583 and 11,250 shares of the Company’s common stock were early exercised, respectively. As of December 31, 2024 and 2025, there were 135,335 and 43,375 shares of unvested early exercised options that were subject to repurchase, respectively. The liability related to the unvested early exercised stock options was not material as of either date.
Stock-based Compensation
The Company recorded stock-based compensation for the years ended December 31, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
	2024	2025
General and administrative	$464	$571
Research and development	327	489
Restructuring and impairment charges	—	38
Total stock-based compensation	$791	$1,098

As of December 31, 2025, the total unrecognized stock-based compensation related to outstanding unvested stock options was $2.2 million and was expected to be recognized over a weighted-average period of 2.7 years.
13. Income Taxes
The provision for (benefit from) income taxes for the years ended December 31, 2024 and 2025 was as follows (in thousands):

	Year Ended December 31,
	2024	2025
Current income taxes:
Federal	$7	$(249)
State	—	—
Provision for (benefit from) income tax	$7	$(249)

A reconciliation between the statutory federal income tax rate and the Company’s effective tax rate for the years ended December 31, 2024 and 2025 was as follows (in percentages):

	Year Ended December 31,
	2024	2025
Income tax benefit at statutory rate	21.0%	21.0%
State and local taxes, net of federal income tax effect	9.4%	—%
Research and development credit	3.8%	3.1%
Changes in valuation allowance	(33.6)%	(23.2)%
Other	(0.6)%	(0.2)%
Income tax expense (benefit) at effective rate	0.0%	0.7%

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2025 were as follows (in thousands):

	December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$9,093	$19,736
Capitalized research and development	12,204	12,939
Research and development credits	2,864	4,132
Property and equipment	738	860
Operating lease liabilities	1,335	769
Reserves and accruals	542	475
Deferred revenue	1,327	—
Other	102	328
Gross deferred tax assets	28,205	39,239
Less: valuation allowance	(26,912)	(38,500)
Total deferred tax assets	1,293	739
Deferred tax liabilities:
Operating lease right-of-use assets	(1,293)	(739)
Total deferred tax liabilities	(1,293)	(739)
Net deferred tax assets	$—	$—

The valuation allowance increased by $8.9 million and $11.6 million for the years ended December 31, 2024 and 2025, respectively, to maintain a full valuation allowance against the net deferred tax assets. The Company recorded a full valuation allowance against the net deferred tax assets as of December 31, 2025 due to the uncertainty surrounding the realization of such assets. The Company has determined it more likely than not that the deferred tax assets are not realizable due to the Company's historical loss position and intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal of the allowance.
As of December 31, 2025, the Company had federal and state net operating loss carryforwards of $54.4 million and $119.0 million, respectively, available to reduce future taxable income. The federal net operating loss carryforwards were generated after 2017 and do not expire. The state net operating loss carryforwards are expected to begin to expire in 2040, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards of $2.8 million and $2.6 million, respectively. If not utilized, the federal research and development tax credit carryforwards are expected to begin to expire in 2041. California research credits do not expire.
Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company has completed a Sec. 382 study through December 31, 2021 and concluded that no carryforwards will expire or go unutilized as a result of an identified ownership change. Changes occurring after 2021 could create additional limitations.
As of December 31, 2024 and 2025, the Company had gross unrecognized tax benefits of $0.9 million and $0.8 million, respectively. The Company does not reasonably expect any material change to the amount of unrecognized tax benefits within the next 12 months.
The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, the total amount of accrued interest and penalties was $46,000. The Company had no accrued interest or penalties related to uncertain tax positions as of December 31, 2025.
The tax years 2019 through 2025 of the Company are open to examination by federal tax and state tax authorities. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years is under examination as of December 31, 2025.

On July 4, 2025, the One Big Beautiful Bill Act (the OBBBA) was enacted in the United States. The OBBBA includes corporate provisions that make 100% bonus depreciation permanent, allows for the expensing of domestic research costs, and modifies the business interest expense limitation calculation. These changes were incorporated into the Company’s income tax provision for the tax year ended December 31, 2025, resulting in no impact to the Company’s fiscal year 2025 effective tax rate and net deferred tax assets as the Company maintains a full valuation allowance.
14. Net Loss Per Share
The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive:

	December 31,
	2024	2025
Convertible preferred stock, as converted	117,199,373	117,199,373
Outstanding stock options	12,485,298	12,865,119
Unvested early exercised stock options	135,335	43,375
Total	129,820,006	130,107,867

15. Segment Information
The Company's Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), regularly reviews the allocation of resources and the assessment of performance of the Company’s activities. The Company has one operating and reporting segment related to developing lysosomal targeting chimeras, or LYTACs, as therapeutics for a broad range of difficult-to-treat diseases, which does not currently generate revenue from the sale of products as it is currently conducting preclinical and clinical activities and has not commercialized. The determination of a single segment is consistent with the financial information regularly provided to the Company’s CODM. The CODM assesses performance for the segment and decides how to allocate resources based on net loss that is also reported on the statements of operations and comprehensive loss. Segment asset information is not used by the CODM to allocate resources.
The table below is a summary of the segment net loss, including significant segment expenses, for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025
Collaboration revenue	$14,936	$6,741
Segment expenses:
Direct program expenses	21,508	19,302
Indirect expenses:
Personnel-related expenses	11,574	11,845
Other research and development expenses	6,952	7,653
Other general and administrative expenses	2,147	1,897
Facilities and other operating costs	3,321	3,672
Stock-based compensation	791	1,098
Depreciation expense	1,176	1,190
Restructuring and impairment charges(1)	—	1,490
Total operating expenses	47,469	48,147
Loss from operations	(32,533)	(41,406)
Other income, net	6,037	4,697
Loss before income taxes	(26,496)	(36,709)
Provision for (benefit from) income tax	7	(249)
Segment and net loss	$(26,503)	$(36,460)

(1)Excludes stock-based compensation

16. Subsequent Events
The Company evaluated subsequent events from the balance sheet date through July 2, 2026, the date the financial statements were available to be issued. No subsequent events have been identified for disclosure to or adjustment in the financial statements, other than the matter noted below.
Series D Convertible Preferred Stock Financing
In June 2026, the Company issued 36,734,094 shares of its Series D convertible preferred stock (Series D) to existing and new investors at a price of $2.0417 per share for total gross proceeds of $75.0 million.
In connection with the Series D financing, the Company (i) amended and restated its certificate of incorporation to increase the authorized shares to 210,270,000 shares of its common stock and 153,933,467 shares of its preferred stock and (ii) increased the shares reserved for issuance under its 2020 Equity Incentive Plan by 13,355,708 shares. The Company also amended the terms of its certificate of incorporation to, among other things, increase the minimum proceeds from the closing of an underwritten public offering required to automatically convert outstanding shares of its preferred stock to $75.0 million.

                   Shares
LYCIA THERAPEUTICS, INC.
Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers
Jefferies
TD Cowen
Evercore ISI
Guggenheim Securities

Passive Book-Running Manager
LifeSci Capital
  , 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the Nasdaq Global Market (Nasdaq) listing fee:

AMOUNT PAID OR TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*To be completed by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
As permitted by the DGCL, the registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:
■any breach of the director’s or officer’s duty of loyalty to the registrant or its stockholders;
■acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
■with respect to directors, under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
■any transaction from which the director or officer derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws to be effective upon the completion of this offering, provide that:
■the registrant is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;
■the registrant may indemnify its other employees and agents as set forth in the DGCL;

■the registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and
■the rights conferred in the restated bylaws are not exclusive.
Prior to the completion of this offering, the registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the registrant against certain liabilities. The indemnification provisions in the registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for securities matters.
Item 15. Recent Sales of Unregistered Securities.
The following lists set forth information regarding all securities sold or granted by the registrant from             , 2023 through the date of this prospectus that were not registered under the Securities Act, and the consideration, if any, received by the registrant for such securities:
(a)Equity Grants
Stock Option Grants. From         through the date of this prospectus, the registrant has granted to its employees, directors, consultants and other service providers options to purchase an aggregate of         shares of its common stock under the 2020 Plan, with exercise prices ranging from $        to $        per share. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of the registrant’s common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.
(b)Preferred Stock
In April and May 2024, the registrant sold an aggregate of 52,211,394 shares of its Series C convertible preferred stock (Series C Preferred Stock) at a price per share of $2.0417 for total gross proceeds of approximately $106.6 million. Each share of Series C Preferred Stock will automatically convert into one share of the registrant’s common stock in connection with the completion of this offering. Pursuant to our current investors’ rights agreement, holders of our Series C Preferred Stock are entitled to certain registration rights. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.
In June 2026, the registrant sold an aggregate of 36,734,094 shares of its Series D convertible preferred stock (Series D Preferred Stock) at a price per share of $2.0417 for total gross proceeds of approximately $75.0 million. Each share of Series D Preferred Stock will automatically convert into one share of the registrant’s common stock in connection with the completion of this offering. Pursuant to our current investors’ rights agreement, holders of our Series D Preferred Stock are entitled to certain registration rights. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.

EXHIBITNUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation, to be effective upon the completion of this offering.

3.3	Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws, to be effective upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated June 10, 2026, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnity Agreement.

10.2^	2020 Equity Incentive Plan and forms of award agreements.

10.3*	2026 Equity Incentive Plan, and forms of award agreements, to be in effect upon the completion of this offering.

10.4*	2026 Employee Stock Purchase Plan, and forms of award agreements, to be in effect upon the completion of this offering.

10.5*	Form of Executive Officer Employment Agreement.

10.6*	Form of Change in Control and Severance Agreement, between the Registrant and each of its named executive officers.

10.7*	Non-Employee Director Compensation Policy.

10.8†^	License Agreement, dated July 1, 2025, between the Registrant and RSR Limited.

10.9^	Lease Agreement, dated June 3, 2021, between the Registrant and ARE-East Jamie Court, LLC, as amended.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page to this registration statement).

107*	Filing Fee Table.
*To be filed by amendment.
†    The Registrant has omitted portions of the exhibit (indicated by “[*]”) as permitted under Item 601(b)(10) of Regulation S-K.
^    The Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.
(b)Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the         day of        , 2026.

LYCIA THERAPEUTICS, INC.

By:
Aetna Wun Trombley, Ph.D.
President and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Aetna Wun Trombley and Amy Bachrodt, and each one of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer (Principal Executive Officer)	, 2026
Aetna Wun Trombley, Ph.D.

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026
Amy Bachrodt

William J. Rieflin	Chair and Director	, 2026

Tim Anderson	Director	, 2026

Ming Fang	Director	, 2026

Laurent Fischer, M.D.	Director	, 2026

Clare Ozawa, Ph.D.	Director	, 2026